EXHIBIT D

REPUBLIC OF COLOMBIA

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein.

	2005	2006	2007	2008	2009
Domestic Economy
Real GDP Growth (percent)(1)	5.7%	6.9%	7.5%	2.4%	0.4%
Gross Fixed Investment Growth (percent)(2)	21.2	17.2	15.2	4.7	(1.6)
Private Consumption Growth (percent)(2)	4.7	6.8	7.5	2.6	0.1
Public Consumption Growth (percent)(2)	6.4	4.2	4.9	1.0	2.9
Consumer Price Index(3)	4.9	4.5	5.7	7.7	2.0
Producer Price Index(3)	2.1	5.5	1.3	9.0	(2.2)
Interest Rate (percent)(4)	7.0	6.3	8.0	9.7	6.2
Unemployment Rate (percent)(5)	12.0	12.8	10.2	10.9	12.3

	(millions of U.S. dollars)
Balance of Payments
Exports of Goods (FOB)(6)	$20,818	$23,930	$29,381	$37,095	$32,565
Oil and its derivatives(6)	5,559	6,328	7,318	12,204	10,268
Coffee(6)	1,471	1,461	1,714	1,883	1,543
Imports of Goods (FOB)(6)	19,431	23,976	30,100	36,313	30,510
Current Account Balance(6)	(1,886)	(2,989)	(5,997)	(6,883)	(5,146)
Net Foreign Direct Investment(6)	5,590	5,558	8,136	8,329	4,177
Net International Reserves	14,947	15,436	20,949	24,030	25,356
Months of Coverage of Imports (Goods and Services)	7.2	6.1	6.7	6.4	7.9

	(billions of pesos or percentage of GDP)
Public Finance(7)
Non-financial Public Sector Revenue	Ps. 150,485	Ps. 169,154	Ps. 196,362	Ps. 193,604	202,940
Non-financial Public Sector Expenditures	151,940	170,485	200,038	189,866	212,493
Non-financial Public Sector Primary Surplus/(Deficit)(8)	11,065	12,227	13,072	16,864	3,672
Percent of GDP(7)	3.3%	3.2%	3.0%	3.5%	0.7%
Non-financial Public Sector Fiscal Surplus/(Deficit)	(954)	(3,162)	(4,323)	187	(12,865)
Percent of GDP(7)	(0.2)%	(0.8)%	(1.0)%	0.0%	(2.6)%
Central Government Fiscal Surplus/ (Deficit)	(13,509)	(13,069)	(11,613)	(11,067)	(20,715)
Percent of GDP(7)	(4.0)%	(3.4)%	(2.7)%	(2.3)%	(4.2)%

	(billions of pesos or percentage of GDP)
Public Debt(9)
Public Sector Internal Funded Debt(10)	Ps. 117,126	Ps. 124,206	Ps. 132,476	Ps. 140,935	Ps. 159,025
Percent of GDP(1)	34.9%	32.4%	30.7%	29.5%	32.0%
Public Sector External Funded Debt(11)	$23,716	$25,963	$28,113	$28,720	$35,563
Percent of GDP(1)	16.4%	19.1%	14.1%	12.0%	15.4%

1:	Figures calculated using 2000 as the base year for calculating constant prices. See “Economy—Gross Domestic Product” for a discussion of a new methodology for calculating GDP implemented by Departamento Administrativo Nacional Estadístico (“DANE”) in June 2010 and for figures of GDP growth calculated by using the new methodology.
2:	Figures for 2008 and 2009 are estimated.
3:	Percentage change over the twelve months ended December 31 of each year.
4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
5:	Refers to the average unemployment rates in the thirteen largest cities in Colombia in December of each year.
6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2005 through 2009. Imports and exports of goods do not include “special trade operations.”
7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues and nets transfers among the different levels of the non-financial public sector. Figures given as a percentage of GDP calculated using 2000 as the base year for calculating constant prices.
8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
9:	Figures for 2009 are subject to revision Exchange rates at December 31 of each year.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
11:	In millions of dollars. Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and Consejo Superior de Política Fiscal (“CONFIS”).

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S.$” and “$” are to the currency of the United States of America. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The Financial Superintendency calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On July 31, 2010, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,842.79. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves.” The fiscal year of Colombia ends on December 31 of each year. The fiscal year ended December 31, 2009 is referred to herein as “2009,” and other years are referred to in a similar manner.

INTRODUCTION

From 1950 until 1998, Colombia enjoyed real Gross Domestic Product (“GDP”) growth every year (ranging from a low of 0.6% in 1998 to a high of 8.5% in 1978) and relatively stable rates of inflation as measured by the change in the consumer price index (with a low of 2.2% in 1955 and a high of 32.6% in 1963). In 1999, however, the Colombian economy contracted by 4.2% due to adverse climatic conditions, the negative effects of the financial crises in Asia and Russia, higher domestic interest rates and the significant decline in international crude oil and other commodity prices. In more recent years, the Colombian economy has returned to positive real growth with real GDP growing at 5.7% in 2005, 6.9% in 2006, 7.6% in 2007, 2.5% in 2008 and 0.4% in 2009. Inflation, as measured by the change in the consumer price index, declined to an average of 4.9% (on an annualized basis) in 2005 and 4.5% in 2006, rose to 5.7% in 2007 and to 7.7% in 2008 and declined to 2.0% in 2009. The reduction in real GDP growth in 2009 was mainly due to the weakening of household consumption and private investment as a result of the impact of the international financial crisis on the Colombian economy and other factors described under “Economy—Gross Domestic Product”. The rate of inflation in 2009 was less than in 2008 mainly due to a decrease in global commodity prices, which resulted in lower prices for items such as food and oil, primarily in the first half of 2009 and the weakening of private demand and the reduction in inflation expectations, primarily in the second half of 2009. See “Economy—Gross Domestic Product” for more information on the effects of the international financial crisis on the Colombian economy and the measures taken by the Government in response.

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2005, the current account deficit was $1,886 million, while the trade surplus was $1,595 million and the capital account surplus increased to $3,236 million. The current account deficit widened to $2,989 million in 2006, while the trade surplus and the capital account surplus decreased to $322 million and $2,890 million, respectively. In 2007, the current account deficit further widened to $5,977 million, while the trade balance recorded a deficit of $596 million and the capital account surplus increased to $10,347 million. In 2008, the current account deficit increased to $6,883 million and the trade balance recorded a surplus of $976 million, while the capital account surplus decreased to $9,485 million. In 2009, the current account deficit decreased to $5,146 million and the trade surplus increased to $2,560 million, while the capital account surplus decreased to $6,784 million. The current account deficit in 2009 decreased mainly as a result of the increase in the trade surplus.

Net foreign investment (including direct and portfolio investment), which stood at a net inflow of $3,848 million in 2005, decreased to $3,127 million in 2006. In 2007, net foreign investment increased to a net inflow of $9,027 million. In 2008, net foreign investment decreased to a net inflow of $7,322 million. In 2009, net foreign investment decreased to a net inflow of $5,664 million.

In 1999, Banco de la República, Colombia’s central bank, abandoned its currency band and adopted a floating exchange rate regime. As a result of that change, as well as other economic adjustment measures implemented by the Government, net international reserves at year end have increased continually from $14,497 million in 2005, to $15,435 million in 2006, to $20,949 million in 2007 and to $24,030 million in 2008. At the end of 2009, net international reserves totaled $25,356 million.

Colombia’s ratio of total net non-financial public sector debt to GDP decreased from 38.9% in 2005, to 36.0% in 2006, to 32.3% in 2007, to 31.9% in 2008, but increased to to 35.2% in 2009. This increase was mainly due to the negative impact of the international financial crisis in economic activity, the decrease in the Government’s tax revenues and the implementation of a countercyclical economic policy.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 36.0% in 2005, 32.5% in 2006, and 29.1% in 2007. Total public sector debt net of external financial assets to GDP increased to 31.0% in 2008 and further to 33.9% in 2009.

From 2000 to 2002, the Central Government’s deficit was at approximately 5% of GDP. Since then the Central Government’s deficit started to decrease, except in 2004, when the deficit climbed from 4.4% to 4.7% of GDP. Economic recovery, tax reforms and a more efficient collection system increased the Central Government’s revenues. At the same time, the government made important efforts to reduce non-rigid expenditures in the framework of the IMF Stand-by Arrangements. This combination of increased revenues and reduced expenditures was reflected in lower deficits in the last few years until 2007. As a consequence of the international financial crisis and its effects on the Colombian economy, the Government experienced a deterioration in its fiscal position during 2008 and 2009. The combination of lower tax revenues and the implementation of a countercyclical policy in order to stimulate economic growth resulted in an increase in the Government’s fiscal deficit.

Colombia’s non-financial public sector deficit was at 0.2% of GDP in 2005, 0.8% of GDP in 2006, 1.0% of GDP in 2007 and 0% of GDP in 2008. In 2009, the non-financial public sector recorded a deficit of 2.6% of GDP. The Central Government’s deficit was 4.2% of GDP for 2009, as compared to 2.3% of GDP in 2008, 2.7% of GDP in 2007, 3.4% of GDP in 2006 and 4.0% of GDP in 2005. The consolidated public sector deficit stood at Ps.13.7 trillion, or 2.8% of GDP for 2009, above the initial estimate of 2.4% of GDP contemplated in the Medium Term Fiscal Plan released in 2009. The increase in the consolidated public sector deficit in 2009 was mainly due to a larger than expected increase in the Central Government deficit.

In an effort to continue a fiscal adjustment program that began in 1999 with the implementation of an Extended Fund Facility between Colombia and the International Monetary Fund (“IMF”), and that was aimed at curbing deterioration in the fiscal accounts, Colombia and the IMF entered into a two-year Stand-By Arrangement in January 2003. In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia’s economic program through November 2006, replacing the expired Stand-By Arrangement entered into in January 2003. Colombia treated the new Stand-By Arrangement as precautionary and did not draw under it. After the Stand-By Arrangement expired in November 2006, the Government did not renew the Stand-By Arrangement. On May 11, 2009 the IMF’s executive board approved a one year arrangement under the IMF’s Flexible Credit Line for $10.5 billion. The IMF’s Flexible Credit Line provides Colombia with access to IMF resources with no ongoing conditions, is a renewable credit line, and allows Colombia to draw on it at any time or to treat it as a precautionary instrument. On May 7, 2010, the IMF’s executive board approved a one year $3.5 billion successor arrangement under the IMF’s Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. See “Public Sector Finance—Flexible Credit Line with IMF.”

Unlike other major Latin American countries, Colombia avoided hyperinflation and involuntary debt restructurings during the 1980s, although it faced the same external conditions (including lower export prices, economic recession in Colombia’s key trading partners, a reduction in foreign capital inflows and high interest rates) that negatively affected other Latin American countries during that period. During the 1980’s, Colombia did, however, enter into voluntarily syndicated loan agreements to refinance certain maturities of its commercial bank debt, and maintained access to new borrowings through multilateral and bilateral credits. Since 1993, Colombia has obtained access to the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

Other factors, such as increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices, violence and disruption associated with the guerilla groups and narcotics organizations and other political, economic and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy.

In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved by means of Legislative Act No. 02 dated December 27, 2004 (the “Legislative Act”) after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). Following the filing of several complaints challenging the constitutionality of the Legislative Act, the Constitutional Court declared that the Legislative Act did not violate the Constitution.

Congress also passed the “Electoral Guarantees Law”, which regulates the manner in which a current president may act as a candidate in a re-election without having unfair advantages over his or her opponents. In November 2005, the Constitutional Court upheld the Electoral Guarantees Law as constitutional. Following the Constitutional Court’s decision, President Uribe declared his candidacy for president in the May 2006 elections.

In September 2009, both houses of Congress approved legislation calling for a national referendum on amending the constitution to allow President Uribe to seek re-election for a third term. On February 26, 2010, the Constitutional Court declared that legislation unconstitutional. Following that decision, former Defense Minister Juan Manuel Santos became the presidential candidate for President Uribe’s political party, Partido Social de La Unidad Nacional, in the presidential elections that took place on May 30, 2010. Juan Manuel Santos won the first ballot with 46.6% of the votes, while Antanas Mockus of Partido Verde came in second with 21.5% of the votes. On June 20, 2010, Juan Manual Santos won the second ballot and was elected President of Colombia with 69.0% of the votes.

President-elect Santos took his oath and assumed the office of the President on August 7, 2010.

President Santos announced the following priority goals that the Government plans to pursue:

•

Economy: a 6% annual growth rate. To that end, the Government plans on pursuing growth in five main sectors: infrastructure, agronomy, housing, technology and mining. Additionally, there are plans to reduce taxes in order to create formal employment with the aim of achieving an unemployment rate under 9% by 2014.

•

Security: continuing the internal security policy implemented by the previous administration while at the same time making citizen security one of the Government’s priorities. To this end, the Government intends to provide better technology to the military and the police in order to further support them in the fight against illicit drug-dealing activity and terrorism.

•	Commercial relationships: promoting exports and technological development, in order to contribute to the competitiveness of domestic industry and boost foreign direct investment.

No assurance can be given that any of these goals will be achieved.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea to the north, Peru and Ecuador to the south, Venezuela and Brazil to the east and the Pacific Ocean to the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon forest lies to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. Approximately 4% of the land is arable, approximately 41% is suitable for grazing and about 55% is forested. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the National Administrative Department of Statistics (“DANE”), Colombia’s population in 2009 was 45.0 million, compared with 44.5 million in 2008. Based on the latest available population statistics for Colombian cities, in 2009, 7.3 million people lived in the metropolitan area of Bogotá, the capital of Colombia. Furthermore, in 2009, Medellín and Cali, the second and third largest cities, had populations of approximately 2.3 million and 2.2 million, respectively. The most important urban centers, with the exception of Barranquilla (the largest port city), are located in the Cordillera valleys. Colombia has a population density of approximately 108 people per square mile (42 people per square kilometer).

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the World Bank.

Selected Comparative Statistics

	Colombia	Venezuela	Brazil	Mexico	U.S.
GNI Per Capita (2008)(l)	$4,620	$9,230	$7,300	$9,990	$47,930
Life Expectancy at Birth (2008)	73	74	72	75	78
Illiteracy Rate (2008)(2)	7%	5%	10%	7%	n/a
Infant Mortality (2008)(3)	16	16	18	15	8
Poverty (2008)(4)	n/a	n/a	22%	18%	n/a

n/a	= Not available.
1:	GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.
2:	Percentage ages 15 and over.
3:	Number of infants dying before reaching the age of one year, per 1,000 live births.
4:	Percentage of population living below national poverty line.
Sources: World Bank Group, Development Data Group and DANE.

Government and Political Parties

The Republic of Colombia is one of the oldest democracies in the Americas, with regular transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the central bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a Presidential Republic.

On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term. President Uribe, a former member of the Liberal Party who ran as an independent, obtained approximately 53% of the popular vote. President Uribe assumed office on August 7, 2002, replacing Mr. Andrés Pastrana, who was elected in 1998. On May 28, 2006, President Uribe was re-elected for the 2006-2010 term after obtaining 62.2% of the popular vote in the first ballot. Carlos Gaviria, from the Alternative Democratic Pole, finished second with 22.0% and Horacio Serpa, from the Liberal Party, was third with 11.8% of the votes.

Originally, under the 1991 Constitution, the President was elected for a four-year term and could not be re-elected to any subsequent term. In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved by means of Legislative Act No. 02 dated December 27, 2004 (the “Legislative Act”). Following the filing of several complaints challenging the constitutionality of the Legislative Act, the Constitutional Court declared that the Legislative Act did not violate the Constitution. Congress also passed the Electoral Guarantees Law, which regulates the manner in which a current president may act as a candidate in a re-election without having unfair advantages over his or her opponents. In November 2005, the Constitutional Court upheld the Electoral Guarantees Law as constitutional. Following the Constitutional Court’s decision, President Uribe declared his candidacy for president in the May 2006 elections and was elected.

Consideration was given to allowing President Uribe to serve a third term in office and legislation to that effect was introduced in Congress. On February 26, 2010, the Constitutional Court declared that legislation unconstitutional. Following that decision, former Defense Minister Juan Manuel Santos became the presidential candidate for President Uribe’s political party, Partido Social de La Unidad Nacional, in the presidential elections that took place on May 30, 2010. Juan Manuel Santos won the first ballot with 46.6% of the votes, while Antanas Mockus of Partido Verde came in second with 21.5% of the votes. On June 20, 2010, Juan Manual Santos won the second ballot and was elected President of the Republic of Colombia with 69.0% of the votes. President-elect Santos took his oath and assumed the office of the President on August 7, 2010.

President Santos announced the following priority goals that the Government plans to pursue:

•

Economy: a 6% annual growth rate. To that end, the Government plans on pursuing growth in five main sectors: infrastructure, agronomy, housing, technology and mining. Additionally, there are plans to reduce taxes in order to create formal employment with the aim of achieving an unemployment rate under 9% by 2014.

•

Security: continuing the internal security policy implemented by the previous administration while at the same time making citizen security one of the Government’s priorities. To this end, the Government intends to provide better technology to the public forces in order to further support them in the fight against illicit drug-dealing activity and terrorism.

•	Commercial relationships: promoting exports and technological development, in order to contribute to the competitiveness of domestic industry and boost foreign direct investment.

No assurance can be given that any of these goals will be achieved.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both the governors of the departments and mayors of the municipalities are popularly elected.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or Supreme Court), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional elections occurred on March 14, 2010. In the Senate, candidates from Partido Social de La Unidad Nacional, Partido Conservador Colombiano, Partido Liberal Colombiano, Partido de Integracion Nacional, and Partido Cambio Radical won 28, 22, 17, 9, and 8 seats, respectively. In the Chamber of Representatives, Partido Social de La Unidad Nacional, Partido Conservador Colombiano, Partido Liberal Colombiano, Partido Cambio Radical, and Partido de Integracion Nacional won 47, 37, 36, 14, and 12 seats, respectively. Senators are elected on a non-territorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress(1)

Party	Chamber of Representatives					Senate
	1994	1998	2002	2006	2010	1994	1998	2002	2006	2010
Liberal	56.0%	53.4%	32.0%	21.8%	21.8%	59.0%	48.0%	30.6%	16.7%	17.0%
Conservative	20.0	16.1	7.3	17.6	22.4	23.0	15.0	9.9	17.7	22.0
Others	24.0	30.4	60.5	60.6	55.8	18.0	37.0	59.5	65.7	61.0

	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Totals may differ due to rounding.
Source:	Registraduría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla organizations have long been a part of Colombian society. The principal active guerilla organizations are the Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”) and the Ejército de Liberación Nacional (National Liberation Army, or “ELN”). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and protection and other services rendered to narcotics organizations. In addition, the guerilla organizations have continued to commit acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Empresa Colombiana de Petróleos (Colombian Petroleum Corporation, or “Ecopetrol”), the national oil company. Pursuant to the Ley Nacional de Regalías (National Royalties Law) of 1994, Ecopetrol pays a fee, based on the quantity of oil transported and the distance the oil is transported, to the various townships through which its pipelines run. This fee was implemented in order to help align the local communities’ interests with those of Ecopetrol. According to Ecopetrol, there were 25 attacks on Colombia’s oil infrastructure on the Caño Limón Coveñas pipeline in 2005, which resulted in $8.8 million in lost revenues, and 25 attacks on the same pipeline in 2006, resulting in $12.2 million in lost revenues. In 2007, attacks on oil infrastructure declined to 11 attacks, resulting in $13.9 million in lost revenues, and in 2008 increased to 13 attacks which resulted in $11.7 million in lost revenues. In 2009, there were 13 attacks on oil infrastructure which resulted in $8.5 million in lost revenues.

Since 1989, the Government has implemented various measures to address the violence associated with the guerilla movements. From 1989 to 1992, as a result of bilateral negotiations, the Movimiento 19 de Abril (the “M-19”), the Ejército Popular de Liberación (Popular Liberation Army or “EPL”), the Partido Revolucionario de los Trabajadores (Workers’ Revolutionary Party) and the Grupo Quintín Lama suspended all guerilla activities, and 6,500 guerillas joined civil society. In order to encourage guerilla groups to respect human rights, in 1994, Colombia enacted legislation incorporating the Second Protocol to the Geneva Convention of 1949 to protect the victims of non-international armed conflicts.

During President Pastrana’s administration (1998-2002), the Government implemented a comprehensive peace initiative as part of the Plan Colombia directed primarily towards the FARC and the ELN. The peace policy focused on negotiations with the armed organizations; increased investment and economic development in conflict areas; and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income. The Plan Colombia has been financed by the Government and by the Fondo de Inversión para la Paz (Peace Investment Fund or Peace Fund), which receives funds from the private sector, foreign governments and international agencies.

Between October 1999 and February 2002, peace talks with the guerilla organizations ceased and resumed several times, and in 2001 the Government and the FARC signed two agreements outlining the negotiation process: the Acuerdo de los Pozos and the Acuerdo de San Francisco. However, on February 20, 2002, President Pastrana announced the suspension of peace negotiations with the FARC and the end of the negotiation zone due to increased violence by the FARC against the civilian population. As of year-end 2006, negotiations between the FARC and the Government had not resumed. In 2006, the FARC continued their terrorist and narcotrafficking activities despite the Government’s ongoing military campaign against it. They launched several bombings against military targets in urban areas, including Bogotá. The FARC also targeted numerous rural outposts, infrastructure targets, and political adversaries, and continued kidnappings across Colombia. In August 2010, President Santos stated that the Government will not begin peace talks with FARC or any other armed rebel groups unless a unilateral cease-fire is first declared and all hostages held are released.

In June 2007, 150 members of the FARC were released by the Government, including Rodrigo Granda, one of the higher-ranked combatants captured by the Government, as a unilateral act of the Government and positive gesture toward securing the release of certain nationals and foreigners kidnapped by the FARC. The FARC, however, did not reciprocate and instead insisted on negotiating the terms of an exchange of prisoners within the framework of a demilitarized zone. On August 31, 2007, President Uribe accepted the offer by Venezuelan President Hugo Chávez Frías to mediate in negotiations for the exchange of certain hostages for guerrillas; however, on November 21, 2007, the Government decided to withdraw support for the mediation by President Chavez, citing a breach of protocol. On December 26, 2007, the Government again authorized President Chavez to mediate in the negotiations and approved a plan to liberate three hostages held by the FARC, with the assistance of the International Red Cross, or “IRC”, and under the observation of delegations from Argentina, Brazil, Bolivia, Cuba, Ecuador, France and Switzerland.

On January 10, 2008, two women held captive by the FARC were freed in Guaviare, Colombia. On February 27, 2008, four former members of Congress were freed with the assistance of the IRC after being held captive for six years. On July 2, 2008, a special intelligence operation executed by Colombian armed forces rescued 15 hostages of the FARC. Among those rescued alive were the former presidential candidate, Ingrid Betancourt, three North American citizens and eleven members of military forces. On October 26, 2008, a former congressman escaped from the guerrillas after eight years of captivity with the help of his captor. On March 30, 2010, under the coordination of the IRC and the Armed Forces of Colombia, a member of the police force was freed after more than 12 years of captivity by the FARC.

After unofficial meetings in 1999 between the Government and the ELN, the two sides began formal peace discussions in June 2000, which subsequently ceased and resumed several times. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. However, on May 31, 2002, the Government suspended negotiations with the ELN after the breakdown of the discussions in December 2001. Although Uribe administration officials met since December 2005 with leaders of the ELN to discuss a possible peace agreement after a cease-fire and end of hostilities, an agreement has not yet been reached. The signature of this agreement will seek to provide humanitarian relief for all the victims of the conflict and to include them in the peace-building process but so far, heads of the organization have not shown a willingness to implement such a political agreement. As of August 31, 2010, no cease-fire had been announced. President Santos has stated that the Government will not begin peace talks with any of Colombia’s armed rebel groups unless a unilateral cease-fire is first declared and all the hostages held are released.

In 2009, 5,095 members of the FARC, ELN and other guerilla organizations were captured and 635 were killed during military encounters. In addition, 2,638 members of the FARC, ELN and other rebel groups demobilized in 2009, which represents a decrease of 23.8% in demobilizations compared to 2008. The Government estimated that in 2009 there were approximately 13,471 members of guerilla groups, including the FARC, ELN rebels and Bandas Criminales al servicio del Narcotráfico (Criminal Groups supporting Narcotraffic or “BACRIM”). The Colombian armed forces numbered 285,189 troops (including 86,688 career soldiers) as of year-end 2009

In August 2002, President Uribe announced a State of Emergency in an effort to increase pressure on the guerilla groups. The State of Emergency authorized broad measures, such as the ability, following judicial authorization, to conduct searches without presenting warrants, impose curfews and restrict travel. The decree also authorized the Government to levy a one-time tax on the wealthy, discussed below, to raise funds in an effort to strengthen the security forces. Due to continued attacks by rebel groups against the Colombian population, the Government extended the State of Emergency for an additional 90 days, beginning on February 6, 2003. However, on April 29, 2003, the Colombian Constitutional Court lifted the State of Emergency, holding that the most recent extension was unconstitutional because, among other reasons, the Senate did not have the opportunity to comment on the extension. Congress has since enacted legislation to assist in maintaining public order, including an anti-terrorism statute adopted on December 18, 2003. The constitutionality of this anti-terrorism statute was challenged in the Constitutional Court. On August 30, 2004, the Constitutional Court held that the anti-terrorism statute was unconstitutional because a qualified majority vote of the Chamber of Representatives that was required for the passage of the statute had not been attained.

The emergence of so-called “paramilitary” organizations has added to the violence in the country and these groups, whose activities have been condemned by the Government, have shown little respect for human rights or the rule of law. The principal group of paramilitaries is the Autodefensas Unidas de Colombia (Colombian United Self-Defense Group, or “AUC”). On July 15, 2003, leaders of the AUC formally agreed to begin peace negotiations with the Government and announced their intention to demobilize their forces entirely by December 2005. Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. Since the start of the Uribe administration through June 30, 2010, 53,568 members of illegal armed groups, including paramilitary organizations, have been demobilized.

Pursuant to Resolution No. 16, passed on January 31, 2005, the National Government created a temporary safe zone for the paramilitary group Frente La Mojana in the region of Nueva Esperanza. This resolution began the second phase of demobilization for the group, with the purpose of fostering peace talks between the Government and the paramilitary organizations. The zone was operational from midnight on January 31, 2005 through midnight on February 4, 2005. The demobilization of Frente La Mojana is part of a governmental demobilization program that started in November 2003, and continued a dialogue between the Government and the paramilitary organizations that began in December 2002.

On July 25, 2005, President Uribe approved Law 975 of 2005, known as the Justice and Peace Law, which constitutes the legal framework for future peace talks. This law allows members of illegal groups to demobilize in an individual or collective way, and offers the potential for reduced sentencing and prison terms if the individuals confess their crimes. In 2007, the AUC continued to demobilize under the Justice and Peace Law. More than

32,000 AUC members have demobilized since the Justice and Peace Law became effective in 2005. In December 2006, the Colombian prosecutor’s office began taking sworn confessions from ex-members of the AUC as part of the process under the Justice and Peace Law. Out of 31,671 demobilized paramilitaries, 3,127 were eligible to receive benefits under the the Justice and Peace Law. The Government believes that, as of June 2008, a number of paramilitary organizations had been dismantled. Although some AUC members may have regrouped into criminal organizations after demobilization, the AUC as a formal organization largely has ceased to function.

On December 4, 2007, the Government presented to the Peace Commission within the Chamber of Representatives a draft decree which would grant FARC members the benefits of a humanitarian agreement within the framework of the Justice and Peace Law. In this connection, the draft would authorize a conditional suspension of sentences for the members of rebel groups that demonstrate a willingness to continue in the peace process. On April 4, 2008, Decree No. 1059 was passed pursuant to which FARC members that have been detained may at any time demobilize and receive benefits under the law.

According to applicable legislative procedure, every draft decree must be debated and approved by its corresponding commission and subsequently must be the subject of four more debates, two in each chamber of the Congress, before being sanctioned and promulgated by the Presidency.

In 2002, President Uribe announced a program, called the Project for Democratic Society, which seeks to eradicate the guerilla and paramilitary groups and provide security for all, without discrimination against aggressors. To that end, the Government has established a voluntary civilian informant network to combat the insurgent groups and it hopes to enlist up to one million citizens in this program. Among other objectives, the Project for Democratic Society also seeks to:

•	eliminate obligatory military service once the armed forces have expanded to include 100,000 career soldiers, and thereafter replace conscription with national service for men and women;

•	pass anti-terrorism legislation;

•	increase penalties for crimes and improve the justice system; and

•	support and improve the Plan Colombia.

The level of criminal activity has generally shown a decreasing trend since the Uribe administration took office in August 2002. The Government believes that this result can be attributed to the implementation of the Project for Democratic Society. In particular, violence and terrorism by guerilla organizations have generally decreased. Incidents of homicide decreased from 18,111 in 2005, to 17,479 in 2006, 17,198 in 2007, 16,140 in 2008, and further to 15,817 in 2009. Incidents of kidnapping decreased from 800 in 2005, to 687 in 2006, 521 in 2007, 437 in 2008, and further to 213 in 2009. Incidents of terrorism generally have been declining, although some increases were seen in 2006, 2008 and 2009. There were 612 in 2005, 646 in 2006, 387 in 2007, 484 in 2008 and 486 in 2009. In May 2010, the Government announced that for the twelve-month period ended April 30, 2010, homicides had decreased by 0.6% and kidnapping had declined by 31.8%, as compared to the twelve-month period ended April 30, 2009. For the twelve-month period ended April 30, 2010, incidents of terrorism decreased by 13.8% compared to the twelve-month period ended April 30, 2009. For the four-month period ended April 30, 2010, homicides and kidnapping had decreased by 4.9% and 3.4%, respectively, and incidents of terrorism decreased by 18.8%, compared to the four-month period ended April 30, 2009. There can be no assurance, however, that the recent trend in criminal activity will continue in the future.

The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Following reports about the disappearance of 11 young men in the municipality of Soacha in 2008, the matter was investigated by several governmental bodies. The investigations reviewed allegations that members of the armed forces deliberately misidentified the young men as guerrillas to benefit from an incentive program that rewards soldiers for combating guerrillas. In November 2008, following the preliminary findings of a temporary special commission reviewing the matter, the Defense Minister announced the retirement from the armed forces of several officers, including three generals, with command authority over the units in question. In addition, the Government announced the release of a human rights policy to be implemented by the military in order to preserve and defend human rights. The Government also established a new school of human rights where officers of the armed forces will receive instruction on human rights issues. Furthermore, a new office of human rights in the armed forces was created. During 2008 and 2009, witnesses approached various governmental bodies investigating the matter and testified to the events that led to the reports about the disappearance. On April 23, 2010, the President’s Press Secretary announced the convictions of 194 persons and the pending trials of another 708 persons as a result of the investigation held by the National General Attorney’s Office.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops,

•	controlling the raw materials necessary to process coca,

•	providing an alternative livelihood for small coca growers through subsidies and other means,

•	destroying drug processing and distribution operations, and

•	arresting and prosecuting drug traffickers.

In 2009, 104,772 hectares of illicit cocaine crops were sprayed as compared to 133,496 hectares in 2008 and 153,134 hectares in 2007. For the first two months of 2010, 22,951 hectares of illicit cocaine crops have been sprayed.

Law 793 of 2002 permits the Government to initiate judicial proceedings to acquire assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past the Government has been successful in largely dismantling the “Cali” and “Medellín” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (National Plan of Alternate Development). It seeks to remove, voluntarily, peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The program is currently established in 96 Colombian municipalities. In an effort to improve the program’s results, President Uribe announced plans to pay 50,000 peasant families Ps. 5 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests.

The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. For example, in July 2000, the United States Congress approved a $1,319 million counternarcotics aid package for Colombia and neighboring countries that complemented $300 million of assistance to Colombia already contemplated in existing U.S. legislation. Of the total aid package, $860.3 million, or 65% of the total resources, supported the Plan Colombia. The remaining 35% consisted of assistance to Peru, Bolivia and Ecuador and additional funding for U.S. agencies. The aid package to Colombia included American-supplied helicopters and U.S. military trainers to assist Colombia in its anti-drug operations. In August 2002, however, the U.S. President signed anti-terrorism legislation that, in a policy shift, authorizes Colombia to use the military equipment and U.S.-trained Colombian soldiers directly against the rebels and paramilitary groups. From 2002 through 2006, the United States provided Colombia with $2.9 billion for military and police assistance programs and $653.6 million for economic and social assistance programs. In 2007, the United States provided Colombia with $601.6 million for military and police assistance programs and $149.7 million for economic and social assistance programs. In 2008, the United States provided Colombia with $393.7 million for military and police assistance programs and $251.5 million for economic and social assistance programs. In 2009, the United States provided Colombia with $399.0 million for military and police assistance and $243.5 million for economic and social assistance programs. Colombian government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support. In addition, in August 2003, the U.S. President authorized the U.S. Department of State to resume assistance to Colombia in implementing an “Airbridge Denial Program” against civil aircraft suspected of trafficking in narcotics. The previous interdiction program was suspended in April 2001.

On October 30, 2009, the Government signed an agreement of cooperation and technical assistance on defense and security with the United States which included, among other provisions, the use by the United States of seven military bases in Colombia for drug interdiction. The Government, working under the assumption that such agreement was only a complement of other bilateral and multilateral cooperation agreements signed between Colombia and the United States, believed that the agreement would be effective without approval of Congress and without review by the Constitutional Court. After the agreement was signed, however, certain Colombian citizens filed a petition before the Constitutional Court claiming that the agreement was invalid because it was subject to the formal approval procedure for international treaties. On August 17, 2010, the Constitutional Court held that the agreement was in the nature of an international treaty and as such was subject to the formal procedure of approval by Congress and declared the agreement without effect under Colombian law until Congress follows the required procedures. The Government accepted the Constitutional Court’s decision and has not announced any plans to present the agreement to Congress.

The United States, however, conditions its assistance on the periodic determination as to the effectiveness of Colombia’s efforts. On September 15, 2005, pursuant to U.S. law requirements, the President of the United States issued a presidential determination listing the 20 nations deemed to be major drug transit or major illicit drug-producing countries for fiscal year 2006. Although Colombia was included in the “major list,” the President of the United States determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. The White House Office of National Drug Control Policy and the Bureau for International Narcotics and Law Enforcement Affairs have highlighted the great progress made by Colombia in fighting drug-crop cultivation and drug trafficking.

As long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, an evaluation of whether Colombia is a member of the “majors list” will be released. As of September 17, 2009, Colombia remains on the “majors list” for United States’s fiscal year 2010, but is still considered certified by the President of the United States, due to the substantial efforts of its government to adhere to its obligations under international counter narcotics agreements. In the event of a future decertification of Colombia, unless the U.S. President waives the effects that a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The decertification of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On August 3, 2005, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States, which certification has not been withdrawn. These certifications ensure continued aid from the United States. Various other countries have programs to provide assistance to Colombia to reduce illegal drug-related activities.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on

Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Other Domestic Initiatives

On December 30, 2005, a law was enacted that seeks to attract investors by setting the income tax rate at 15% for users of “Industrial Free Zones” and eliminating the special tax rate for dividends and profit sharing received by foreigners. The law became effective on January 1, 2007. In addition, on December 27, 2006, Congress approved Law 1111 of 2006 which reduces the income tax rate from its previous level of 38.5% to 34.0% for 2007 and to 33.0% for 2008. On June 16, 2010, Congress increased the tax rate for nationally produced beer from 3% to 14%. Additionally, Congress levied a surcharge of 10% on the consumption of cigarettes and processed tobacco.

The Government reformed the pension system effective June 20, 2005 to preserve and increase the Social Security System reserves. Under the pension reform, women who were 35 years or older as of 1993 and men who were 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed fewer than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform.

A capital markets reform bill was approved by Congress in July 2005 and became Law 964 of 2005. Law 964 seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available and promote increased access to the capital markets by Colombian and international investors.

The Law of Juridical Stability for investors was passed by Congress on July 8, 2005. This law is intended to protect investors and facilitate access to the Colombian financial markets, with the intention of increasing national and foreign investment. The goals of the law are to modernize regulation, provide liquidity to the market and increase its transparency.

From June 6, 2006 to June 13, 2006, the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”) dropped by 31%, including a 10.5% drop on June 12, 2006. Following these events, the Government repealed Decree 4210 of 2004, thereby lifting the restriction on foreign investors that required their portfolio investments to remain in Colombia for at least one year. This action was taken in order to increase demand in the domestic fixed income and equity markets. See “Monetary System—Foreign Exchange Rates and International Reserves” for more information on other measures taken by the Government to control appreciation of the peso.

On November 16, 2006, the Government’s four-year national development plan entitled “Estado Comunitario: Desarrollo para Todos” was enacted. The plan seeks to increase annual real GDP growth to not less than 5% annual GDP growth and to reduce the unemployment rate and the public sector deficit through economic growth incentives. The plan, as enacted, calls for total expenditures of Ps. 228.6 trillion; Ps. 130.2 trillion has been earmaked for social programs, including building low-income housing, protecting the social security system and widening the access to financial services for those who do not currently have access to such benefits; Ps. 66.5 trillion will be spent for infrastructure projects in order to increase competitiveness and productivity in the country and address the challenges brought by trade agreements; Ps. 45.6 trillion will be invested in education programs that seek to strengthen human capital formation through periodic quality assessments; and Ps. 13.6 trillion will be spent on developing a defense policy and the democratic security of government. As part of its goal to reduce the fiscal deficit and modernize the country, the plan also contemplates reductions in the public sector workforce. It is contemplated that 66.4% of the total expenditures under the plan will be funded by the Central Government (34.6% under the budget for investments and 31.8% under the budget allocated to departments, districts and municipalities), 8.3% will be funded through new financings and 25.3% will be funded by the private sector.

To continue its strategy to strengthen economic growth, social equality, poverty reduction and political and social institutions, Colombia developed a plan called “Strategy for Strengthening Democracy and Promoting Social Development” announced in February 2007. The strategy focuses on continuing economic development through sustainable growth and trade. The strategy also seeks to expand programs in remote rural areas, especially those emerging from conflict. It emphasizes increased security, social services and assistance to vulnerable groups, such as indigenous groups and displaced persons. The strategy also gives high priority to job creation and economic opportunities.

In July 2008, the Constitutional Court issued a decision requiring that the Government undertake a series of remedial actions regarding the current health system. These actions were to be carried out on a timetable proposed by the Government that would fulfill the obligation to equalize the benefits under the Plan Obligatorio de Salud (POS), a compulsory health insurance system for individuals that are formally employed or earn more than twice the minimum wage, and the Plan Obligatorio de Salud Subsidiado (POSS), a subsidized health plan. In December 2009, the Government declared a state of social emergency, which allows the President to issue decrees solely related to the state of emergency and temporarily suspend laws incompatible with the state of emergency. In January 2010, the President issued a set of decrees in order to comply with the Constitutional Court decision. On April 16, 2010, the Constitutional Court declared the state of emergency and the decrees issued under it unconstitutional. On July 12, 2010, the President signed the Health Resources Law. This law ensures additional resources for the health system by between Ps. 3.5 and Ps. 3.6 trillion. The principal provisions of the law are as follows: (i) an increase in value added tax rates for beer, cigars, gambling and liquor; (ii) the authorization to use transfers from the Government to the departments and municipalities to equalize the benefits under Plan Obligatorio de Salud and Plan Obligatorio de Salud Subsidiado; and (iii) implementation of measures that are intended to reduce evasion and avoidance of the required contributions to the health system.

Foreign Affairs and International Organizations

Colombia has established diplomatic relationships with 185 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States (OAS), the Organization of Caribbean States, the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America and the Caribbean, Corporación Andina de Fomento, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also a party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization. Colombia also has free trade agreements with Chile, El Salvador, Guatemala and Honduras.

The Andean Community of Nations, which was designed to create a five-nation free-trade zone, was revived in 1991. Pursuant to this agreement, Colombia, Venezuela, Peru, Ecuador and Bolivia implemented common external tariffs in 1995. In August 1997, the Andean Community members initiated a program to reduce the common external tariffs by 2005. In 2002, the Andean Community approved a new common external tariff that was scheduled to take effect on May 10, 2004. The Commission of the Andean Community decided to postpone, on several occasions, the initial effective date of the common external tariff due to the lack of agreement among members on the time frame and the criteria to apply to the common external tariff. Through Decision 535, the Commission of the Andean Community suspended the effective date of the common external tariff that was initially set for January 31, 2007 until July 20, 2008. Since July 2, 2008, the Andean Community Commission has enacted several decisions suspending the application of Decision 535, the latest of which suspends the application of the common external tariff until December 31, 2011.

Since 1995, Colombia had also been a party to a trade pact with Venezuela and Mexico. On April 22, 2006, Venezuela formally announced its intention to withdraw from the Andean Community of Nations and, in May 2006, Venezuela announced its withdrawal from the trade pact with Mexico and Colombia. On August 9, 2006, Venezuela signed with the member countries of the Andean Community a Memorandum of Understanding which gives effect to the existing common external tariffs among the Andean Community. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which was reached at a summit of the two trading blocks in July 2004, created a South American free trade area, which is expected to encourage positive economic benefits for the entire region. On October 18, 2004, an economic agreement was signed among Argentina, Brazil, Paraguay and Uruguay, each members of Mercosur, and the governments of Colombia, Ecuador and Venezuela, then members of the Andean Community. On August 3, 2005, another economic agreement was signed among Mexico, Venezuela and Colombia to promote trade between the parties, increase opportunities for investment, protect intellectual property rights and promote an environment of fair competition between the parties. In July 2006, Venezuela signed a Protocol of Adhesion to join Mercosur. Venezuela’s full membership status in Mercosur has been ratified by the legislatures of Argentina and Uruguay, but is subject to approval by the legislatures of Brazil and Paraguay. On September 20, 2006, Chile was granted the status of Associate Member Country of the Andean community.

On July 28, 2009, as a result of allegations made by President Uribe of an alleged weapons delivery from the Venezuelan Army to the FARC, President Hugo Chávez of Venezuela announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between the nations. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use military bases in Colombia.

In 2009, due to the commercial restrictions imposed by the Venezuelan government, Colombian exports to Venezuela decreased by 33.5% from U.S. $6,092 million in 2008 to U.S. $4,050 million in 2009. The effect of the decrease in exports to Venezuela is estimated at 1% of GDP for 2009.

On July 22, 2010, the Colombian permanent representative to the OAS alleged before the OAS permanent council that illegal armed groups were present in Venezuelan territory. The allegation was rejected by the Venezuelan permanent representative and a disruption in the diplomatic relations with Colombia was declared by Venezuela.

On August 10, 2010, after a meeting held in Santa Marta, Colombia, President Santos and President Chavez announced the reestablishment of diplomatic and commercial relations between the two countries. In a joint declaration, the presidents announced the creation of five bilateral commissions for the review of the following issues: trade and debt of Venezuela with Colombian exporters; economic cooperation; social investment in their frontiers; joint infrastructure development; and security.

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which President Bush signed in August 2002 and which currently extends, after several extensions approved by the U.S. Congress, through December 31, 2010, the unilateral tariff preferences accorded the Andean countries through the Andean Trade Preference Act. In 2003, 48% of Colombia’s exports to the U.S. qualified for preferential treatment under the ATPDEA. Industries that benefited the most included flowers, footwear manufacturing and clothing. In 2009, Colombian exports to the United States through ATPDEA totaled approximately $5.6 billion, a decrease of 23.8% compared with exports in the amount of $7.3 billion in the previous year. Although the ratio between total Colombian exports to the United States and exports through ATPDEA in U.S. dollar terms decreased from 53.1% in 2005 to 49.9% in 2009, exports benefiting from the ATPDEA increased by 20.1% from 2005 to 2009. For a further discussion of this legislation, see “Foreign Trade and Balance of Payments—Foreign Trade.”

On February 27, 2006, the United States and Colombia concluded negotiations on a free trade agreement that seeks to eliminate tariffs and other barriers to goods and services and expand trade between the two countries. The trade agreement will become effective upon approval by their respective legislatures. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.” On January 24, 2009, President Uribe and President Chávez of Venezuela agreed to establish a fund the objective of which will be to provide financing for small and medium enterprises in either Colombia or Venezuela. The fund will initially have U.S. $200 million available for financing, with each country contributing U.S. $100 million.

ECONOMY

Gross Domestic Product

In June 2010, DANE introduced a new methodology for calculating Colombia’s GDP data that uses 2005 instead of 2000 as the base year for calculating constant prices, uses more precise methods for measuring the behavior of, among others, financial intermediation services, housing rent, provision of government services, fixed investment, household consumption, and changes in inventory, and modifies the treatment of tax on financial movements. The Government is in the process of implementing the new methodology. Unless otherwise stated, GDP figures in this annual report are calculated using the prior methodology that uses 2000 as the base year for calculating constant prices.

Using the prior methodology, Colombia’s real GDP growth was 5.7% in 2005, 6.9 % in 2006, 7.5 % in 2007, 2.4% in 2008 and 0.4% in 2009. According to preliminary figures based on the new methodology, real GDP grew approximately 5.0% in 2005, 7.1% in 2006, 6.3% in 2007, 2.7% in 2008 and 0.8% in 2009. As a result of the application of the new methodology, Colombia registered an average real GDP growth for the five-year period from 2005 to 2009 of 4.4%, compared to 4.6% average real GDP growth for the same period using the prior methodology.

The following factors contributed to a lower GDP growth in 2009:

•	the international financial crisis that started in the third quarter of 2008 and manifested its effects on the economy during the first quarter of 2009;

•	the contraction of external demand for Colombian exports;

•	the internal decline in consumer and business confidence, which affected household consumption and caused a decrease in investment;

•	the trade contraction with Venezuela associated with a decrease of their internal demand and the trade restrictions imposed by the Venezuelan government;

•	the monetary policy measures focused on the reduction of interest rates; and

•	the countercyclical fiscal policy, which maintained the government expenditure established in the financial plan for 2009 despite the decrease in tax collection.

The services sector has traditionally been the largest sector of the Colombian economy. In 2009, it increased by an estimated 0.6% in real terms and represented an estimated 56.1% of GDP. The next largest sector, the manufacturing sector, decreased by 6.3% in real terms in 2009 and accounted for an estimated 13.3% of GDP in 2009. The retail, restaurants and hotels category decreased by 2.9% in real terms in 2009 and represented approximately 12.9% of GDP in 2009. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector grew by an estimated 1.0% in real terms in 2009, accounting for an estimated 8.5% of GDP in 2009. The transportation, storage and communications category decreased by 1.2% in real terms in 2009 and accounted for an estimated 6.9% of 2009 GDP. Construction activity grew by an estimated 12.8% in real terms in 2009 and accounted for an estimated 5.7% of 2009 GDP. The financial services category grew by an estimated 3.1% in real terms in 2009 and accounted for an estimated 5.4% of GDP in 2009. Mining (including oil), increased by 11.3% in real terms in 2009 and represented an estimated 5.3 % of GDP in 2009. Electricity, gas and water grew by 1.2% in real terms in 2009, and represented 2.8% of 2009 GDP. For growth measured by sector using the new methodology, see “—Principal Sectors of the Economy” below.

Gross fixed public investment, representing approximately 4.7% of 2009 GDP, increased by an estimated 33.9% in real terms in 2009 following a 5.2% decrease in 2008. Gross fixed private investment, representing 18.7% of GDP in 2009, decreased by an estimated 7.8% in real terms in 2009 as compared to a 6.6% increase in real terms in 2008. In 2009, public consumption increased by an estimated 2.9% in real terms, following an increase of 1.0% in 2008, and represented an estimated 18.5% of 2009 GDP. Private consumption grew by an estimated 0.1% in real terms in 2009, following positive real growth of 2.6% in 2008, and accounted for an estimated 65.6% of 2009 GDP.

Primarily as a result of the impact of the monetary policy measures and the Government’s countercyclical fiscal policy, and despite the effects of the international financial crisis, the Government’s projection for GDP performance for 2010 is 3.0%. No assurance can be given, however, that this projection will be reached.

Measures taken by the Government

The Government’s strategy in order to address the international financial crisis had three main components: (i) adopting a countercyclical fiscal policy and prioritizing expenditures in key sectors; (ii) securing and maintaining access to external funding which will permit Colombia to meet its public sector external financing requirements and (iii) securing funding for the productive sector and its activities. As a result of these measures, real GDP grew by 0.4% in 2009 and public demand increased by 10.2% in real terms, thus compensating for the decrease in private activity experienced in 2009. These measures, however, caused a deterioration in the Government’s fiscal balance. The Government has stated that the expansive fiscal policy would be temporary during the period of the crisis.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand, for the five years ended December 31, 2009.

Real GDP and Demand

	2005	2006	2007	2008(1)	2009(1)	2009(1)
	(millions of constant 2000 pesos)					(millions of current pesos)
GDP	Ps. 237,982,297	Ps. 254,505,598	Ps. 273,710,257	Ps. 280,369,033	Ps. 281,367,310	Ps. 497,696,551
Add: Imports of Goods and Services	57,172,513	66,462,747	75,669,820	83,085,313	75,561,437	99,612,665

Total Supply of Goods and Services	295,154,810	320,968,345	349,380,077	363,454,346	356,928,747	597,309,216
Less: Exports of Goods and Services	40,237,553	43,446,375	48,396,859	51,903,646	47,668,797	81,674,926

Total Domestic Supply	Ps. 254,917,257	Ps. 277,521,970	Ps. 300,983,218	Ps. 311,550,700	Ps. 309,259,950	Ps. 515,634,290

Allocation of Domestic Demand Consumption
Private Consumption	Ps. 156,342,467	Ps. 166,955,865	Ps. 179,484,090	Ps. 184,206,074	Ps. 184,448,516	Ps. 309,720,787
Public Consumption	45,974,213	47,899,237	50,239,001	50,729,974	52,179,093	85,438,838

	202,316,680	214,855,102	229,723,091	234,936,048	236,627,609	395,159,625
Gross Fixed Investment
Private Investment(2)	38,928,659	45,720,709	53,563,318	57,123,291	52,693,599	83,712,568
Public Investment(2)	8,487,815	9,855,244	10,461,904	9,918,506	13,277,292	22,058,402

	47,416,474	55,575,953	64,025,222	67,041,797	65,970,891	105,770,970
Changes in Inventory	5,184,103	7,090,915	7,234,905	9,572,855	6,661,450	14,703,695

Total Domestic Demand	Ps. 295,154,810	Ps. 320,968,345	Ps. 349,380,077	Ps. 363,454,346	Ps. 356,928,747	Ps. 597,309,216

Totals may differ due to rounding,

1:	Estimated.
2:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source: DANE

	Percentage of GDP(1)					Real Growth Rate(1)
	2005	2006	2007	2008(2)	2009(2)	2005	2006	2007	2008(2)	2009(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	5.7%	6.9%	7.5%	2.4%	0.4%
Add: Imports of Goods and Services	24.0%	26.1%	27.6%	29.6%	26.9%	17.0%	16.2%	13.9%	9.8%	(9.1)%

Total Supply of Goods and Services	124.0%	126.1%	127.6%	129.6%	126.9%	7.7%	8.7%	8.9%	4.0%	(1.8)%
Less: Exports of Goods and Services	16.9%	17.1%	17.7%	18.5%	16.9%	7.2%	8.0%	11.4%	7.2%	(8.2)%

Total Domestic Supply	107.1%	109.0%	110.0%	111.1%	109.9%	7.8%	8.9%	8.5%	3.5%	(0.7)%

Allocation of Domestic Demand Consumption
Private Consumption	65.7%	65.6%	65.6%	65.7%	65.6%	4.7%	6.8%	7.5%	2.6%	0.1%
Public Consumption	19.3%	18.8%	18.4%	18.1%	18.5%	6.4%	4.2%	4.9%	1.0%	2.9%

	85.0%	84.4%	83.9%	83.8%	84.1%	5.1%	6.2%	6.9%	2.3%	0.7%
Gross Fixed Investment
Private Investment(3)	16.4%	18.0%	19.6%	20.4%	18.7%	41.0%	17.4%	17.2%	6.6%	(7.8)%
Public Investment(3)	3.6%	3.9%	3.8%	3.5%	4.7%	(26.2)%	16.1%	6.2%	(5.2)%	33.9%

	19.9%	21.8%	23.4%	23.9%	23.4%	21.2%	17.2%	15.2%	4.7%	(1.6)%
Changes in Inventory	2.2%	2.8%	2.6%	3.4%	2.4%	9.0%	36.8%	2.0%	32.3%	(30.4)%

Total Domestic Demand	124.0%	126.1%	127.6%	129.6%	126.9%	7.7%	8.7%	8.9%	4.0%	(1.8)%

Totals may differ due to rounding.

1:	Calculated using constant 2000 pesos.
2:	Estimated.
3:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source: DANE

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ended December 31, 2009,

Real GDP by Sector

	2005		% of Total	2006	% of Total	2007(1)	% of Total	2008(1)	% of Total	2009(1)	% of Total
	(millions of constant 2000 pesos and as a percentage of GDP)
Agriculture, Livestock, Fishing, Forestry and Hunting

Coffee	Ps.	1,998,307	0.8%	Ps. 2,117,185	0.8%	Ps. 2,222,239	0.8%	Ps. 2,024,562	0.7%	Ps. 1,553,602	0.6%
Other Agriculture and Livestock		18,572,802	7.8	19,225,017	7.6	19,929,645	7.3	20,727,620	7.4	21,409,217	7.6
Fishing, Forestry and Hunting		929,445	0.4	989,111	0.4	1,055,956	0.4	1,052,002	0.4	1,088,362	0.4

Total Agriculture		21,500,554	9.0	22,331,313	8.8	23,207,840	8.5	23,804,184	8.5	24,051,181	8.5
Manufacturing Industry		34,728,483	14.6	37,096,740	14.6	40,636,404	14.8	39,899,428	14.2	37,390,372	13.3
Mining(2)		11,761,144	4.9	12,132,246	4.8	12,482,192	4.6	13,394,678	4.8	14,905,653	5.3
Electricity, Gas and Water		7,126,274	3.0	7,346,443	2.9	7,616,217	2.8	7,703,845	2.7	7,798,973	2.8
Construction		11,218,780	4.7	12,734,929	5.0	14,195,326	5.2	14,158,591	5.0	15,965,638	5.7
Services
Transportation, Storage and Communications		15,513,939	6.5	16,936,781	6.7	18,798,100	6.9	19,551,695	7.0	19,325,101	6.9
Retail, Restaurants and Hotels		31,219,775	13.1	33,922,300	13.3	36,880,741	13.5	37,494,309	13.4	36,410,643	12.9
Financial Services		11,756,606	4.9	12,296,037	4.8	13,567,644	5.0	14,857,239	5.3	15,325,186	5.4
Housing		18,025,598	7.6	18,816,363	7.4	19,283,214	7.0	19,819,581	7.1	20,435,609	7.3
Services to Companies except Financial Services and Housing		12,260,148	5.2	13,735,674	5.4	15,266,560	5.6	16,123,973	5.8	16,616,321	5.9
Public Administration and Defense		23,985,309	10.1	24,944,461	9.8	26,268,199	9.6	26,654,208	9.5	26,895,856	9.6
Education		5,419,833	2.3	5,975,777	2.3	6,159,123	2.3	6,276,201	2.2	6,444,140	2.3
Social and Health		6,888,715	2.9	7,094,611	2.8	7,301,571	2.7	7,566,557	2.7	7,855,556	2.8
Recreation, Cultural, Sports and Other Services		5,512,730	2.3	5,839,408	2.3	6,379,916	2.3	6,711,718	2.4	6,764,754	2.4
Domestic Services		1,946,333	0.8	1,967,743	0.8	1,888,872	0.7	1,813,395	0.6	1,715,733	0.6

Total Services		132,528,986	55.7	141,529,155	55.6	151,793,940	55.5	156,868,876	56.0	157,788,899	56.1
Plus: Duties and Tariffs on Imports		19,118,076	8.0	21,334,722	8.4	23,778,338	8.7	24,539,431	8.8	23,466,594	8.3

Real GDP	Ps.	237,982,297	100%	Ps. 254,505,598	100%	Ps. 273,710,257	100%	Ps. 280,369,033	100%	Ps. 281,367,310	100%

Totals	may differ due to rounding.
1:	Estimated.
2:	Includes petroleum.

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ended December 31, 2009.

Real GDP Growth by Sector(1)

	2005	2006	2007(2)	2008(2)	2009(2)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	0.1	5.9	5.0	(8.9)	(23.3)
Other Agriculture and Livestock	2.6	3.5	3.7	4.0	3.3
Fishing, Forestry and Hunting	4.0	6.4	6.8	(0.4)	3.5
Total Agriculture	2.4	3.9	3.9	2.6	1.0
Manufacturing Industry	5.4	6.8	9.5	(1.8)	(6.3)
Mining(3)	1.7	3.2	2.9	7.3	11.3
Electricity, Gas and Water	3.0	3.1	3.7	1.2	1.2
Construction	12.8	13.5	11.5	(0.3)	12.8
Services
Transportation, Storage and Communications	8.7	9.2	11.0	4.0	(1.2)
Retail, Restaurants and Hotels	7.3	8.7	8.7	1.7	(2.9)
Financial Services	10.2	4.6	10.3	9.5	3.1
Housing	2.3	4.4	2.5	2.8	3.1
Services to Companies except Financial Services and Housing	6.2	12.0	11.1	5.6	3.1
Public Administration and Defense	3.7	4.0	5.3	1.5	0.9
Education	2.8	10.3	3.1	1.9	2.7
Social and Health	11.7	3.0	2.9	3.6	3.8
Recreation, Cultural, Sports and Other Services	3.3	5.9	9.3	5.2	0.8
Domestic Services	0.8	1.1	(4.0)	(4.0)	(5.4)
Total Services	6.0	6.8	7.3	3.3	0.6
Plus: Duties and Tariffs on Imports	8.0	11.6	11.5	3.2	(4.4)
Real GDP	5.7	6.9	7.5	2.4	0.4

Totals	may differ due to rounding.
1:	Calculated using constant 2000 pesos.
2:	Estimated.
3:	Includes petroleum.

Source: DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. Colombia is currently the world’s largest exporter of Arabica coffee, the second largest exporter of flowers after the Netherlands and the fourth largest exporter of bananas after Ecuador, Belgium and Costa Rica. In 2009, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, an estimated 8.5% of total GDP. Total agriculture sector production grew by an estimated 1.0% in real terms in 2009, compared to 2.6% growth in real terms in 2008. The non-coffee agricultural and livestock sector accounted for an estimated 7.6% of GDP in 2009, growing by an estimated 3.3% in 2009, as compared to 4.0% real growth in 2008. In 2009, the fishing, forestry and hunting sector comprised 0.4% of GDP, increasing by an estimated 3.5% in real terms, after a real decrease of 0.4% in 2008. According to preliminary figures based on the new methodology for calculating GDP, in 2009 the total agriculture sector comprised, in the aggregate, an estimated 6.8% of total GDP. Total agriculture sector production decreased by an estimated 0.4% in real terms in 2009, compared to a decrease of 0.6% in real terms in 2008.

Coffee production (excluding coffee processing) represented 0.6% of GDP in 2009, decreasing by an estimated 23.3% in real terms, as compared with a decrease of 8.9% in 2008. The value of coffee exports decreased by 6.7% in 2009. Despite the traditional importance of coffee as an export product, Colombia’s dependency on coffee as a source of export revenues has diminished during the past few years, as the volume of other agricultural exports, particularly bananas and flowers, has grown. Furthermore, since the breakdown in 1989 of the International Coffee Agreement between coffee growers and consumers, which regulated the coffee supply and helped maintain coffee prices, market conditions have changed markedly. Competitors such as Vietnam have emerged and have attained, in a short period of time, coffee production and export levels similar to those of traditional coffee growers such as Brazil and Colombia.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a government entity administered by the National Coffee Growers’ Federation, which is made up of representatives of coffee producers. The National Coffee Growers’ Committee, which is made up of representatives of coffee producers, the Minister of Finance and Public Credit, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Minister of Foreign Relations, functions as the National Coffee Fund’s board of directors. This committee, subject to the veto right by the Minister of Finance and Public Credit, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed the established internal price for coffee, the National Coffee Fund accumulates a surplus. To the extent that export prices fall below the internal price, the National Coffee Fund draws on accumulated reserves to pay growers the difference between the export and internal prices. During 2005, the National Coffee Fund registered a fiscal surplus of Ps. 124 billion. The increase in 2005 was primarily due to higher revenues from gross exploitation arising primarily from coffee exports made by the Federation. In 2006, the fund registered a fiscal deficit of Ps. 99 billion. In 2007, the fund registered a fiscal deficit of Ps. 203 billion. The deficit in 2007 was mainly due to the appreciation of the peso, which reduced the value of exports in peso terms. In 2008, the fund registered a fiscal surplus of Ps. 223 billion as a result of higher sales and the price of coffee in the international markets. In 2009, the fund registered a deficit of Ps. 102 billion due to a reduction of 25.9% in coffee contributions and taxes, a decrease of 12% in coffee sales and an increase of Ps. 56 billion in total expenses caused by higher commercial operation expenses in the form of coffee purchases. The weighted average price of coffee exported by Colombia increased by 24.3% in 2009, from $1.44 per pound in 2008 to $1.79 per pound in 2009. Coffee exports accounted for 4.7% of total merchandise exports in 2009, as compared to 5.1% in 2008.

In addition, the Government developed a Ps. 100 billion credit line for the agricultural sector in 2000, through the use of new “agricultural reactivation funds.” Banco Agrario (the successor to the liquidated Caja Agraria) made disbursements of Ps. 1.4 trillion in 2006, Ps. 1.8 trillion in 2007, Ps. 1.3 trillion in 2008, and Ps. 1.0 trillion in 2009, ending the year with a total loan portfolio of Ps. 5.6 trillion, as compared to a total portfolio of Ps. 4.6 trillion on December 31, 2008, Ps. 3.3 trillion on December 31, 2007 and Ps. 2.6 trillion on December 31, 2006.

Moreover, Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), acting in its capacity as a rediscount bank, extended approximately Ps. 2,375.4 billion of loans to rural producers during 2006, an increase of approximately 7.6% in nominal terms in relation to 2005. In 2007, these loans totaled Ps. 3,073.1 billion, an increase of 29.4% in nominal terms in relation to 2006. In 2008, the loans totaled Ps. 3,035.9 billion, a decrease of 1.2% in relation to 2007. In 2009, the loans totaled Ps. 3,923.5 billion, an increase of 29.2% in relation to 2008.

Manufacturing

Manufacturing sector production decreased by 6.3% in 2009 and accounted for an estimated 13.3% of 2009 GDP. Twenty-two categories within the manufacturing sector showed decreases in 2009, while three sectors showed positive real growth. The largest decreases within the manufacturing sector were registered by coffee products and threshing (which showed a 21.1% real decrease); other manufactured goods (which showed a 20.2% real decrease); and transportation equipment (which showed a 19.3% real decrease). The categories that experienced the largest increases were sugar and sugar cane products (which showed a 15.1% real increase); beverages (which showed a 4.2% real increase); and beef and fish (which showed a 1.5% real increase). According to preliminary figures based on the new methodology for calculating GDP, in 2009 the total manufacturing sector production comprised, in the aggregate, an estimated 12.3% of total GDP. Total manufacturing sector production decreased by an estimated 5.9% in real terms in 2009, compared to a decrease of 4.2% in real terms in 2008.

The following table summarizes the composition of industrial sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Manufacturing Sector(1)

	Percentage of Total(1)					Percent Growth(1)
	2005	2006	2007(2)	2008(2)	2009(2)	2005	2006	2007(2)	2008(2)	2009(2)
Beef and Fish	4.9%	4.9%	4.8%	5.1%	5.6%	1.8%	6.6%	7.0%	5.3%	1.5%
Oils, Fats, Cocoa and other Food Products	4.8%	4.6%	4.7%	5.0%	5.1%	3.9%	3.1%	12.6%	3.2%	(3.7)%
Dairy Products	2.6%	2.6%	2.4%	2.4%	2.5%	1.0%	4.9%	2.9%	(0.7)%	(2.5)%
Milling Products, Starch and its Products	6.0%	5.9%	5.9%	5.9%	6.1%	4.0%	5.1%	9.5%	(2.2)%	(3.2)%
Coffee Products and Threshing	0.9%	0.8%	0.8%	0.8%	0.7%	3.2%	3.2%	5.3%	(1.4)%	(21.1)%
Sugar	1.9%	1.8%	1.6%	1.6%	2.0%	(2.3)%	0.7%	(3.2)%	(0.7)%	15.1%
Beverages	6.4%	6.4%	6.3%	6.3%	7.0%	11.8%	6.5%	8.0%	(1.5)%	4.2%
Processed Tobacco	0.5%	0.5%	0.5%	0.5%	0.4%	(13.0)%	7.1%	14.6%	(6.4)%	(18.3)%
Yarns, Threads and Fabric Fibers	2.1%	2.1%	1.9%	1.7%	1.7%	(0.8)%	4.8%	(0.2)%	(11.5)%	(8.6)%
Textile Articles, except Apparel	1.4%	1.4%	1.4%	1.3%	1.2%	(5.6)%	5.1%	11.0%	(5.2)%	(18.6)%
Knitted and Crocheted Fabrics; Clothing	7.9%	7.9%	8.4%	8.0%	7.1%	1.8%	7.0%	16.9%	(6.3)%	(17.1)%
Leather and Leather Products, Footwear	1.6%	1.5%	1.6%	1.6%	1.4%	5.1%	4.9%	16.0%	(5.3)%	(14.6)%
Wood, Cork and Straw Products	1.4%	1.4%	1.5%	1.4%	1.4%	5.4%	4.5%	15.1%	(9.8)%	(1.8)%
Paper and Pasteboard	4.1%	4.0%	4.0%	4.2%	4.3%	3.7%	6.0%	8.0%	4.6%	(5.8)%
Publishing, Printing and Analogous Articles	4.3%	4.2%	4.2%	4.7%	4.7%	14.5%	4.9%	9.7%	8.1%	(4.9)%
Processed Petroleum Products	6.4%	6.2%	6.1%	5.7%	6.0%	(0.3)%	4.3%	7.0%	(7.4)%	(2.6)%
Chemical Products	11.1%	11.4%	11.0%	11.3%	12.0%	4.6%	8.8%	5.9%	0.9%	(0.4)%
Rubber and Plastic Products	3.9%	3.8%	3.8%	3.9%	4.0%	8.9%	6.0%	7.2%	3.0%	(4.9)%
Non-Metallic Mineral Products	7.2%	7.7%	7.9%	8.1%	7.7%	9.5%	14.0%	13.4%	0.7%	(11.8)%
Basic Metal Products (except Machinery and Equipment)	6.9%	6.9%	6.9%	6.9%	7.1%	6.6%	7.8%	9.5%	(2.3)%	(2.7)%
Machinery and Equipment	2.3%	2.4%	2.5%	2.5%	2.3%	7.1%	11.3%	12.8%	(2.6)%	(13.6)%
Other Machinery and Electric Equipments	2.2%	2.2%	2.3%	2.3%	2.1%	(11.6)%	9.4%	12.5%	(2.0)%	(12.8)%
Transportation Equipment	3.2%	3.2%	3.6%	2.7%	2.3%	17.9%	8.6%	23.0%	(27.9)%	(19.3)%
Furniture and Related Products	1.8%	1.8%	1.8%	1.7%	1.7%	18.7%	11.3%	8.3%	(6.6)%	(7.7)%
Other Manufactured Goods	4.4%	4.2%	4.0%	4.3%	3.7%	19.0%	2.8%	4.5%	5.1%	(20.2)%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	5.4%	6.8%	9.5%	(1.8)%	(6.3)%

Totals	may differ due to rounding.
1:	Calculated using constant 2000 pesos.
2:	Preliminary.
Source:	DANE.

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. Colombia is also the third largest Latin American exporter of oil, after Venezuela and Mexico. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 5.3% of GDP in 2009, compared to approximately 4.8% of GDP in 2008. Mining sector production increased in 2009, recording real growth of 11.3%, as compared to 7.3% in 2008. According to preliminary figures based on the new methodology for calculating GDP, in 2009 the total mining sector comprised, in the aggregate, an estimated 6.6% of total GDP and increased by an estimated 9.6% in real terms, compared to an increase of 7.0% in real terms in 2008. In recent years, the mining sector has contributed significantly to Colombia’s export revenues. For example, 56.6% of total exports in 2009 (FOB) were attributable to the mining sector, as compared to 53.0% in 2008. Oil and its derivatives, coal, gold and nickel were the major mining products exported during 2009.

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). From 1974 to 2003, Ecopetrol, the Government-owned oil company, exploited these reserves either directly or in association with private companies.

In June 2003, the Government divided Ecopetrol into three state-owned entities. Ecopetrol S.A., the operating unit, continues to manage the operations of Colombia’s existing oil fields. Agencia Nacional de Hidrocarburos (“ANH”), the administrative unit, has taken charge, as of January 1, 2004, of the management of Colombia’s petroleum resources by assigning areas for exploration and production, evaluating the potential of the country’s petroleum reserves, promoting Colombia’s petroleum resources to attract investment and collecting royalties. According to Law 1760 of 2003, which created the ANH, Ecopetrol S.A. could enter into new joint venture contracts through December 2003, but thereafter, ANH has been responsible for entering into all new oil and gas exploration and production contracts. Promotora de Energia de Colombia, the investment unit, will manage some of Ecopetrol S.A.’s non-strategic investments. Ecopetrol S.A. is now a mixed economy company and is no longer 100% owned by the Ministry of Mines and Energy. Prior to the public offering of its shares described below, the Ministry of Finance owned 95% of Ecopetrol S.A.’s shares and the remaining shares were owned by other public sector enterprises. On July 25, 2007, the Government announced a public offering of 20% of the shares of Ecopetrol S.A. The newly issued shares, representing 10.1% of total shares, were offered from August 27, 2007 through September 25, 2007, to active employees, pension funds, cooperatives, mutual funds and Colombian citizens. On September 25, 2007, Ecopetrol S.A. received Ps. 5.7 trillion for all the offered shares. The proceeds from the sale are being used to invest in exploration, exploitation of hydrocarbons, and modernization and development of biofuels. As of June 30, 2010, the Government owned 89.9% of Ecopetrol S.A.’s shares.

Under Colombia’s royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of Ecopetrol S.A.’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to the particular contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol S.A. and private companies, it is customary for Ecopetrol S.A. to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system and is geared towards encouraging oil exploration in small and medium-size fields. This law establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Joint Venture Contracts. From 1974 to 2003, Ecopetrol S.A. developed Colombia’s oil reserves principally through joint venture contracts with foreign private sector companies. In 2000, joint venture contracts accounted for all of Ecopetrol S.A.’s exploratory well drilling operations. The standard terms of these contracts have been modified over the years, as described below.

Under joint venture contracts entered into before March 1994, including the contracts related to the Cusiana and Cupiagua oil fields, the private investor to the contract explores an agreed-upon area at its own risk and expense. Ecopetrol S.A. thereafter has the option to become a joint venture partner by reimbursing the investor 50% of the exploration costs of oil wells within commercially viable fields and 50% of all future development costs related to those fields. Ecopetrol S.A. can either reimburse the joint venture partner in cash or grant the joint venture partner part of Ecopetrol S.A.’s share of future production. As a joint venturer, Ecopetrol S.A. obtains the rights to 50% of the production. For contracts entered into between 1990 and March 1994, Ecopetrol S.A. initially receives 50% of the production, but its share gradually increases as accumulated production reaches specified levels. If

Ecopetrol S.A. does not elect to become a joint venture partner within a certain period of time (generally 60 to 90 days after the joint venture partner has determined that a field is commercially viable), the joint venture partner has the sole right to crude oil production from the field until it has sold production with a value equal to 200% of its total cash costs and investments. Thereafter, upon reimbursement of 50% of the entire joint venture partner’s past costs and investments by Ecopetrol S.A., future costs and production are automatically shared as if Ecopetrol S.A. had initially elected to become a joint venture partner in the field.

Beginning in 1994, modifications made to Ecopetrol S.A.’s standard joint venture contracts maintained the joint venture partner’s share at 50% of production until aggregate production exceeds sixty million barrels. Thereafter, Ecopetrol S.A.’s share increased gradually, up to a maximum of 75% of production. In 1995, further modifications to the standard joint venture contracts required Ecopetrol S.A. to pay for half of the exploration costs, not only for wells which ultimately prove to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that become commercially viable. Another 1995 modification also allowed Ecopetrol S.A. to negotiate, at least five years before a joint venture contract would otherwise expire, an extension of the production phase of the contract. The modifications also provided for competitive bidding for the right to explore and exploit marginal fields (defined according to certain technical, financial and operational criteria). In the bidding process, private companies bid percentages of production they will pay to Ecopetrol S.A. in exchange for the rights. Winning bidders were responsible for all future investment and operating costs related to the field.

In 1997, Ecopetrol S.A. again modified its standard joint venture contracts to promote private sector activity in the development of inactive areas and small fields and in the search for natural gas. These modifications lengthened the periods of exploration and exploitation, increased the levels of reimbursement for joint venture partners’ explorations costs and provided for the reimbursement of exploration costs in real terms in U.S. currency.

On July 2, 1999, Ecopetrol S.A.’s board of directors approved two additional modifications to the standard terms of its joint venture contracts, applicable to new joint venture contracts:

•

Reduction of Ecopetrol S.A.’s Initial Participation. Ecopetrol S.A. decreased its initial participation under these contracts from 50% to 30%. Accordingly, for all fields exploited under new joint venture contracts, Ecopetrol S.A. will assume responsibility for 30% of investments and costs and will receive 30% of production.

•

Modified R Factor. Ecopetrol S.A. modified the formula used to determine the increase in Ecopetrol S.A.’s share of production (the “R Factor”). The R Factor is calculated by dividing accumulated revenues by cash investments and costs. If the R Factor increases above a certain profitability threshold, then Ecopetrol S.A.’s share of production increases above the initial 30%. Pursuant to the July 2, 1999 modifications, Ecopetrol S.A. raised the profitability threshold at which the R Factor triggers an increase in Ecopetrol S.A.’s share from 1.0 to 1.5. Joint venture partners benefit from this modification because Ecopetrol S.A.’s share remains at 30% for a longer period of time. In addition, the R Factor is now calculated in constant dollars. This new calculation method is designed to prevent inflation from independently causing an increase in the R Factor and a corresponding increase in Ecopetrol S.A.’s share.

In July 2003, the Government announced that, in order to promote investment in wells and increase oil production, foreign oil companies will be able to negotiate extensions of their existing joint venture contracts.

According to Law 1760 of 2003, Ecopetrol S.A. could enter into joint venture contracts until December 31, 2003. In 2004, this activity was assigned to the ANH under a different exploration and exploitation contract further discussed below.

The following table sets forth the number of joint venture contracts outstanding at the end of each year. Beginning January 2004, joint venture contracts have been replaced by exploration and production contracts (“E&P contracts”) and technical evaluation agreements (“TEAs”). See “—Principal Sectors of the Economy—Mining and Petroleum—New Contractual Regime.”

Contracts for the period ended December 31,

	2005	2006	2007	2008	2009
Total Outstanding(1)	83	78	74	70	96

1:	Includes shared risk contracts where the joint venture partner is the operator.
Source:	Ecopetrol S.A.

New Contractual Regime. Under Law 1760 of 2003, the ANH has managed Colombia’s petroleum reserves since January 2004. The ANH is responsible for entering into all new oil and gas exploration and production contracts. Ecopetrol S.A. has a new role as an integrated operator, focusing on upstream, midstream and downstream activities in competition with other companies in the oil sector.

The creation of the ANH led to a new contractual framework which introduced two new model contracts that replaced the joint venture contract – the E&P contract and the TEA.

E&P Contract. Unlike the joint venture agreement, under the E&P contract the contractor assumes all the exploration and production activities. The contractor also assumes all the risks and costs of the exploration and is the owner of all the production and assets involved in the activity. There is no partnership or joint venture between the contractor and the ANH, as was the case under the joint venture agreement.

TEA. The scope of the TEA is limited to exploration activities. Through the TEA, the contractor can evaluate an area in order to establish interest in a specific area and, potentially, decide to sign an E&P contract. The contractor assumes all the risks and costs of its activities and operations. The term of the agreement may be up to 18 years for onshore areas and up to 24 years for offshore areas.

Ecopetrol S.A. also has entered into various types of arrangements in connection with its own oil and gas exploration and production projects. These arrangements include: Contracts of Participation of Risk, Shared Risk Contracts, Risk Service Contracts, Discovered Undeveloped Fields Contracts, Incremental Production Agreements and Sole Risk Contracts.

Contracts of Participation of Risk. Since 1987, Ecopetrol S.A. has used Contracts of Participation of Risk for the exploration and cultivation of oil fields. Except as described below, these contracts are nearly identical to standard joint venture contracts. Ecopetrol S.A. only uses Contracts of Participation of Risk when geological analysis suggests specific fields will be particularly profitable. Ecopetrol S.A.’s initial Contracts of Participation of Risk permitted Ecopetrol S.A. to participate in the development of these fields beginning in the second year of the exploration phase. Under these contracts, Ecopetrol S.A. assumed 15% of the exploration costs and risks at the beginning of the second year in exchange for a larger participation of future production and equal representation on the executive committee of the unincorporated joint venture. Only three of these Contracts of Participation of Risk remain in force as of December 31, 2009.

Shared Risk Contracts. Ecopetrol S.A. has also used shared risk contracts for the exploration of oil fields. Under these contracts, Ecopetrol S.A. retains its status as operator of the field, and assumes responsibility for 50% of the related investments and costs. The other contracting party is responsible for the remaining 50% of investments and costs. Private companies submit bids based upon the percentage of production they will assign to Ecopetrol S.A. The successful bidder obtains the right to enter into the shared risk contract with Ecopetrol S.A. As of December 31, 2009, Ecopetrol S.A. has one existing shared risk contract.

Risk Service Contracts. Ecopetrol S.A. introduced the risk service contract in January 1998 to increase production through the use of new technologies in oil fields that it currently operates. Under these contracts, Ecopetrol S.A. continues to operate the field, but 100% of the investment in new technologies is made by a private company. In return, the private company receives a percentage of the incremental production increase resulting from the investment in technology. The specific percentage is subject to a bidding process between private companies, but in no case may it exceed 75%. As of December 31, 2009, Ecopetrol S.A. has three existing risk service contracts.

Discovered Undeveloped Fields Contracts. Ecopetrol S.A. has entered into Discovered Undeveloped Fields Contracts to promote the exploitation by private companies of both undeveloped and inactive fields. Under this type of contract, the private company assumes total responsibility for the development and operation of a field in exchange for a fee per barrel, which varies with the level of production and is paid in U.S. dollars. As of December 31, 2009, 20 contracts of this type remained outstanding.

Incremental Production Agreements. Ecopetrol S.A. currently has two types of incremental production agreements, the standard incremental production agreements, or SIPA, and the development of incremental production project agreements, or DIPA.

Under the SIPA, Ecopetrol S.A. calculates the total number of proved developed reserves available in a specific field or well and then establishes a base production curve for the reserves. Any future production exceeding the curve, which is referred to as incremental production, results from extracting proved undeveloped reserves or probable reserves which require additional investments funded by its partners under the SIPA. Ecopetrol S.A. has the right to a previously specified percentage of the incremental production. Its percentage participation varies depending on the total amount invested by its partners and on the R-Factor, which cannot be lower than 1.5. The volume produced under the production curve is not shared with its partners. As of December 31, 2009, five SIPA contracts remained in effect.

Under the DIPA, Ecopetrol S.A. files a request with the Ministry of Mines and Energy to approve an incremental production project for a field that it directly operates. If the project is approved, Ecopetrol S.A. agrees with its partners to develop the field and it determines the mandatory investment thresholds for its partners. Ecopetrol S.A. is not required to fund any investment. The production from the field is distributed to Ecopetrol S.A. and its partners receive a percentage of the total production from the field, which varies depending on the invested amount. Once the mandatory investment stage expires, the parties agree on the percentage of production, total costs and additional investments to be paid by each party. Ecopetrol S.A. pays 20% royalties to the Central Government on the base production curve and variable royalties on any incremental production. Additionally, in the event of higher prices and large volumes, Ecopetrol S.A. has adjustment clauses to increase its share in the production. As of December 31, 2009, two DIPA contracts remained in effect.

Sole Risk Contracts. After 2000, a party that decides to enter into a sole risk contract with Ecopetrol S.A. has the right to recover 100% of its investment and costs. Thereafter, Ecopetrol S.A. can participate in the development of the field sharing all new investment and costs. As of December 31, 2009, 15 sole risk contracts remained outstanding.

Ecopetrol Contracts for the period ended December 31,

	2005	2006	2007	2008	2009
Total Signed During Period	11	5	11	12	16

In 2005, Ecopetrol S.A. signed three E&P contracts with the ANH, two Shared Risk Contracts and five favorability clause contracts (contracts that contain a clause that gives Ecopetrol S.A.’s business partner the right to renegotiate the joint venture contract signed with Ecopetrol S.A. if the new conditions the ANH gives under an E&P contract are better). In 2006, Ecopetrol S.A. signed three E&P contracts and one TEA. Two of such E&P contracts involved the participation of Ecopetrol S.A. in the E&P contract between BHP Billiton and the ANH for the exploration and production in the Fuerte Norte y Fuerte Sur region. In addition, in November 2006, Ecopetrol S.A. and Petrobras agreed to explore the Tucano basin in Brazil. The Tucano project is Ecopetrol S.A.’s first international exploration project in its history. Continuing with its internationalization process, during 2007 Ecopetrol S.A. became involved in other international projects in Peru and the United States through participation in exploration projects in those countries. In 2008, Ecopetrol S.A. signed seven E&P contracts and five TEAs. In 2009, Ecopetrol S.A. signed ten E&P Contracts and six TEA contracts. On December 31, 2009, Colombia’s proven crude oil reserves totaled approximately 1,632 million barrels. On that same date, Colombia’s proven gas reserves totalled an estimated 4.3 trillion cubic feet. The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

		At December 31,
	2005	2006	2007	2008	2009
Crude Oil (millions of barrels)	1,453	1,468	1,355	1,362	1,632
Natural Gas (trillions of cubic feet)(2)	4.0	3.7	3.7	4.0	4.3

1:	“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol S.A. has the sole right of development, Ecopetrol S.A. estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol S.A. includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol S.A. estimates its share of reserves that are to be developed pursuant to joint venture contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol S.A.’s petroleum engineers.
2:	Corresponds to gas with concrete commercial viability.
Source:	Ecopetrol S.A.

Until 2000, Colombia had witnessed relatively little exploration activity. This was the result of both the significant decline in oil prices in 1997 and 1998 and fiscal policies and contractual terms that were not internationally competitive. Since 2002, however, exploration activity has generally increased as a result of higher investments in operations by Ecopetrol S.A., as well as reforms to the standard terms of exploration and production contracts (as explained above) that have attracted investors. Total seismic exploration in 2005 was equivalent to 11,896 kilometers. Total seismic exploration increased to 26,491 kilometers in 2006, and decreased to 9,971 kilometers in 2007. In 2008, total seismic exploration increased to 16,286 kilometers and to 20,117 kilometers in 2009. The drilling of exploration oil wells has generally increased from 2005 to 2009. In 2005, 35 oil wells were drilled. The number of oil wells increased to 56 in 2006 and then rose to 75 in 2007, to 96 in 2008 but decreased to 75 in 2009 mainly due to agreed changes in activities under certain exploration contracts to change from the drilling of oil wells to seismic exploration to allow for the identification of new prospects. Production of crude oil in Colombia increased from an average of 588 thousand barrels per day in 2008 to 671 thousand barrels per day in 2009 primarily due to growth in production by the oldest and largest oil fields that are governed by joint venture contracts. Ecopetrol S.A.’s direct production accounted for approximately 30% of the total crude oil production in 2009, as compared to 29% in 2008. Approximately 10% of the country’s oil production in 2009 was derived from the Cusiana area of the Los Llanos region.

Of the 671 thousand barrels of crude oil produced per day in 2009, approximately 57.5% was exported, as compared to 49.7% of total crude oil production in 2008. Ecopetrol S.A. was responsible for exporting 56.7% of the total crude oil exported by Colombia in 2009, as compared to 49.2% in 2008. The value of Colombia’s exports of crude oil and its derivatives in 2009, according to balance of payments statistics, totaled an estimated $10,268 million, a 15.9% decrease from the 2008 level. This decrease was primarily due to a decrease in the price of oil in the international market caused by the international financial crisis. The average export price of crude oil in 2009 for Ecopetrol S.A. was $56.17 per barrel as compared to $81 per barrel in 2008. Ecopetrol S.A.’s average daily volume of exports of crude oil in 2009 was estimated at 229 thousand barrels per day, a 54% increase over the average daily volume in 2008 of 149 thousand barrels per day. Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finance—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol S.A. has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by Ecopetrol S.A. and others of which are owned jointly with joint venture partners or other companies, transport oil and gas owned by Ecopetrol S.A., joint venture partners and concession operators. The 829 km OCENSA pipeline, a joint venture among Ecopetrol S.A., joint venture partners and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua, and other nearby fields to the port of Coveñas. The pipeline has a capacity of 425,000 barrels per day and maintained an average output of approximately 300,800 barrels per day during 2009.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years. The production of natural gas is driven by the growth of local demand and exports to Venezuela. In 2009, Ecopetrol S.A. ‘s daily gas production grew by 9% from 85 thousand barrels of oil equivalent per day (“tboe”), in 2008 to 93 tboe in 2009, primarily due to an increase in exports and local demand. In 2009, Ecopetrol S.A. continued its investments directed at increasing gas supply by investing in gas treatment plants and the Cusiana Liquefied Petroleum Gas (LPG) plant. In November 2005, Colombia and Venezuela entered into an agreement to build a two-way gas pipeline between the two countries. Under the agreement, the pipeline will send 450 million cubic feet of natural gas per day from Colombia’s La Guajira region to Venezuela’s Paraguana peninsula during the first four years of service. At the end of that period, the pipeline’s flow will be reversed with Venezuela supplying 150 million cubic feet of gas by year to Colombia from 2012 to 2028. The construction of this pipeline began on July 8, 2006 at a projected cost of $335 million and was inaugurated on October 12, 2007.

Construction

The construction sector experienced real annual growth rates of 12.8% in 2009, (0.3)% in 2008, 11.5% in 2007, 13.5% in 2006 and 12.8% in 2005. The higher growth experienced in 2009 was primarily due to the increase in civil construction (33.9%) that offset the decrease in building construction (12.4%). According to preliminary figures based on the new methodology for calculating GDP, in 2009 the construction sector comprised 6.9% of GDP and recorded real growth of 14.6% in 2009, compared with real growth of 3.0% in 2008.

Services

The services sector accounted for 56.1% of GDP in 2009. Activity in the services sector increased by 0.6% in real terms in 2009, following increases of 3.3%, 7.3% 6.8% and 6.0% in 2008, 2007, 2006 and 2005 respectively. The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	2005	2006	2007(1)	2008(1)	2009(1)
	(percentage of total services)
Transportation, Storage and Communications	11.7%	12.0%	12.4%	12.5%	12.2%
Retail, Restaurants and Hotels	23.6%	24.0%	24.3%	23.9%	23.1%
Financial Services	8.9%	8.7%	8.9%	9.5%	9.7%
Housing	13.6%	13.3%	12.7%	12.6%	13.0%
Services to Companies except Financial Services and Housing	9.3%	9.7%	10.1%	10.3%	10.5%
Public Administration and Defense	18.1%	17.6%	17.3%	17.0%	17.0%
Education	4.1%	4.2%	4.1%	4.0%	4.1%
Social and Health	5.2%	5.0%	4.8%	4.8%	5.0%
Recreation, Cultural, Sports and Other Services	4.2%	4.1%	4.2%	4.3%	4.3%
Domestic Services	1.5%	1.4%	1.2%	1.2%	1.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Estimated.
Source:	DANE.

The retail, restaurants and hotels sector decreased by 2.9% in real terms in 2009, as compared to 1.7% real growth in 2008, and accounted for an estimated 12.9% of 2009 GDP. According to preliminary figures based on the new methodology for calculating GDP, in 2009 the retail, restaurants and hotels sector comprised an estimated 12.1% of total GDP and decreased by an estimated 2.3% in real terms, compared to an increase of 2.5% in real terms in 2008.

The financial services sector grew by 3.1% in real terms in 2009, as compared to 9.5% real growth in 2008. According to preliminary figures based on the new methodology for calculating GDP, in 2009 the financial services sector grew by an estimated 3.1% in real terms, compared to an increase of 8.5% in real terms in 2008.

Transportation, storage and communications decreased by 1.2% in real terms in 2009, as compared to 4.0% real growth in 2008, and accounted for an estimated 6.9% of 2009 GDP. According to preliminary figures based on the new methodology for calculating GDP, in 2009 the transportation, storage and communications sector comprised 7.5% of GDP and recorded 0.02% real growth in 2009, compared with real growth of 5.3% in 2008. Currently, there are approximately 129,796 km of roads in Colombia. The public roads within Colombia are categorized as primary, secondary, tertiary or other roads. The primary network consists of 17,097 km of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consists of 37,953 km of regional roads which connect smaller cities. The tertiary network consists of 62,495 km of roads which connect towns and other localities. Other roads consist of 12,251 km of roads.

Over the last several years, the road concessions program has substantially increased the participation of private companies in the transportation sector. These concessions permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation’s interior, with the most important Atlantic and Pacific ports. These corridors include the Zipaquirá–Santa Marta corridor, the Briceño–Tunja–Sogamoso corridor, the Bogotá–Buenaventura corridor and the Caribbean road network. As of September 2010, the road concessions consist of 3,400 km of roads (as part of the 17,097 km of the primary network).

With respect to the communications sector, Colombia had an estimated 17.3 telephone lines in service per 100 inhabitants on December 31, 2005, 17.4 telephone lines in service per 100 inhabitants on December 31, 2006, 17.8 telephone lines in service per 100 inhabitants on December 31, 2007, 17.9 telephone lines in service per 100 inhabitants on December 31, 2008 and 16.1 telephone lines in service per 100 inhabitants on December 31, 2009. Prior to 1998, Empresa Nacional de Telecomunicaciones, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB”, owned by the capital district of Bogotá) and Orbitel (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of Empresa Nacional de Telecomunicaciones. Telefónica Telecom is the third provider of international and domestic long-distance services. Empresa Nacional de Telecomunicaciones has also traditionally provided basic telephone service in suburban and rural areas. Within the major metropolitan areas, separate municipal telephone companies provide basic telephone services. Empresa Nacional de Telecomunicaciones is now known as Colombia Telecomunicaciones S.A. ESP or “Telecom.”

In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by Telefonica Móvil, Comcel and the recently formed Colombia Movil. According to the Ministry of Communications, there were approximately 41.2 million mobile telephone users in Colombia as of fourth quarter 2009, as compared to 41.4 and 33.9 million mobile telephone users at year-end 2008 and year-end 2007, respectively. The Government has made cellular telephone service subject to private sector participation and competition.

The Government operates three national public television networks, including one that is publicly managed. In the first half of 1998, in accordance with a law that permits greater private sector participation in television networks, two private television networks, RCN and Caracol, began operations nationwide. In addition, local governments support eight regional networks and there is one regional private network. On October 29, 2009, the National Commission on Television (CNTV) initiated a bidding process to license a third private television network for a ten year period. As a result of various legal actions taken by different parties involved in the bidding process, as of August 2010, the license to operate a private television network has not been assigned and the CNTV has suspended the bidding process until the legal issues are resolved.

Energy

In 2009, 54.9% of electric energy consumption in Colombia was derived from hydraulically generated sources, while 41.1% was derived from thermally generated (gas and coal) sources and the remaining 4.0% was derived from other sources. In 2009, the output of the utility sector (electricity, gas and water) increased by 1.2% in real terms and accounted for 2.8% of GDP.

Colombia’s proven energy reserves in 2009 included approximately 6,668 million tons of coal, 1,632 million barrels of crude oil and 4.3 trillion cubic feet of natural gas, including natural gas with concrete commercial viability and natural gas that can be used for oil extraction purposes. In addition, it is estimated that Colombia has the capacity to generate more than 91,000 megawatts of hydroelectric power, although as of March, 2010, only about 9.9% of this potential has been realized.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol S.A. sponsored two significant projects consisting of a total of 1,350 km of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 km of pipeline were awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. Also, in August 1997, the Government initiated a bidding process to select operators for local gas distribution networks in several interior cities. As of December 2009, local gas distribution networks were operating in cities within the departments of Tolima, Caldas, Boyacá, Cundinamarca, Huila, Santander, Bolívar, Antioquia, Cauca, Valle del Cauca, La Guajira, Atlántico, Magdalena, Cesar, Casanare, Norte de Santander, Quindío, Risaralda, Bogotá, D.C., Meta, Sucre, Caquetá, Santander, and in Córdoba.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government’s sale in 1996 of several major power generation plants, private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P in 1997. As of December 2008, 45.2% of Colombia’s total power generation capacity was privately held, 54.8% continued to be state-owned. The Superintendencia de Servicios Publicos (Superintendency of Public Services) has intervened in the management of Cedelca and Electrolima. On July 26, 2002, the Government announced the liquidation of the Chocó power generation plant and the creation of a new company, Dispac, which is operated by private parties. On February 26, 2007, the Government authorized the sale of 19.2% of its stake in Isagen, one of the largest power generation companies in Colombia. The Government sold a portion of its shares of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2009, private participation in electricity transmission was 24.0%.

In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. As of December 2009, 64.0% of Colombia’s total distribution capacity was privately held.

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure. In order to achieve this objective, two complementary strategies were implemented.

First, the Compartel program has helped to achieve universal access to communications services through the installation of communal telecommunications points, which allows the connection of distant rural areas and public institutions as basic school, mayor offices, hospitals, military facilities and centers of agricultural enterprise management. Under the program, the Government has installed approximately 1,546 communal telecommunications points in Colombia’s rural municipalities, 3,263 rural telecommunications centers to promote Internet access and has provided Internet service in 26,085 public institutions (21,919 public schools, 1,032 local mayor’s offices, 839 hospitals, 411 libraries, 57 centers of agricultural enterprise management and 1,827 other institutions). Although the number of communal telecommunications points was higher in recent years, the figure decreased in 2009 due to the closing of certain points primarily as a result of an increase in other voice communication services such as mobile and fixed line phone services.

Second, the Agenda de Conectividad (Connectivity Agenda) is intended to increase the use of information technologies, improve the competitiveness of the production sector, modernize public and governmental entities and facilitate access to information and education. Under this program, administrative procedures have been implemented that would reduce transaction costs related with exports, entrepreneurship and social security payments, among others.

To encourage private sector participation in the supply of communication services, the Government has encouraged a deregulation process that began in the early 1990’s. That process emphasized infrastructure modernization in specific areas that are key to attaining global competitiveness.

Under Law 1341 of July 30, 2009, the Ministry of Communications became the Ministry of Information Technologies and Communications. The law also provided a legal framework for the technological development of the sector and the promotion of access and the use of information technology and communication through substantial use, free competition, efficient use of infrastructure and alignment of user protection.

In addition to the expansion of the telecommunications infrastructure and the construction of new roadways and the repair of existing ones, the Government plans to continue promoting private investment participation to improve other infrastructure, such as cargo ports, airports and roads. The Government also is considering implementing long-term energy generation and transmission capacity expansion by encouraging strategic investors to explore and develop oil and natural gas offshore and onshore fields and to invest in the natural gas transportation and oil refining capacity expansions through privatizations, concessions and joint ventures. In addition, the Government plans to finance private investment activity from the domestic and international capital markets.

In 2006, Ecopetrol S.A. selected Glencore AG as its strategic partner in the development of a master plan with respect to the Cartagena refinery. In accordance with the master plan, Refinería de Cartagena S.A.-RCS was incorporated and began operations on April 1, 2007. Simultaneously with the incorporation of Refinería de Cartagena S.A.-RCS, Ecopetrol S.A. transferred all of the refinery’s assets to Refinería de Cartagena S.A.-RCS in exchange for a 49.0% interest. On August 19, 2008, the Government granted special treatment to the expansion of the Cartagena refinery project.

In February 2009, as a result of financing difficulties experienced by Glencore AG which were making it challenging to develop the master plan, Ecopetrol S.A. entered into a memorandum of understanding with Glencore AG pursuant to which it acquired in May 2009 an indirect interest in all of Glencore AG’s interest in Refinería de Cartagena S.A.-RCS. As part of this overhaul plan, Ecopetrol S.A. expects to increase the competitiveness and profitability of the refinery through the modernization of its facilities and processes and improve the reliability of its units. Ecopetrol S.A. plans to increase the refinery’s production capacity to 150 thousand barrels per day by 2013 and improve refining margins by processing cheaper heavy crude oils, thus raising the conversion ratio and producing a higher quality product slate. Ecopetrol S.A. also expects to satisfy existing environmental regulations for fuels by reducing sulfur content in gasoline and diesel fuel, thus complying with national and international fuel standards.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector, and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2009, the most important state-owned non-financial companies included Ecopetrol S.A., Telecom, Medellín’s urban transit system (the “Medellín Metro”), the energy generation companies Isagen and Corelca and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises.

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2009(1)	Total Liabilities on Dec. 31, 2009(1)	Net Profits for 2009(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2009
	(millions of U.S. dollars)
ECOPETROL S.A.	$25,972	$9,974	$2,441	$0
ISA	8,340	3,615	146	45
Isagen	2,421	785	179	241
Corelca	85	81	(3)	0
Medellín Metro	1,664	2,586	222	262

1:	Unaudited. Converted into U.S. dollars at the rate of Ps. 2,044.23/$1.00, the representative market rate on December 31, 2009.
2:	Converted into U.S. dollars at the rate of Ps. 2,153.30/$1.00, the average representative market rate for January-December 2009.
Sources:	DNP, Medellín Metro and Ministry of Finance.

Ecopetrol S.A.

Ecopetrol S.A., which underwent a restructuring in June 2003, is the national oil company and is responsible for promoting and developing Colombia’s oil industry. For further information on Ecopetrol S.A., see “—Principal Sectors of the Economy—Mining and Petroleum” above.

Ecopetrol S.A. earned net profits of approximately Ps. 5.26 trillion ($2.44 billion) in 2009. Total net profits decreased by 54.8% as compared to 2008. Ecopetrol S.A. contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol S.A.’s total direct contribution to governmental revenues was Ps. 17.8 trillion in 2009, as compared to Ps. 14.3 trillion in 2008. The principal sources of Ecopetrol S.A.’s 2009 contribution to public sector revenues were approximately Ps. 4.3 trillion in royalties, Ps. 7.9 trillion in dividends paid with respect to profits earned in 2008, Ps. 3.9 trillion in income taxes and 1.7 trillion in indirect taxes.

Due to the decrease in oil prices in 2009, the Government experienced a negative impact on public sector finances for 2010. Income tax received in 2010 from Ecopetrol S.A. decreased by 82% from Ps. 3.9 trillion in 2009 to Ps. 0.7 trillion in 2010. In addition, dividends from Ecopetrol S.A. received in 2010 decreased by 58%, from Ps. 7.9 trillion in 2009 to approximately Ps. 3.3 trillion in 2010. Colombia cannot predict what will happen to oil prices during 2010 and beyond or its potential effect on public sector finances in the medium and long term.

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation’s transmission networks and the national interconnection system. In 1995, ISA transferred its generation assets and functions to a new entity, Isagen. In August 1998, ISA made its first strategic portfolio investment with the capitalization of Transelca S.A. (“Transelca”), acquiring 65% of a company which accounts for 9.7% of the national transmission system. ISA consolidated its position in the market during 1999, by investing Ps. 276.6 billion, and increasing its direct participation in the national transmission system to 75%. ISA’s tariffs and operational income are regulated by the Energy and Gas Regulatory Commission (“CREG”). ISA’s net profits in 2009 totaled Ps. 314.9 billion ($146.2 million), as compared to Ps. 236.6 billion ($105.5 million) in 2008.

In March 2001, ISA sold 115 million shares (or 13.3% of its total equity) to 62,016 investors. In May 2002, a second public offering of 120,000 shares was completed. Following the 2002 offering, 24.3% of ISA’s total equity was owned by 93,000 Colombians. Through these offerings, ISA became the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. In 2009, ISA issued 32,016,520 ordinary shares using a book building process. The shares were subscribed for by 1,798 shareholders (1,257 new shareholders and 541 existing shareholders). As of December 31, 2009, private shareholders owned 31.4% of ISA’s total equity and the Government owned 51.4% of ISA’s total equity. The remaining stake is owned by Empresas Públicas de Medellín (10.2%), Empresa de Energía de Bogotá (1.7%) and Ecopetrol S.A.(5.3%).

Since 2000, ISA has been implementing a significant expansion strategy, becoming the largest international energy transmission company in Latin America. ISA has a presence in Colombia, Brazil, Peru and Bolivia, participates in transmission infrastructure development in Panama and Central America and participates in interconnection projects in Ecuador and Venezuela. Additionally, ISA has diversified its activities to the telecommunications sector, specifically in fiber-optic communications. As of December 31, 2009, approximately 95% of total revenues were derived from its activities in the power sector and 63% of total revenues were generated by ISA subsidiaries.

Isagen

Isagen is a public service company engaged in the generation and sale of electricity. It has an installed capacity of 2,132 megawatts, of which 1,832 megawatts are derived from hydroelectric sources. Isagen owns and operates five hydroelectric units and one thermal plant with an installed capacity equivalent to 15.8% of the national total. Isagen is the sole beneficiary of a trust which owns, and was responsible for the construction of, the Miel I hydroelectric power plant. This plant has a generating capacity of 396 megawatts and has been operational since the end of 2002.

In 2008, Isagen registered net profits of Ps. 385.8 billion ($179.1 million) as compared to Ps. 260.3 billion ($100.1 million) in 2008. The increase in 2009 profits was primarily attributable to an increase in market prices and the improvement in commercial management of the company.

During the first half of 2000, the Government focused on the financial restructuring of the company in order to be able to offer it to potential buyers. As part of this process, in April 2000, Isagen purchased the interests of all the other shareholders of the Miel I project, thus becoming the sole owner of Miel I. In addition, in June 2000, one of Isagen’s most important liabilities, a $238 million loan from the IADB, was assumed by the Central Government. On February 26, 2007, the Government authorized the sale of 19.2% of the shares of Isagen. On August 3, 2007, the Government announced that it had completed the sale of such shares to the public. Following the sale, the Government owns 57.7% of the shares of Isagen.

Before the privatization of Isagen, 46.6% of Colombia’s total electricity generating capacity was privately owned. As of December 31, 2009, private sector ownership was 29.4%, as compared to only 1.0% in 1995.

Telecom

In response to the challenges associated with competition in the long distance market and after undergoing a major restructuring that lasted several years, the Government announced in June 2003 the liquidation of Empresa Nacional de Telecomunicaciones and the creation of Colombia Telecomunicaciones S.A. ESP, which remained state-owned and provided the same services as its predecessor. The new company continued to be marketed under the name “Telecom.”

Telecom is Colombia’s national telecommunications company. Traditionally, Telecom has provided domestic and international long distance telephone services in Colombia. Telecom also provides basic telephone service to suburban and rural parts of Colombia. Basic telephone services within the major metropolitan areas are provided by separate municipal telephone companies.

Telecom has made significant investments in various projects such as the national network of wide band services using ATM (asynchronous transfer mode) technology. This network offers integrated video, voice and data services through a wired or wireless network. Telecom has also invested in the construction of an underwater wire network for long distance services and in the extension of its basic wire and wireless telephone services.

In 2009, Telecom registered net losses of approximately Ps 341.9 billion ($167.3 million), as compared to a net profit of Ps. 95.6 billion ($42.6 million) in 2008.

Between 1993 and 1997, the former Telecom entered into 15 joint venture contracts with six international telecommunications companies for the installation of up to approximately 1.8 million lines for local telephone service. Approximately 1.5 million of these lines were installed, and of those, approximately 1.2 million have been placed in service. Under the terms of the contracts, the former Telecom is obligated to share a portion of its revenues from the installed lines with the joint venture partners and has guaranteed certain minimum revenues to the joint venture partners. Because the revenues from the installed lines have not met projected revenues, the former Telecom has been involved in arbitration and court proceedings with certain of the partners, and expects to be involved in additional proceedings with the remaining partners, with respect to the calculation of the amount of compensation due to them under the contracts. The arbitration proceedings were settled by Telecom by a payment of an aggregate amount of U.S.$437 million.

Absent negotiated settlements between the parties, final determination of the amounts owed under the contracts will be made by relevant tribunals, subject to review by Colombian courts. Although the former Telecom does not presently have cash available in amounts within the range of potential liability, it is pursuing alternatives for obtaining the necessary resources. The Republic has not guaranteed Telecom’s obligations under the contracts with the joint venture partners. However, the Government has decided to lend the former Telecom Ps. 900,000 million, or its equivalent in U.S. dollars, to satisfy its obligations under certain of its contracts with its joint venture partners.

On December 20, 2005, Telecom announced that it was seeking a strategic partner in order to obtain new capital, improve management, widen its service portfolio and guarantee the continuation of service in the long term. On April 7, 2006, Telefonica S.A. of Spain purchased a majority of Telecom’s shares for Ps. 853,577 million (approximately $369 million). As a result of this sale, Telecom became a private company and accordingly is no longer subject to regulation as a public sector entity.

Corelca

Corporación de la Costa Atlántica (“Corelca”) is a public entity that provides electric power and related services to Colombia’s Atlantic coast. In addition to operating its own generation, transmission and distribution facilities (with a total capacity of 470 megawatts) in the Atlantic region, Corelca has long-term contracts for the purchase of electricity generated by two other thermal power plants. These plants, Termoeléctrica de Barranquilla S.A. (“TEBSA”) and Las Flores, have a combined generating capacity of 920 megawatts. Corelca also owns stock in related companies, such as TEBSA S.A. and URRA S.A., and is the main shareholder in nine energy distribution companies operating along the Atlantic coast.

In 1998, the Government restructured Corelca in an effort to solve the company’s financial problems. As part of the restructuring, the electricity transmission and distribution functions of Corelca were transferred to three newly created companies. The transmission business was transferred to Transelca, while the distribution business was divided between Electrificadora del Caribe S.A. (“Electrocaribe”) and Electrificadora de la Costa Atlántica (“Electrocosta”). In the second half of 1998, the Government added new capital to Transelca by selling 65% of its equity stake to ISA. Also in 1998, private companies purchased a 65% interest in both Electrocaribe and Electrocosta. Corelca, which retains the generation business, remains state-owned.

On December 16, 1999, to facilitate the restructuring and the privatization of Corelca, the Government issued Decree 2515, which in addition to redefining the organizational structure and functions of Corelca and its subsidiaries, provided for a capital infusion from the Government in an amount equivalent to the external debt of Corelca.

In 2009, Corelca incurred a loss of Ps. 7.1 billion ($3.3 million) as compared to a net profit of Ps. 11.2 billion ($5.7 million) in 2008. The increase in losses was due to the restructuring process which resulted in the transfer of productive assets of the company to Gecelca S.A. (Generadora y Comercializadora de Energia del Caribe) in order to grant continuity of energy generation in the Caribbean coast region. In exchange, Corelca became a shareholder of Gecelca. However, pursuant to Decree 4191 of 2008, the shares received by Corelca were transferred to the Government as guarantor of debt. The transfer took place on November 12, 2008.

Medellín Metro

Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín. The Government guaranteed all of the Medellín Metro project’s external debt, which totaled $262 million as of December 31, 2009. The first line of the Medellín Metro became operational in November 1995. In 2009, Medellín Metro was responsible for transporting 148.6 million passengers.

Medellín Metro registered a net profit of Ps. 478.1 billion ($222 million) in 2009 as compared to a net loss of Ps. 289.6 billion ($129.1 million) in 2008.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are Financiera Eléctrica Nacional (FEN), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. FEN’s principal mission is to provide financing to the energy sector. FEN raises capital from international markets to make loans to companies in Colombia’s energy sector. Bancoldex’s principal activity is to provide long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing financial programs for the agricultural sector. The accounts of FEN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

In 2003, the Government liquidated Instituto de Fomento Industrial (IFI), a state-owned financial institution. IFI’s principal activities included providing venture capital and loans on favorable terms to mid-sized and large businesses to support industrial development. Also in 2003, the Government initiated the process of privatizing Bancafé.

In March 2005, the Government provided Bancafé with Ps. 430 billion to help restructure the public banking sector. As part of its plan, the Government also created a new institution called Granbanco – Bancafé, which is responsible for managing all of Bancafé’s business affairs. Additionally, the Government liquidated Banco Cafetero S.A., now referred to as Banco Cafetero en Liquidación, in order to repay its debts with workers and its pension liabilities. The restructured Bancafé has been designed to assist small and medium-sized industries by providing them with credit to invest in Government programs that finance the deficit. On April 19, 2006, the Government authorized the sale of Granbanco – Bancafe in connection with the Government’s plans to privatize the bank. The sale took place in September 2006 and the payment in the amount of Ps. 2.21 trillion ($996.4 million) was received on February 2007; 80.3% of the proceeds were used to reduce the Government’s funding needs for 2007, 8.1% for the payment of the Banco Cafetero en Liquidación’s pension liabilities and 11.5% for the reserves of FOGAFIN.

Principal State-Owned Financial Institutions

	Total Assets as of December 31, 2009(1)	Total Liabilities as of December 31, 2009(1)	Net Profits for 2009(1)	Total External Debt Guaranteed by the Republic as of December 31, 2009(1)
	(millions of U.S. dollars)
State-Owned Banks
Banco Agrario	6,149	5,599	182	1
Commercial Financing Companies
Bancoldex Leasing	149	135	2	0

Special State-Owned Institutions	17,121	13,936	316	250
Findeter	2,171	1,791	13	100
FEN	178	13	57	0
FINAGRO	2,591	2,332	35	0
Bancoldex	2,764	2,110	36	150
Fonade	566	514	7	0
FNA	1,945	1,102	87	0
Fogafin	4,118	4,040	65	0
Icetex	732	201	7	0
Fogacoop	154	120	11	0
FNG	224	87	(5)	0
Caja de Vivienda Militar	1,679	1,625	3	0

Total	$23,419	$19,670	$500	$251

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps. 2,044.23/$1.00, the representative market rate on December 31, 2009.
Source:	Financial Superintendency and financial statements of each company that are publicly available.

Privatizations and Concessions

The following table lists the entities privatized since 1997, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds(1)
		(millions of U.S. dollars)
IFI Enterprises
Agroindustry
Cerromatoso	1997	154
Electrical
EPSA	1997	498
Chivor	1997	638
EEB(2)	1997	2,178
Electrocaribe and Electrocosta(3)	1998	523
Transelca(4)	1998	137
Enertolima(5)	2006	106
Eade(6)	2006	26
EDEQ(7)	2008	23
CHEC(8)	2008	122
ESSA(9)	2009	145
CENS(9)	2009	70
EEC(9)	2009	82
Mineral
Cerrejón Zona Central	1997	10
Cerrejón Zona Norte (Carbocol)	2000	384
Cerrejón Zona Norte (Carbocol)(10)	2001	81
Ecogas(11)	2006	1,377
Ecopetrol Enterprises
Gas Natural	1997	149
Financial
Bancafe(12)	2006	927
Telecommunications
Telecom(13)	2006	361
Others
Propal(14)	2006	16
Devinorte(15)	2009	15

1:	The proceeds from privatizations for the years 1997, 1998 and 2001 have been translated into dollars at the average rates of Ps. 1,140.5/$1.00, Ps. 1,426.6/$1.00 and Ps. 2,291.2/$1.00, respectively. Proceeds from the 2000 privatization were paid in dollars.
2:	Capitalization through the issuance of stock constituting 48.5% of the equity of Empresa de Energía de Bogotá.
3:	Capitalization.
4:	Capitalization by ISA.
5:	Capitalization. The value has been translated into dollars at a rate of Ps. 2,379 /$1.00, which was the exchange rate on May 4, 2006.
6:	The value has been translated into dollars at a rate of Ps. 2,358.96/$1.00, which was the average exchange rate of 2006.
7:	The value has been translated into dollars at a rate of Ps. 1853.44/$1.00, which was the exchange rate on August 15, 2008.
8:	The value has been translated into dollars at a rate of Ps. 2,319.13/$1.00, which was the exchange rate on September 18, 2008.
9:	The value has been translated into dollars at a rate of Ps. 2,575.5/$1.00, which was the exchange rate on February 26, 2009.
10:	Corresponds to working capital adjustments paid in 2001 related to the privatization in 2000.
11:	The value has been translated into dollars at a rate of Ps. 2,358.96/$1.00, which was the average exchange rate of 2006.
12:	The value has been translated into dollars at a rate of Ps. 2,385/$1.00, which was the average exchange rate in September 2006.
13:	Capitalization. The value has been translated into dollars at a rate of Ps. 2,365/$1.00, which was the exchange rate on April 7, 2006.
14:	The value has been translated into dollars at a rate of Ps. 2,251.75/$1.00, which was the exchange rate on February 13, 2006.
15:	The value has been translated into dollars at a rate of Ps. 2,016.17/$1.00, which was the exchange rate on December 11, 2009.
Sources:	Consejo Superior de Política Fiscal (Council of Fiscal Policy), Fondo de Garantías de Instituciones Financieras (FOGAFIN), Ecopetrol S.A. and IFI. Subdirección de Banca de Inversión - Ministerio de Hacienda y Crédito Público

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits consumers to purchase shares in those companies through installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must first be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors.

For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

Ecopetrol S.A. has been an active participant in the Government’s privatization efforts, having sold in the mid-1990s ownership interests in several companies. Although Ecopetrol S.A. had planned to divest certain assets in the thermal sector, the company is now considering the retention those assets for electrical generation. In addition, Ecopetrol S.A. sold its interest in Monómeros Colombo Venezolanos to Petroquímica de Venezuela, S.A., which now owns 100% of the shares of the company.

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market for cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local telephone services.

In 1989, the Government began restructuring Colombia’s railway system, replacing the old state-owned railway company, Ferrocarriles Nacionales, with a new state-owned company, Ferrovías. Until 1998, the role of Ferrovías was limited to the maintenance, expansion, modernization and administration of the rail network, while the actual transportation of passengers and cargo was carried out by operators owned wholly or partially by private sector interests. In 1998, Ferrovías transferred network repair, maintenance and operational responsibilities for the Pacific rail line to the private sector through a 30-year concession agreement with Concesionario Red Férrea del Pacífico. In 1999, a similar arrangement was made for the Atlantic rail line with Ferrocarriles del Norte de Colombia.

As part of the Government’s national gas plan, Ecopetrol S.A. has awarded concession contracts and BOMT agreements for the construction and operation of four gas pipelines. Local distribution is already operated by the private sector. For further details on gas pipeline concessions, see “—Principal Sectors of the Economy—Energy” above.

On October 31, 2005, the State-Owned Bank Granahorrar was privatized when BBVA of Spain purchased Granahorrar for Ps. 970.0 billion (approximately $423.7 million).

In February 2005, the Government announced the sale of the Empresa Colombiana de Gas – ECOGAS. On December 6, 2006, the company was sold for Ps. 3,250 billion (U.S.$1,377 million) to the Empresa de Energía de Bogotá.

Other privatizations that occurred in 2006 included Productora de Papeles S.A. for a value of $16 million, Empresa Antioqueña de Energía S.A. E.S.P. for a value of $26 million, Colombia Telecomunicaciones S.A E.S.P. for a value of $368 million and Compañía Energética del Tolima S.A. E.S.P. for a value of $106 million.

In August 2008, Electrificadora del Quindio S.A. –EDEQ was sold for a value of $21.8 million to EPM Inversiones. In September 2008, Central Hidroelectrica de Caldas –CHEC was sold to EPM Inversiones, the State of Caldas and others for a value $122.4 million.

In February 2009, the Government sold its interest in the following companies: Electrificadora de Santander S.A. (“ESSA”) to EMP Inversiones and the State of Santander for a value for $143.7 million; Centrales: Electricas del Norte de Santander S.A. (“CENS”) for a value of $69.9 million to EPM Inversiones and the State of Norte de Santander; and Empresa de Energia de Cundinamarca S.A. (“EEC”) to Empresa de Energia de Bogotá and the State of Cundinamarca for a value of $82.0 million. In December 2009, the Instituto de Fomento Industrial –IFI (Industrial Promotion Institute) sold its interest in Desarrollo Víal del Norte de Bogotá (“Devinorte”), to the other members of the project for $15 million.

The Government originally planned to sell its interest in Isagen to fund budgetary needs for 2010. After consultations with the presidential candidates prior to the first round of the presidential election, the Government decided on May 14, 2010 to postpone the sale of Isagen and leave the decision regarding its sale in the hands of the incoming administration. On July 2, 2010, after considering President-elect Santos’ decision to cancel the sale process for Isagen (for which the Government expected to receive approximately Ps 3.0 trillion) and the possibility of not completing the sale of five power distribution companies before year end (for which the Government expected to receive approximately Ps. 1 trillion), the Government announced a revision of the 2010 Financial Plan. The revision consisted of the following: (i) increasing local TES issuance by Ps. 2.0 trillion (equivalent to approximately U.S. $1 billion); (ii) increasing multilateral funding by U.S.$500 million (equivalent to approximately Ps. 1 trillion); and (iii) increasing external capital markets issuances by U.S.$500 million (equivalent to approximately Ps. 1 trillion). Although the sale of the five power distribution companies is no longer considered a source of funding for 2010, if the Government is able to complete the sale before year end in 2010, the proceeds of the sale will increase the final availability of cash and will be considered as prefunding for 2011.

Environment

Colombia, by virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, has one of the most complex and diverse ecological and biological systems in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources and production methods directed at short-term productivity have been used without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry had increased environmental regulations and centralized national environmental policymaking.

Decree 216 of February 3, 2003 merged the Ministry of Environment with the Ministry of Housing and established the objectives and organic structure of the new Ministry of Environment, Housing and Regional Development. The objective of the new Ministry is to contribute and promote sustainable development through policies, plans, programs, projects and regulation related to environment, natural renewable resources, land use, territorial organization, potable water, urban and regional development and housing.

The Uribe administration, in accordance with its development plan, designed a strategy for environmental sustainability that consisted of five main elements: the conservation and sustainable use of environmental goods and services; comprehensive management of the water supply with respect to both quality and quantity; the generation of revenues by supporting environmental-friendly businesses and promoting environmental initiatives; the environmental sustainability of national production; and efficient administration and planning by environmental authorities.

Employment and Labor

Beginning in March 2001, Colombia’s unemployment surveys have been presented on a monthly basis, and are based on an increased sample of thirteen cities. The following are results for 2005 through 2009 and for the first seven months of 2010.

Employment Status in the Thirteen Largest Cities(1)

	2005
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,172	9,110	9,209	9,166	9,191	9,107	9,297	9,360	9,315	9,435	9,381	9,522
Employed (in thousands)(2)	7,682	7,652	7,822	7,837	7,922	7,825	7,984	8,068	8,066	8,302	8,247	8,375
Participation Rate (%)(3)	63.2	62.7	63.3	62.9	62.9	62.3	63.5	63.8	63.4	64.1	63.6	64.5
Unemployment Rate (%)(4)	16.2	16.0	15.1	14.5	13.8	14.1	14.1	13.8	13.4	12.0	12.1	12.0
Underemployment Rate (%)(5)	29.6	29.7	29.3	30.7	32.0	31.6	33.3	33.2	32.7	32.6	32.5	31.2

	2006
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,269	9,451	9,364	9,187	9,357	9,477	9,392	9,087	9,127	9,105	9,116	9,114
Employed (in thousands)(2)	7,803	8,118	8,223	8,012	8,130	8,288	8,185	7,946	7,972	7,970	8,101	7,949
Participation Rate (%)(3)	62.7	63.8	63.1	61.8	62.8	63.6	62.9	60.7	60.9	60.7	60.6	60.5
Unemployment Rate (%)(4)	15.8	14.1	12.2	12.8	13.1	12.5	12.9	12.6	12.7	12.5	11.1	12.8
Underemployment Rate (%)(5)	28.3	29.4	29.4	31.5	33.6	31.5	25.1	40.4	30.3	31.0	30.0	28.6

	2007
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,059	9,425	9,309	9,180	9,464	9,434	9,358	9,407	9,559	9,657	9,630	9,404
Employed (in thousands)(2)	7,751	8,212	8,144	8,115	8,396	8,343	8,307	8,343	8,560	8,670	8,773	8,444
Participation Rate (%)(3)	60.1	62.4	61.5	60.6	62.4	62.1	61.5	61.7	62.6	63.1	62.9	61.3
Unemployment Rate (%)(4)	14.4	12.9	12.5	11.6	11.3	11.6	11.2	11.3	10.5	10.2	8.9	10.2
Underemployment Rate (%)(5)	28.1	32.6	30.1	30.6	30.5	33.5	32.9	32.6	32.0	31.8	32.9	30.4

	2008
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,570	9,682	9,656	9,744	9,709	9,494	9,892	9,773	9,713	9,856	9,661	9,605
Employed (in thousands)(2)	8,391	8,464	8,498	8,643	8,568	8,386	8,719	8,658	8,614	8,776	8,657	8,560
Participation Rate (%)(3)	62.3	62.9	62.6	63.1	62.8	61.3	63.8	62.9	62.4	63.3	61.9	61.5
Unemployment Rate (%)(4)	12.3	12.6	12.0	11.3	11.7	11.7	11.9	11.4	11.3	11.0	10.4	10.9
Underemployment Rate (%)(5)	29.8	29.1	29.4	28.5	28.0	27.3	28.3	29.1	27.3	26.3	25.9	24.4

	2009
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,735	10,055	10,076	10,189	10,088	10,210	10,375	10,099	10,173	10,450	10,436	10,419
Employed (in thousands)(2)	8,288	8,688	8,714	8,877	8,833	8,881	9,045	8,773	8,859	9,156	9,176	9,135
Participation Rate (%)(3)	62.2	64.1	64.2	64.8	64.1	64.7	65.7	63.8	64.2	65.9	65.7	65.5
Unemployment Rate (%)(4)	14.9	13.6	13.5	12.9	12.4	13.0	12.8	13.1	12.9	12.4	12.1	12.3
Underemployment Rate (%)(5)	25.1	27.3	27.3	27.6	27.7	26.5	28.0	26.0	25.6	28.4	28.8	27.4

	2010
	Jan	Feb	Mar	Apr	May	Jun	Jul
Labor Force (in thousands)	10,391	10,399	10,343	10,442	10,432	10,500	10,676
Employed (in thousands)(2)	8,802	9,001	9,066	9,146	9,098	9,157	9,254
Participation Rate (%)(3)	65.2	65.2	64.7	65.2	65.1	65.4	66.4
Unemployment Rate (%)(4)	15.3	13.4	12.3	12.4	12.8	12.8	13.3
Underemployment Rate (%)(5)	30.5	30.2	29.7	30.9	31.4	31.9	33.3

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.
2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
3:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
4:	Unemployment rate is defined as the unemployed population divided by the labor force.
5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.
Source:	DANE.

The following table shows national employment statistics for 2005 through 2009 and for the first seven months of 2010.

National Employment Status

	2005
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,124	19,121	19,052	19,120	19,205	18,945	19,631	19,244	19,371	19,758	19,570	19,803
Employed (in thousands)(1)	16,597	16,401	16,585	16,814	16,842	16,762	17,276	16,982	17,207	17,791	17,581	17,757
Participation Rate (%)(2)	60.4	60.3	60.0	60.1	60.3	59.4	61.4	60.1	60.4	61.6	60.9	61.5
Unemployment Rate (%)(3)	13.2	14.2	12.9	12.1	12.3	11.5	12.0	11.8	11.2	10.0	10.2	10.3
Underemployment Rate (%)(4)	28.9	30.7	29.8	32.0	33.9	31.9	33.9	32.9	33.0	32.4	31.5	31.4

	2006
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,382	19,497	19,677	19,139	19,384	19,714	19,616	18,992	18,708	18,860	18,657	18,884
Employed (in thousands)(1)	16,780	16,963	17,444	16,841	17,081	17,635	17,187	16,562	16,294	16,719	16,618	16,658
Participation Rate (%)(2)	60.1	60.4	60.9	59.1	59.8	60.7	60.3	58.3	57.4	57.8	57.1	57.7
Unemployment Rate (%)(3)	13.4	13.0	11.3	12.0	11.9	10.5	12.4	12.8	12.9	11.4	10.9	11.8
Underemployment Rate (%)(4)	28.4	30.5	30.3	31.7	34.7	34.7	29.6	42.4	36.2	37.7	35.3	35.9

	2007
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	18,650	19,293	18,835	19,329	19,040	19,163	19,117	19,017	19,363	20,144	19,848	19,378
Employed (in thousands)(1)	16,060	16,815	16,585	17,223	16,847	17,024	16,984	16,978	17,267	18,116	17,981	17,461
Participation Rate (%)(2)	56.9	58.8	57.3	58.7	57.7	58.0	57.8	57.4	58.4	60.7	59.7	58.2
Unemployment Rate (%)(3)	13.9	12.8	11.9	10.9	11.5	11.2	11.2	10.7	10.8	10.1	9.4	9.9
Underemployment Rate (%)(4)	31.7	34.6	33.7	35.0	35.2	35.1	36.3	36.4	36.7	34.8	36.5	34.3

	2008
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,237	19,692	19,968	19,957	19,844	19,206	19,747	19,529	19,739	19,802	19,466	19,783
Employed (in thousands)(1)	16,715	17,329	17,727	17,736	17,694	17,057	17,359	17,341	17,577	17,798	17,364	17,685
Participation Rate (%)(2)	57.7	59.0	59.7	59.6	59.2	57.2	58.7	58.0	58.5	58.6	57.6	58.4
Unemployment Rate (%)(3)	13.1	12.0	11.2	11.1	10.8	11.2	12.1	11.2	11.0	10.1	10.8	10.6
Underemployment Rate (%)(4)	31.9	31.7	30.3	28.5	30.8	29.0	28.0	29.4	29.4	27.1	26.6	27.1

	2009
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,893	20,261	20,627	20,969	20,992	20,872	21,083	20,696	20,810	21,939	21,615	21,535
Employed (in thousands)(1)	17,063	17,731	18,156	18,423	18,546	18,503	18,418	18,267	18,279	19,418	19,224	19,101
Participation Rate (%)(2)	58.7	59.7	60.7	61.6	61.6	61.1	61.7	60.4	60.7	63.9	62.9	62.6
Unemployment Rate (%)(3)	14.2	12.5	12.0	12.1	11.7	11.4	12.6	11.7	12.2	11.5	11.1	11.3
Underemployment Rate (%)(4)	28.8	29.4	29.0	29.5	30.3	28.2	30.2	29.7	28.4	32.0	30.9	29.8

	2010
	Jan	Feb	Mar	Apr	May	Jun	Jul
Labor Force (in thousands)	21,404	21,558	21,259	21,836	21,622	21,656	21,734
Employed (in thousands)(1)	18,276	18,850	18,749	19,168	19,014	19,138	18,985
Participation Rate (%)(2)	62.1	62.5	61.5	63.1	62.4	62.4	62.6
Unemployment Rate (%)(3)	14.6	12.6	11.8	12.2	12.1	11.6	12.6
Underemployment Rate (%)(4)	32.1	31.9	30.7	31.9	32.8	32.7	34.2

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
2:	Participation rate is defined as the labor force divided by working age population. The working age is 12 years and above.
3:	Unemployment rate is defined as the unemployed population divided by the labor force.
4:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more, they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.
Source:	DANE.

The average unemployment rate for December 2009, in the thirteen largest urban areas, was 12.3%, as compared to 10.9% for the same month in 2008. The national unemployment rate on December 31, 2009 was 11.3%, an increase from the unemployment rate of 10.6% recorded on December 31, 2008 and a decrease from the unemployment rate of 9.9% on December 31, 2007. Although several months in 2009 witnessed marginal increases in the monthly unemployment rate from the preceding month in the thirteen largest cities, the unemployment rate decreased significantly during 2009 as a whole, from 14.9% in January 2009 to 12.3% in December 2009. Moreover, the unemployment rate in the thirteen largest cities has showed a declining trend from 12.0% in December 2005, to 11.1% in December 2006, to 10.2% in December 2007 and to 10.9% in December 2008. The national unemployment rate also experienced a general decreasing trend in 2009, beginning at 14.2% in January 2009 and ending at 11.3% in December 2009.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. Severance funds become available regardless of whether an employee is terminated involuntarily or resigns and are not conditioned on unemployment. Colombia does not have an unemployment fund.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

Because of a pension reform approved in 2002, starting in 2014, the retirement age will be raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement will gradually increase from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated.

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index
	(in nominal pesos)		(2008=100)
2005	381,500	6.6	98.3
2006	408,000	6.9	100.6
2007	433,704	6.3	101.2
2008	461,500	6.4	100.0
2009	496,900	7.7	105.6
2010	515,000	3.6	n.a.

n.a.:	Not available.
1:	Real Wage Index is the nominal monthly minimum wage corrected for changes in purchasing power measured by the consumer price index.

Sources: Ministry of Labor and Social Security and DANE.

Poverty

In 2009, DANE and the National Planning Department (“DNP”) decided to consolidate and standardize the poverty and inequality time series data from 2002 to 2005 in order to make the data comparable with the data from the new survey introduced by DANE during the second half of 2006. Following the consolidation process, in August 2009, DNP released updated figures for poverty, homelessness and inequality for 2002 to 2008, excluding 2006 and 2007 because DNP determined that the information for 2006 was insufficient and 2007 was a transition year for the change in methodology. The following table shows the percentage of the population with incomes below the poverty line for the years indicated following the new methodology.

Poverty in Colombia(1)

(percentage of population below poverty line)

2005	50.3%
2006	n.a.
2007	n.a.
2008	46.0%
2009	45.5%

n.a.:	Not available.
1:	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income falls below that level are considered to be living in poverty.

Source:	DNP - Misión para el Empalme de las Series de Empleo, Pobreza y Desigualdad (MESEP)

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

According to statistics compiled by Banco de la República, total trade in goods, both exports and imports, grew by 26.7% in 2005, 19.0% in 2006, 24.2% in 2007 and 23.4% in 2008. Total trade in goods decreased by 14.1% in 2009. Net foreign direct investment increased by 94.6% in 2005, decreased by 0.6% in 2006, then increased by 46.4% in 2007 and 2.4% in 2008. For 2009, net foreign direct investment registered a decrease of 49.9% as compared to the previous year due mainly to decreases in foreign investments in the manufacturing sector amounting to $1,212 million, in the petroleum sector amounting to $759 million, and in the finance sector amounting to $546 million. The decrease in net foreign direct investment from 2008 to 2009 amounted to $4.2 billion. Banco de la República’s net international reserves increased by 10.4% in 2005, 3.3% in 2006, 35.7% in 2007 and 14.7% in 2008. In 2009, net international reserves grew by 5.5% compared to the prior year.

Balance of Payments

Colombia’s current account registered deficits from 2005 to 2009, recording shortfalls of $1,886 million in 2005, $2,989 million in 2006, $5,977 million in 2007, $6,883 million in 2008 and $5,146 million in 2009, respectively. In 2005, Colombia recorded a trade surplus of $1,595 million. In 2006, the trade surplus reached $322 million primarily due to the increase in the international prices of exports of traditional products, such as oil and its derivatives, coal, coffee and ferro-nickel. The current account deficit, however, increased to $2,989 million. In 2007, Colombia recorded a trade deficit of $596 million primarily due to an increase in imports of $6,124 million compared to 2006 that was not offset by an increase in exports of $5,451 million in the same period. In 2008, the trade surplus reached $976 million primarily due to an increase in exports, mainly oil and coal, by $7,714 million compared to 2007. The current account deficit, however, increased to $6,883 million. In 2009, the trade surplus reached $2,560 million primarily due to a decrease in imports of intermediate goods by $3,944 million compared to 2008.

The capital account surplus totaled $3,236 million in 2005. Since that year, net foreign direct investment has been a major source of capital inflow in Colombia resulting in a constant surplus in the capital and financial account. In 2006, Colombia registered a capital account surplus of $2,890 million, which is 10.7% lower than the $3,236 million surplus in 2005. This decrease was mainly due to increasing outflows in commercial loans, leasing and other loans in 2006 as compared to 2005. In 2006, total foreign investment decreased by 18.7% as compared to 2005, from $3,848 million to $3,127 million. Net foreign direct investment decreased by $32 million while net portfolio investment outflows increased by $689 million. In 2007, Colombia registered a capital account surplus of $10,347 million, which is 258.0% higher than the surplus in 2006. This increase was mainly due to an increase in foreign investment, leasing and loans in 2007 as compared to 2006. In 2007, total foreign investment increased by 188.7% as compared to 2006, from $3,127 million to $9,027 million. Net foreign direct investment increased by $2,578 million while net portfolio investment inflows increased by $3,321 million. In 2008, total foreign investment decreased by 18.9% as compared to 2007, from $9,027 million to $7,322 million. Net foreign direct investment increased by $193 million while net portfolio investment inflows decreased by $1,898 million. The capital account stood at a surplus of $9,485 million in 2008, which is 8.3% lower than the surplus in 2007. In 2009, total foreign investment decreased by 22.6% as compared to 2008, from $7,322 million to $5,664 million. Net foreign direct investment decreased by $4,153 million while net portfolio investment inflows increased by $2,494 million. The capital account stood at a surplus of $6,784 million in 2009, which is 28.5% lower than the surplus in 2008.

During 2008, the Colombian foreign trade was affected by the international financial crisis to a lesser extent than that of Brazil, Chile, Mexico and Peru in terms of exports, investment and tourism. The decrease in Colombian exports by the end of 2008 was mainly due to the decrease in external demand and the international prices on primary goods such as oil, coal, coffee and nickel. Although the export sector experienced a decline in demand and incurred higher cost for imports, it had benefited from the Colombian peso depreciation through higher income.

In recent years, Colombia has registered deficits in the income category of the current account, because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $5,461 million in 2005, $5,935 million in 2006, $8,002 million in 2007, $10,320 million in 2008 and $9,644 million in 2009. Net transfers, however, registered inflows of $4,082 million in 2005, $4,743 million in 2006, $5,228 million in 2007, $5,512 million in 2008 and $4,619 in 2009. According to preliminary data from Banco de la República, approximately $4,619 million of total transfers in 2009 corresponded to remittances from workers abroad. This economic indicator is associated with migratory flows and the performance of the economies where Colombian workers reside (especially Spain and the United States). Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to business and construction activities.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. From 2005 to 2009, liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes. Net foreign direct investment reached $5,590 million in 2005, $5,558 million in 2006, $8,136 million in 2007, and $8,329 million in 2008. These results represent historically high levels of net foreign direct investment due to the privatization of public enterprises such as Telecom and the purchase by foreign investors of various important Colombian companies, such as Colombia Móvil S.A. E.S.P, Superview S.A., TV Cable S.A., DHL, Propal Monómeros Colombo Venezolanos SA. Net foreign direct investment decreased to $4,177 in 2009 primarily due to less investment in the oil, trade, manufacturing, transportation and communication sectors. The mining and petroleum sectors, however, reported inflows of foreign investment in 2009 reaching approximately $5.7 billion.

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the methodology currently employed by Banco de la República.

Balance of Payments(1)

	2005(2)	2006(2)	2007(2)	2008(2)	2009(2)
	(millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	$5,559	$6,328	$7,318	$12,204	$10,268
Coffee	1,471	1,461	1,714	1,883	1,543
Coal	2,598	2,913	3,495	5,043	5,416
Nickel	738	1,107	1,680	864	726
Gold and emeralds(3)	589	371	458	1,045	1,626
Nontraditional(4)	9,863	11,749	14,716	16,056	12,987

	20,818	23,930	29,381	37,095	32,565
Imports (FOB)
Consumer Goods	3,530	4,707	6,056	6,801	6,098
Intermediate Goods	8,629	10,522	12,888	16,060	12,116
Capital Goods	7,271	8,748	11,156	13,451	12,296

	19,431	23,976	30,100	36,313	30,510
Special Trade Operations (Net)(5)	208	368	122	193	504

Trade Balance	1,595	322	(596)	976	2,560
Services (Net)(6)
Inflow	2,668	3,377	3,636	4,137	4,191
Outflow	4,770	5,496	6,243	7,188	6,871

	(2,102)	(2,119)	(2,607)	(3,051)	(2,680)
Income (Net)(7)
Inflow	1,070	1,519	1,855	1,745	1,204
Outflow	6,531	7,454	9,857	12,065	10,848

	(5,461)	(5,935)	(8,002)	(10,320)	(9,644)
Transfers (Net)	4,082	4,743	5,228	5,512	4,619
Total Current (Net)	(1,886)	(2,989)	(5,977)	(6,883)	(5,146)
Capital Account
Foreign Direct Investment (Net)(8)	5,590	5,558	8,136	8,329	4,177

	2005(2)	2006(2)	2007(2)	2008(2)	2009(2)
	(millions of U.S. dollars)
Portfolio Investment (Net)(9)	(1,742)	(2,431)	891	(1,007)	(1,487)
Total Foreign Investment	3,848	3,127	9,027	7,322	5,664
Loans (Net)(10)	(1,400)	219	1,667	1,462	676
Commercial Credits	69	(491)	(121)	307	(486)
Leasing(10)	105	55	110	272	727
Other(10)	662	28	(317)	123	212
Other Long Term Financing	(48)	(47)	(20)	(1)	(8)
Total Capital (Net)	3,236	2,890	10,347	9,485	6,784
Errors and Omissions	378	121	328	21	(291)

Change in Gross International Reserves	$1,729	$23	$4,698	$2,623	$1,347

Totals may differ due to rounding.

1:	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
2:	Preliminary.
3:	Gold exports made by private agents (including an estimate of contraband gold transactions).
4:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
5:	Principally goods acquired by ships in ports and foreign trade in free trade zones.
6:	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.
7:	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
8:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment. Long-term foreign direct investment refers to foreign direct investment made in any particular sector of the economy for a period greater than one year, while short-term foreign direct investment refers to foreign direct investment made in financial assets or liabilities (loan portfolio) with a maturity equal to or less than one year.
9:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows. Long-term portfolio investment refers to portfolio investment for a period greater than one year, while short-term portfolio investment refers to portfolio investment with a maturity equal to or less than one year.
10:	Includes long-term and short-term flows.

Source: Banco de la República—Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had, until recent years, enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. In 2005, 2006 and 2007, the imports of consumer goods reported an increase of 25.9%, 32.5% and 28.4%, respectively, as compared to the prior year. In 2008, imports (CIF) of consumer goods increased by 11.5% as compared to 2007, and in 2009 imports (CIF) of consumer goods decreased by 11.9% as compared to 2008.

Whereas tariffs used to be a means to raise tax revenues to remedy the growing fiscal deficit, tariffs are now regarded as a commercial policy instrument rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community of Nations common external tariff agreement, which implemented common external tariffs in February 1995. See “—Geographic Distribution of Trade” for more information on the Andean Community of Nations.

Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. For example, in December 2004, as a result of the strong appreciation of the peso during that year, the Government decided to adopt measures to help alleviate the negative impact of such currency movement on the sectors most affected. Banana and flower producers were selected, among other sectors, because the aggregate output of these two groups exceeds the total exports generated by coffee, and both of them are labor intensive, which provides regional social stability. Under the measure, in 2005, the Government paid Ps. 200 for each dollar that was exported by these producers. In order to be eligible, the banana and flower producers had to acquire an exchange rate hedge in the financial system and they had to maintain the same number of employees as they did during 2004.

In December 2005, the Government announced three programs to protect the agricultural sector from the exchange rate risks and the movements in international prices. The first program benefits local producers of corn, soy and sorghum by granting a 65% subsidy on the cost of the exchange rate hedge obtained by such producers. The second program benefits agricultural exporters other than producers of flowers and banana by granting an 80% subsidy on the cost of the exchange rate hedge obtained. The third program, known as “Programa de Protección de Ingresos para Productores de Bienes Agrícolas Exportables,” benefits producers of flowers and bananas, among other sectors. The Government estimates that approximately Ps. 91 billion was used for the three programs during 2006.

The “Programa de Protección de Ingresos para Productores de Bienes Agrícolas Exportables” is expected to help the agricultural sector with a subsidy on the cost of exchange rate hedges, which initially will be at 60% and increase to 70% over the long term. The Government estimated that Ps. 8.9 billion was spent for the program in 2007. In 2008, the Government announced the continuation of the program with Ps. 49 billion in funds allocated to protect the revenues of agricultural exporters. On February 15, 2008, Finagro, after it became the operator of the program, established the subsidy to be between 70% and 90% of the cost of the exchange rate hedge, depending on the duration of the transaction, as well as the maximum hedge amount by producer and the maximum subsidy limit. From 2002 to 2008, the Government had spent Ps. 1.3 trillion for the measures that were taken in order to help alleviate the negative impact in peso appreciation.

On April 25, 2007, the government established a new package of measures to protect the revenues of exporters of flowers and bananas from peso appreciation. Under the package, the government will use Ps. 150 billion to help exporters who annually sell about $1.5 billion of these products abroad. Subsidies would be distributed in two payments: the first one will be equal to half of the total support package and the second one will be conditioned on producers proving that they have maintained the current levels of employment. Contrary to past occasions, this program has been paid according to crop hectares and not exported dollars to avoid reduction in sanitary controls by producers using the sanitary incentive created by the Ministry of Agriculture in 2006. Of the total amount devoted to the program, Ps. 90 billion were paid to producers of flowers, Ps. 45 billion were paid to banana producers and Ps. 10 billion were sent to Finagro to leverage loans in order to finance new projects for agriculture at an interest rate of Depósitos a Término Fijo (“DTF”) minus 2%. The rest of the resources were used to fund 2008 subsidies and to pay interest on those loans. In May 2008, the Government announced that an additional amount of Ps. 120 billion would be used to support the industries most affected by the peso appreciation, such as textiles, leather, and chemicals, among others.

Colombia’s customs system, which is part of the Plan Vallejo (discussed further below under “Foreign Trade and Balance of Payments—Foreign Trade—Exports”), is designed to foster investment in the export sector and includes the following features:

•

Large exporters—those which exported over $2 million during the past 12 months and for which exports represented at least 60% of their operating income—may utilize simplified procedures for the import of raw materials and capital goods to be used in the production of exportable goods.

•

Special export programs grant customs and VAT exemptions for imports of raw materials, which are used to produce inputs and in turn used by other Colombian companies in the manufacture of goods to be exported.

•	New procedures permit the storage of foreign merchandise, free of import tariffs for a six-month period, so long as the merchandise is distributed abroad.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1985, coffee accounted for 45.2% of exports, while oil and its derivatives accounted for 11.7% of total exports. By 1990, petroleum products had overtaken coffee as the country’s leading export, and in 2009 coffee accounted for an estimated 4.7% of total exports, while oil and its derivatives accounted for 31.5% of total exports. The development of the Cusiana and Cupiagua oil fields has increased the relative importance of petroleum products as a percentage of total exports. The value of coffee exports began to decline in 1987 and accelerated with the price drop that followed the collapse of the International Coffee Agreement in 1989, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. However, the recent trend of higher international prices of commodities has led to an increase in coffee exports, which have grown from $1,471 million in 2005 to $1,543 million in 2009, according to preliminary figures from Banco de la República. Nontraditional exports, which include products such as shrimp, bananas, flowers and manufactured goods, have increased in recent years. Nontraditional exports, including emeralds, have increased from $10,452 million in 2005 to $14,613 million in 2009, and accounted for an estimated 44.9% of exports in 2009. Industrial exports have grown from $7,516 million in 2005 to an estimated $9,696 million in 2009. During 2009, chemicals, textiles and apparel and food and beverages and tobacco were the sectors with the greatest share of total exports from the industry group with participation of 8.4%, 5.4% and 4.6%, respectively.

In September 2002, in order to comply with World Trade Organization standards, the Government dismantled a tax rebate program that assisted exporters in paying income taxes, sales taxes or import duties. The Government currently assists exporters through the Plan Vallejo, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts, as long as they are incorporated into the goods or services to be exported. In December 2002, the Government originally agreed with the World Trade Organization to continue the Plan Vallejo through December 31, 2006. However, during the FTA negotiations that were completed at the end of 2006, the Colombian government was able to preserve its discretionary power to apply tools to promote exports such as Plan Vallejo, also known as Special System of Imports and Exports, for raw materials and goods intended for overseas markets.

Since 2004, the Government has been pursuing steps to promote exports, including:

•

The formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government. They achieve this purpose by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports.

•

The formation of free trade zones—special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks.

•	The creation of EXPOPYME—a program that supports small and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

In 2008, the Government extended the benefits of Plan Vallejo by removing the duties on imports of machinery and equipment for 30 different categories of services. Services sectors such as tourism, software development, construction, communications, transport, among others, benefitted from the expansion of Plan Vallejo.

The following table shows the trends in the composition of Colombia’s exports for the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports

1989-2009(1)

	1989(2)		1994(2)		1999(2)		2004(2)		2009(2)
	(millions of U.S. dollars and percentage of total exports)
Exports (FOB):
Oil and its Derivatives	$1,400	23.2%	$1,313	15.4%	$3,757	32.5%	$4,227	25.7%	$10,268	31.5%
Coffee	$1,477	24.5%	$1,990	23.3%	$1,324	11.4%	$949	5.8%	$1,543	4.7%
Coal	$457	7.6%	$550	6.4%	$848	7.3%	$1,854	11.3%	$5,416	16.6%
Nickel and Gold	$553	9.2%	$154	1.8%	$243	2.1%	$1,189	7.2%	$2,263	6.9%
Nontraditional Exports(3)	$2,145	35.6%	$4,539	53.1%	$5,392	46.6%	$8,223	50.0%	$13,076	40.2%

Total Exports	$6,032	100.0%	$8,546	100.0%	$11,563	100.0%	$16,442	100.0%	$32,565	100.0%

Totals may differ due to rounding.

1:	All figures since 1995 are based on the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Special Trade Operations are not incorporated.
2:	Preliminary.
3:	Includes emeralds.

Source: Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) decreased by 12.2% in 2009 due to a decrease in some categories of traditional and nontraditional exports. Nontraditional exports decreased by 14.5%, decreasing from $17,101 million in 2008 to $14,613 million in 2009. Among nontraditional exports, the largest decreases among the categories of specifically identified export products were registered by textiles and apparel, which decreased by 41.5%, other industries (including jewelry, musical instruments, sporting goods and other products), which decreased by 40.7%, and wood and its derivatives, which decreased by 38.3%. The category of iron and steel industries and food, beverages and tobacco, had a similar performance as well, decreasing by 35.6% and 3.5%, as compared to 2008. Exports of goods (according to balance of payments statistics) in 2009 totaled approximately $32,565 million, including oil and its derivatives (31.5% of total exports), coal (16.6% of total exports), coffee (4.7% of total exports), nickel (2.2% of total exports), gold (4.7% of total exports) and nontraditional exports (44.9% of total exports).

According to preliminary figures supplied by DANE, exports of goods totaled $19,249.4 million during the first half of 2010, representing a 24.3% increase as compared to the same period in 2009. During the same period, traditional exports increased by 53.3%, due to the increase in traditional exports primarily caused by the improvement in exports of oil and its derivatives. Nontraditional exports decreased by 5.7% mainly caused by the reduction in exports of livestock and textiles. The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products

(millions of U.S. dollars)

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	% of total 2009(1)
Mining
Oil and its Derivatives	$5,559	$6,328	$7,318	$12,204	$10,268	31.5%
Coal	2,598	2,913	3,495	5,043	5,416	16.6%
Emeralds	72	90	126	154	88	0.3%
Nickel	738	1,107	1,680	864	726	2.2%
Gold(2)	517	281	332	891	1,537	4.7%
Others(3)	378	817	713	495	386	1.2%

	$9,862	$11,536	$13,664	$19,651	18,421	56.6%

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	% of total 2009(1)
Agriculture, Livestock, Forestry and Fishing, except Coffee	1,970	2,156	2,658	3,204	2,906	8.9%
Coffee	1,471	1,461	1,714	1,883	1,543	4.7%
Industry
Food, Beverages and Tobacco	1,132	1,269	1,421	1,547	1,493	4.6%
Textiles and Apparel(4)	1,571	1,718	2,601	2,992	1,752	5.4%
Wood and its Derivatives	85	102	154	141	87	0.3%
Paper and its Byproducts	531	616	793	862	755	2.3%
Chemicals	1,715	1,921	2,296	2,904	2,725	8.4%
Nonmetalic Minerals	406	499	581	561	455	1.4%
Iron and Steel Industries	740	1,055	1,192	1,348	868	2.7%
Machinery and Equipment	565	698	951	1,185	1,076	3.3%
Other Industries(5)	773	898	1,356	817	484	1.5%

Total Industries	7,516	8,775	11,344	12,357	9,696	29.8%

Total Exports(6)	$20,818	$23,930	$29,381	$37,095	32,565	100%

Totals may differ due to rounding.

1:	Preliminary.
2:	Since 1980 to 1993 includes domestic purchase of gold by Banco de la República. The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República. The amount registered does not reflect contraband transactions and may not reflect the amount actually traded. In contrast, the figures in the “Balance of Payments” and “Trends in the Composition of Exports” tables reflect the amount actually traded, and therefore differ from the figures presented in this table.
3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.
4:	Includes leather, leather products and plastic.
5:	Includes jewelry, musical instruments, sporting goods and other products.
6:	Does not include special trade operations.

Source: DANE for all categories except gold, which was provided by Banco de la República.

Volume and Price of Leading Exports

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)
Crude Oil Export Volume (thousands of barrels/day)	224.2	216.6	230.9	292.2	386.1
Crude Oil Price ($/barrel)	49.8	58.3	66.2	90.2	56.6
Coffee Export Volume (millions of 60 kg. bags)	10.9	10.9	11.7	11.0	7.9
Coffee Price ($/lb, ex dock)	1.20	1.18	1.26	1.44	1.79

1:	Preliminary.

Source: Banco de la República.

In 2009, the total volume of crude oil exported increased by 32.1%, and the average price of crude oil exported by Colombia decreased by 37.2% from $90.2 per barrel in 2008 to $56.6 per barrel in 2009. The weighted average price of coffee exported by Colombian producers increased to $1.79 per pound in 2009, representing an increase of 24.3% from the average price of $1.44 per pound in 2008. The volume of coffee exports decreased by 28.7% in 2009, as compared with the volume exported in 2008.

Imports

Imports (CIF) grew by 26.6% in 2005, 23.4% in 2006, 25.7% in 2007, and 20.6% in 2008. Imports (CIF) decreased 17.1% in 2009. In 2009, imports of consumer goods decreased by 11.9%, imports of raw materials and intermediate goods decreased by 25.4% and imports of capital goods decreased by 9.6%. In 2009, consumer goods comprised 20.3% of total imports, raw materials and intermediate goods accounted for 40.1% of total imports and capital goods comprised 39.5% of total imports.

According to preliminary figures supplied by DANE, imports of goods totaled $18,296.9 million during the first half of 2010 representing a 17.5% increase as compared to the same period in 2009. This increase was primarily due to an increase in imports of fuels, mineral oils and its derivative products, chemical organic products and vehicles and parts by 131.3%, 41.7% and 30.8%, respectively.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	% of total 2009(1)
	(millions of U.S. dollars)
Consumer Goods
Non-Durable	$1,857	$2,332	$2,819	$3,406	3,279	10.0%
Durable
Autos	1,030	1,514	2,095	1,981	1,556	4.7%
Arms and Military Equipment	99	103	149	168	143	0.4%
Others	1,005	1,341	1,731	2,017	1,697	5.2%

Total Durable	2,135	2,958	3,975	4,167	3,396	10.3%

Total Consumer Goods	$3,992	$5,289	$6,794	$7,573	$6,675	20.3%
Raw Materials and Intermediate Goods
Fuels(2)	541	676	905	1,807	1,195	3.6%
Electric	3	5	3	5	2	0.0%
Agricultural	772	863	1,114	1,696	1,236	3.8%
Industrial
Industrial, Chemical and Pharmaceutical Products	3,638	4,283	4,948	5,679	4,682	14.2%
Mineral Products	2,356	2,997	3,811	4,364	2,811	8.5%
Non-Food Agricultural Products	1,242	1,512	1,729	1,857	1,487	4.5%
Food Products	969	1,176	1,640	2,269	1,779	5.4%

Total Industrial	8,206	9,969	12,128	14,169	10,760	32.7%

Total Raw Materials and Intermediate Goods	9,521	11,513	14,150	17,677	13,193	40.1%
Capital Goods
Construction Materials	446	583	816	1,226	1,050	3.2%
Agricultural	65	63	96	142	126	0.4%
Transportation	2,385	3,060	3,855	4,489	4,942	15.0%
Industrial
Industrial Machinery	1,615	1,926	2,820	3,453	3,043	9.3%
Office and Technical Machinery	1,006	1,310	1,706	2,066	1,784	5.4%
Others	2,159	2,400	2,637	3,017	2,062	6.3%

Total Industrial	4,781	5,636	7,164	8,536	6,890	20.9%

Total Capital Goods	7,676	9,342	11,931	14,393	13,008	39.5%
Unclassified	14	18	22	26	22	0.1%

Total	$21,204	$26,162	$32,897	$39,669	$32,989	100%

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes oil derivatives and coal.

Sources: DANE and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)
	(percentage of total exports)
United States	41.8%	40.8%	35.3%	38.0%	39.9%
Venezuela	9.9	11.1	17.4	16.2	12.3
Netherlands	2.1	2.1	2.8	2.0	4.1
Ecuador	6.3	5.1	4.3	4.0	3.8
Switzerland	0.7	2.3	3.0	2.5	3.2
China	1.1	1.9	2.6	1.2	2.9
Perú	3.4	2.8	2.7	2.3	2.4
United Kingdom	1.5	1.6	1.4	1.8	2.3
Chile	1.4	1.1	1.3	2.3	1.9
Brasil	0.7	0.8	1.6	1.7	1.8
México	2.9	2.4	1.7	1.6	1.6
Germany	1.6	1.5	1.8	1.7	1.1

Others	26.8	26.6	24.3	24.8	22.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE

Merchandise Imports by Major Trading Partners

	2005	2006	2007	2008	2009
	(percentage of total imports)
United States	39.9%	36.4%	35.4%	37.8%	40.0%
Venezuela	5.0	5.1	3.7	2.6	1.5
Brazil	4.8	4.9	4.8	4.3	4.0
Mexico	4.4	4.8	5.4	5.0	4.6
Germany	4.0	3.8	3.6	3.6	4.0
Japan	2.9	3.2	3.5	3.1	2.9
Panama	3.5	3.6	3.7	3.4	3.5
Switzerland	2.5	2.6	2.9	3.0	2.9
Ecuador	2.5	2.7	2.2	2.1	2.1
China	2.7	3.4	4.0	4.3	4.1
Chile	1.8	1.8	2.1	2.2	2.4

Others	26.0	27.7	28.6	28.6	28.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: National Directorate of Customs and Taxes

The United States is Colombia’s most important trading partner. During 2009, trade between the two countries accounted for approximately 39.9% of Colombia’s total exports and 40.0% of total imports.

In October 2002, Colombia became eligible to participate in the ATPDEA, which President Bush signed in August 2002 and which will remain in effect through December 23, 2010. The ATPDEA extends the unilateral tariff preferences on certain goods accorded to the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. Colombian exports to the United States under the ATPDEA reached approximately $4.9 billion in 2005, $5.1 billion in 2006, $4.8 billion in 2007, $7.7 billion in 2008 and $5.9 billion in 2009. Exports to the United States under the ATPDEA in 2007 decreased by 5.6% compared to 2006 mainly due to the decrease by 2.9% in oil exports and 24.8% in textiles and apparel. During 2008, exports to the United States under the ATPDEA increased by 61.5% in 2008 compared to 2007 mainly due to the increase in exports of oil and its derivatives as a result of higher international oil prices. During 2009, exports showed a decrease of 24.0%, mainly due to the decrease in sales of oil and its derivatives and textiles. The ratio between the exports through ATPDEA and the total Colombian exports to the United States in U.S. dollar terms was at 63% in 2005, 62% in 2006, 48.6% in 2007, 55.9% in 2008 and 42.4% in 2009. Exports to the United States for the subsectors under the ATPDEA has increased by 57.1% from $4.9 billion in 2005 to $7.7 billion in 2008, but decreased by 24.0% in 2009. The sectors that have profited the most from these unilateral tariff preferences have been oil and its derivatives, flowers and live plants and textiles.

On November 22, 2006, the United States and Colombia signed a free trade agreement that had been under discussion since the middle of 2004. The benefits of the free trade agreement are intended to extend and expand the benefits received under ATPDEA, which originally had been set to expire by the end of 2006. In order for the agreement to take effect, however, it must be approved by each country’s legislature. On June 14, 2007, the Colombian Congress approved the Free Trade Agreement. Following the approval from Congress, on July 4, 2007, the President signed the law authorizing the Free Trade Agreement and on July 24, 2008, the Constitutional Court declared the agreement compatible with the Constitution. After the declaration of the Constitutional Court, no further Colombian governmental approvals are needed. As a result of congressional opposition in the United States, approval of the free trade agreement has faced delays.

Venezuela traditionally has been the second most significant destination for Colombian exports, accounting for 12.3% of Colombia’s total exports in 2009. Venezuela was the ninth largest source of imports in 2008, accounting for 2.6% of Colombia’s total imports in 2008, and is the eleventh largest source of imports in 2009, accounting for 1.5% of Colombia’s total imports in 2009.

Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which included Bolivia, Ecuador, Venezuela, Colombia and Peru, was part of this effort to increase trade among member countries. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. On April 22, 2006, Venezuela announced its intention to withdraw from the Andean Community of Nations. As of November 2007, the Ministry of Foreign Affairs of Venezuela stated that any intention to rejoin the organization had been officially suspended. The Cartagena Agreement, under which the Andean Community was created, provides, however, that a member country that withdraws from the community must maintain the agreed tariff program of the existing free trade zone among community members for at least five years.

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which became effective in July 2004, created a South American free trade area composed of 300 million inhabitants. On September 20, 2006, Chile was accepted as an associated member country of the Andean Community.

In July 2007, during the XXXIII Forum of Presidents and Ministers of Mercosur, Venezuela’s president, Hugo Chávez, announced that if within three months Venezuela’s ability to join Mercosur had not been finalized, Venezuela would withdraw from joining Mercosur. President Chávez also stated that he had not ruled out the possibility of Venezuela returning to the Andean Community, although Venezuela has openly opposed the free trade agreements that Colombia and Perú had signed with the United States. On June 25, 2008, Panama announced its intention of becoming an associated member country after being an observer member of the Andean Community since July 18, 2005.

In 2009, bilateral trade between Colombia and the Andean Community of Nations decreased compared with the previous year. Exports to the Andean Community decreased by 13% from $2,456 million in 2008 to $2,136 million in 2009. Imports to the Andean Community decreased by 12% from $1,770 million in 2008 to $1,563 million in 2009.

Colombia entered into a free trade agreement, known as the G-3 Agreement, with Mexico and Venezuela, which became effective on January 1, 1995. In May 2006, the Venezuelan government formally announced its withdrawal from the G-3 Agreement.

In 2009, due to the commercial restrictions imposed by the Venezuelan government, Colombian exports to Venezuela decreased by 33.5% from U.S. $6,092 million in 2008 to U.S. $4,050 million in 2009. The effect of the decrease in exports to Venezuela is estimated at 1% of GDP for 2009.

On January 24, 2009, President Uribe and President Chávez of Venezuela agreed to establish a fund which will provide financing for small and medium enterprises in either Colombia or Venezuela. The fund initially will have U.S. $200 million available for financing, with each country contributing U.S. $100 million.

In April 2009, Colombia and Venezuela began discussing a new agreement covering economic and commercial issues between the two countries, called Acuerdo de Complementación Económica y Comercial. The agreement focuses on four main issues: the establishment of a bilateral economic agenda; the pending payment of $260 million to Colombian businesses by the Comisión Administradora de Divisas of Venezuela or CADIVI; the Venezuelan quota for vehicle imports from Colombia; and the Colombian exports of eggs and chicken to Venezuela.

On July 28, 2009, as a result of allegations made by President Uribe of an alleged weapons delivery from the Venezuelan Army to the FARC, President of Venezuela Hugo Chávez announced the suspension of diplomatic relations with Colombia, the withdrawal of Venezuela’s ambassador from Colombia and the review of all economic agreements between both nations. On August 8, 2009, President Chávez ordered the return of Venezuela’s top diplomat to Colombia but expressed disagreement over President Uribe’s decision to permit U.S. military personnel to use military bases in Colombia. Although Colombia and Venezuela continue to be significant trading partners of each other, both countries have recently been pursuing a policy of diversification of their trading counterparties.

On July 22, 2010, the Colombian permanent representative to the OAS alleged before the OAS permanent council that illegal armed groups were present in Venezuelan territory. The allegation was rejected by the Venezuelan permanent representative and a disruption in the diplomatic relations with Colombia was declared by Venezuela.

On August 10, 2010, after a meeting held in Santa Marta, Colombia, President Santos and President Chavez announced the reestablishment of diplomatic and commercial relations between the two countries. In a joint declaration, the presidents announced the creation of five bilateral commissions for the review of the following issues: trade and debt of Venezuela with Colombian exporters; economic cooperation; social investment in their frontiers; joint infrastructure development; and security.

Since 1993, banana exports from Colombia, Costa Rica, Nicaragua and Venezuela to the European Union have been subject to a global quota, providing preferential treatment to certain producers, including former

European dependencies in Africa and the Caribbean. The European Union’s announcement of an increase in the level of protection for the producers in Africa and the Caribbean, starting in January 2006, triggered a reaction by several Latin American banana producers, including Colombia. On March 30, 2005, these banana producers submitted a petition for arbitration before the WTO, requesting a renegotiation of the increased tariffs proposed by the European Union of €230 per ton. In an initial ruling by the arbitration panel, it was determined that the European Union’s proposal did not allow Latin American countries to maintain their complete access to the European market as had been agreed when the tariff increase was first proposed . In September 2005, the European Union proposed a new tariff of €187 per ton and this proposal was rejected by Colombia, Ecuador, Costa Rica, Brazil, Guatemala, Nicaragua, Honduras, Venezuela and Panama. The European Union decided not to reconsider the offer, thus leaving the resolution of the controversy to the WTO arbitral panel. The WTO arbitral panel again addressed the issue in December 2005 by naming the Norwegian Minister of Commerce as a neutral mediator to evaluate the effect of the proposed increase on banana tariffs on the Latin American markets during 2006.

The European Union introduced a new system of banana tariffs in January 2006 following a succession of WTO rulings that held that the European Union’s previous quota-based banana import regime was illegal. Ecuador and other Latin American producers, including Panama and Colombia, have complained that the duty imposed on their banana exports under the new European Union tariff regime unfairly penalizes them compared with producers in Africa and the Caribbean. In February 2007, Ecuador filed with the WTO a request for the establishment of a compliance panel that will investigate the European Union’s compliance with the WTO rulings. In July 2007, the United States also submitted to the WTO a request for the establishment of a compliance panel on the same subject. In November 2007, the WTO determined that the European Union is violating commercial rules with its import regime and its limits to exports from Ecuador, Colombia, Costa Rica and Panama. The WTO determination, however, is a preliminary finding and the European Union has manifested that it will appeal the WTO ruling.

On May 31, 2010, Colombia and the European Union reached an agreement to cut European Union tariffs on banana imports from Latin America as part of its efforts to reach a global trade accord. Under the agreement, the import duty on bananas is currently at €176 per ton and will decrease to €114 per ton within seven years.

In 2005, the European Union and the Andean Community of Nations announced their intention to begin negotiations in 2006 for a free trade agreement. Following the announcement by Venezuela of its intention to withdraw from the Andean Community of Nations, the start of the negotiations was postponed to 2007. Negotiations between the European Union and the Andean Community of Nations began in September 2007; however, in 2008, Peru expressed its desire to separately negotiate a free trade agreement with the European Union due to economic tensions with Bolivia and Ecuador. That circumstance created an environment of uncertainty and hampered the progress of negotiations among the Andean countries and the European Union. In May 2010, Colombia and Peru made official statements announcing the success of negotiations regarding the establishment of bilateral free trade agreements with the European Union.

Colombia also is working to consolidate its relations with the members of the Asia-Pacific Economic Cooperation (APEC) forum on topics such as trade, tourism, economic cooperation and investment. And, in order to foster closer ties with China and Chinese businesses, Colombia hosted the Third Latin America and China Meeting in November 2009.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. However, foreign entities must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allowed public entities to sign contracts of “juridical stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol S.A. has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol S.A.’s association contracts, see “Economy—Principal Sectors of the Economy—Mining and Petroleum.” Law 756 of 2002 created an oil royalties system geared towards encouraging oil exploration on small and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day. Law 963 of 2005, or Ley del Inversionista, established “juridical stability” protections under which foreign and local investors whose investments are greater than or equal to 7,500 times the monthly minimum wage are protected. As of March 2010, the Government has signed 63 of these contracts.

In 2005, net foreign direct investment totaled $5,590 million, an increase of 94.2% as compared to 2004 and net portfolio investment had an outflow of $1,742 million, as compared to an outflow of $271 million in 2004. The increase in net foreign direct investment in 2005 was specifically attributable to the manufacturing, petroleum and the transportation and communications sectors. In 2006, net foreign direct investment was $32 million lower than in 2005, totaling $5,558 million and net portfolio investment had an outflow of $2,431 million, as compared to an outflow of $1,742 million in 2005.

According to preliminary data from Banco de la República, during 2009, net foreign direct investment was $4,153 million lower than in 2008, totaling $4,177 million and net portfolio investment had an inflow of $1,487 million, as compared to an outflow of $1,007 million in 2008. The decrease in net foreign direct investment during 2009 was mainly due to a decreases in foreign investment in the manufacturing sector amounting to $1,212 million, in the petroleum sector amounting to $759 million, and in the finance sector amounting to $546 million. Foreign direct investment in 2009 showed an increase in flows to the mining sector of 72.1%.

The following table sets forth information on net foreign investment by country of origin for the years indicated.

Net Foreign Investment by Country of Origin(1)

	2005(2)	2006(2)	2007(2)	2008(2)	2009(2)
	(millions of U.S. dollars)
North America
United States	$1,410	$1,524	$1,389	$1,742	$2,314
Mexico	1,063	31	340	412	203
Canada	2	18	8	52	78

	2,476	1,574	1,738	2,205	2,595
South America
Andean Group	31	65	44	19	70
Others	54	34	595	186	129

	85	99	639	205	199
Central America
Panama	208	240	477	760	337
Central American

	2005(2)	2006(2)	2007(2)	2008(2)	2009(2)
	(millions of U.S. dollars)
Common Market(3)	3	5	3	12	22

	211	245	480	771	359
Caribbean	591	523	1,257	1,280	1,008
Europe:
EEC Countries	4,723	697	(471)	324	(1,666)
European Free Trade
Association	41	18	45	67	130
Other Countries	0	2	1	0	1

	4,765	717	(426)	391	(1,536)
Asia	4	10	49	34	5
Other Countries	8	6	7	5	39
Reinvested Earnings	988	1,487	1,971	2,301	1,899

Total (excluding petroleum)	9,127	4,661	5,716	7,192	4,568

Petroleum	1,125	1,995	3,333	3,392	2,633
Portfolio Investment(4)	114	445	1,497	(1,001)	(154)

TOTAL	$10,366	$7,101	$10,546	$9,583	$7,047

Totals may differ due to rounding.

1:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
2:	Preliminary.
3:	Excluding Panama.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: Banco de la República.

The following table sets forth information on net foreign investment by sector for the years indicated.

Net Foreign Investment by Sector

	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)
	(millions of U.S. dollars)
Direct investment(2)(3)	$10,252	$6,656	$9,049	$10,583	$7,201
Petroleum	1,125	1,995	3,333	3,392	2,633
Agriculture and Fishing	6	8	40	41	14
Mining	2,157	1,783	1,100	1,798	3,094
Manufacturing	5,513	803	1,867	1,748	536
Public Services	(251)	(141)	(79)	156	(977)
Construction	146	156	210	380	286
Commerce	305	523	803	1,049	644
Transportation and Communications	1,021	1,061	414	853	337
Finance	246	464	1,319	1,095	549
Social Services	(16)	4	40	72	85
Portfolio investment(4)	114	445	1,497	(1,001)	(154)

Total	$10,366	$7,101	$10,546	$9,583	$7,047

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes reinvested earnings.
3:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: Banco de la República.

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the 1991 Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance and Public Credit is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. Banco de la República registered a Ps. 155 billion profit for 2009 compared to Ps. 1,322 billion profit for 2008. In December 2009, Banco de la República decided, with the concurrence of the Central Government, not to transfer profits earned in 2009, if any, to the Central Government and instead allocated such amount to reserves for currency fluctuation.

Financial Sector

As of December 31, 2009, Colombia’s financial system was comprised of 18 banks (11 domestic and seven foreign), three corporaciones financieras (financial corporations), 28 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns one of the 11 Colombian banks. Commercial banks can offer a full scale of retail (including mortgage) and corporate banking services with the exception of investment banking and financial leasing.

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from receiving demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and obtain short-term deposits.

The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN. See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.”

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

at December 31, 2009

	Number	% of Loans	% of Deposits
Banks
Domestic Private Banks	10	66.5%	68.8%
State-Owned Banks	1	4.1%	5.2%
Foreign Banks	7	16.8%	18.0%

	18	87.3%	91.9%
Financial Corporations	3	0.0%	0.8%
Commercial Financing Companies(1)	28	12.6%	7.2%
Cooperative Institutions(2)	1	0.1%	0.1%
Special State-Owned Institutions(3)	11	11.4%	6.6%

Total(4)	61	100.0%	100.0%

Totals may differ due to rounding.

1:	Includes companies specialized in leasing.
2:	Includes only Coopcentral.
3:	Includes FEN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”), Caja de Vivienda Militar.
4:	Does not include Special State-Owned Institutions, according to a new methodology adopted in 2005.

Source: Financial Superintendency.

The principal regulators of the financial institutions and the financial markets are the Ministry of Finance, Banco de la República and the Financial Superintendency. The Financial Superintendency was created by combining the Superintendency of Banks and the Superintendency of Securities into one office under Decree 4327 of 2005.

In 1989, the Government promulgated rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accords. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 12.7% of risk-weighted assets on December 31, 2008 to 14.1% on December 31, 2009.

During the 1990’s and early 2000’s, the Government had also taken steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Financial Superintendency, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector.

In 2005, net profits in the financial sector reached Ps. 4,417.7 billion (or Ps. 3,328.4 billion using the new methodology adopted in 2005, which excludes special state-owned institutions from the total financial system), primarily due to growth in the financial services sector. Notwithstanding these gains, profits in the financial sector during the last four years were still small when measured as a percentage of total equity. Non-performing assets and overdue portfolio indicators, other than those for mortgages, however, improved. Net profits decreased to Ps. 4,205.4 billion in 2006 and Ps. 4,156.3 billion in 2007. In 2008 and 2009, however, net profits of the financial sector increased to Ps. 5,213.8 billion and to Ps. 6,057.9 billion, respectively. Excluding special state-owned institutions, net profits of the financial sector increased from Ps. 3,821.9 billion in 2007 to Ps. 4,822.1 billion in 2008 and to Ps. 5,422.9 billion in 2009. Moreover, the growth experienced since 2002 has not insulated the industry from liquidations. In 2006, Fondo Ganadero del Caquetá S.A., which held 0.009% of the assets of the financial system, was liquidated. The Government did not liquidate any financial institutions from 2007 through 2009.

The following table shows the results of the financial sector as of and for the year ended December 31, 2009.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2009)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Banks	Ps.202,136,915	Ps.175,733,537	Ps.26,403,378	Ps.4,388,410
Non Banking Financial Institutions(1)	29,928,337	23,945,109	5,983,228	1,034,515
Special State-Owned Institutions(2)	33,533,874	28,090,825	5,443,049	634,946

Total(3)	Ps. 232,065,252	Ps. 199,678,646	Ps. 32,386,606	Ps. 5,422,925

Totals may differ due to rounding.

1.	Includes Financial Corporations, Commercial Financing Companies and Coopcentral.
2.	Includes FEN, Bancoldex, FINDETER, FINAGRO, FNA, FOGAFIN, FONADE, FOGACOOP, FNG and ICETEX.
3.	Does not include Special State-Owned Institutions, according to a new methodology adopted in 2005.

Source: Financial Superintendency.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to protect depositors and preserve the stability of Colombian financial institutions.

In response to the economic downturn in 1998-1999, a recapitalization program was launched by the Government in the second quarter of 1999 to assist small and medium-sized banks that were economically viable but had only limited access to international capital. The objective of the program was to strengthen the balance sheets of the participating banks by writing off non-performing assets and injecting additional capital from both cash contributions from shareholders and loans from FOGAFIN to the shareholders. These proceeds were used to purchase FOGAFIN-issued bonds, which bonds were then contributed to the banks. The shareholders were required to pledge the stock of their banks with a value equal to 133% of the principal amount of the loans as security for the repayment of the FOGAFIN loans. The bonds issued by FOGAFIN were either held on the bank’s balance sheet or sold for cash. The end result of this recapitalization was that the participating banks achieved a ratio of net capital to risk-weighted assets of 10%, one percentage point higher than the then minimum requirement of 9%.

Although this program was intended to cover both private and state-owned financial institutions, in practice, the recapitalization of state-owned banks required additional measures, including the transfer of non-performing assets to new special purpose entities and the subsequent sale of those assets, the administrative reorganizations of the banks and the eventual privatization of the banks.

Fifteen private institutions (AV Villas, Banco Colpatria, Banco Superior, Banco de Crédito, Interbanco, Banco Unión Colombiano, Colmena, Conavi, Corfinorte, Coltefinanciera CFC, Multifinanciera, Credinver, Confinanciera, Megabanco and Financiera FES) joined the FOGAFIN program between 1999 and 2005. By the end of 2004, the participating institutions had received Ps. 779.0 billion in capital, which came from long-term loans to finance the purchase of FOGAFIN-issued bonds. With the exception of the three institutions liquidated in 2002 and 2003, the financial institutions that took advantage of the FOGAFIN credit line have improved considerably, with their indicators now approaching those of other private financial institutions.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (DTF) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program, except for credit support provided to Interbanco, a private commercial bank.

In an effort to provide additional support for mortgage banks, the Government launched a recapitalization program for these institutions in 2001. Resolution No. 006 of 2001 authorizes FOGAFIN to extend credit to the owners of mortgage banks to finance the purchase of capitalization bonds issued by FOGAFIN, in exchange for appropriate guarantees and subject to a significant injection of equity by the owners. To qualify for the program, at least 50% of the mortgage bank’s loan portfolio at the end of 2000 had to be comprised of loans for the purchase of residential real estate. Under this program, FOGAFIN has provided Ps. 693.8 billion in capital to four private institutions whose combined assets represent 80% of the total assets of the private mortgage bank sector and in 2004, FOGAFIN provided Ps. 213.9 million to Central de Inversiones S.A., a publicly owned financial institution. The amount was effectively repaid on September 2, 2007, with an advance payment of Ps.40 billion in capital over their respective interests and the difference was paid in cash.

As of December 2009, the total cost to the Government of assisting state-owned institutions reached Ps. 12,759.6 billion. Approximately Ps. 9,387.4 billion was in the form of financial aid given to financial institutions and Ps. 3,372.2 billion was in the form of interest payments on FOGAFIN bonds.

Since 1998, FOGAFIN assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Central Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth, in order to increase their financial viability.

Liquidity and Credit Aggregates

The total amount of loans outstanding from Colombian financial institutions was Ps. 135.1 trillion at December 31, 2009, as compared to Ps. 132.5 trillion at December 31, 2008, Ps. 112.1 trillion at December 31, 2007, Ps. 89.7 trillion at December 31, 2006 and Ps. 67.9 trillion at December 31, 2005.

Past due loans increased in absolute terms from Ps. 1.8 trillion at December 31, 2005 to Ps. 2.4 trillion at December 31, 2006, to Ps. 3.7 trillion at December 31, 2007, to Ps. 5.4 trillion at December 31, 2008, and further to Ps. 5.6 trillion at December 31, 2009. As a percentage of total loans, past due loans fell from 2.7% at December 31, 2005 to 2.6% at December 31, 2006. Past due loans as a percentage of total loans, however, increased from 3.3% at December 31, 2007 to 4.0% at December 31, 2008 and to 4.1% at December 31, 2009. Provisions as a percentage of past due loans decreased from 167.3% at December 31, 2005 to 153.8% at December 31, 2006, to 132.6% at December 31, 2007 and to 120.5% at December 31, 2008, but increased to 136.5% at December 31, 2009. The following table shows selected monetary indicators for the years indicated.

Selected Monetary Indicators

	2005	2006	2007	2008	2009
Ml(1) (percentage change)	17.8	18.2	11.9	8.2	7.5
M2(2) (percentage change)	17.8	17.4	17.5	17.1	5.4
M3(3) (percentage change)	15.9	16.8	17.8	17.8	7.1
Credit from the Financial System (percentage change) (4)	15.5	31.2	26.8	17.2	-0.4
Discount Rate(5) (percent)	6.4	6.5	8.7	9.8	5.8

1:	Currency in circulation plus demand deposits.
2:	Ml plus certificates of deposit plus savings deposits.
3:	M2 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.
4:	Gross credit to private sector. Financial system excludes Banco de la República.
5:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.

Source: Banco de la República.

Interest Rates and Inflation

Interest rates showed a downward trend from 2005 through 2006. In 2005, DTF continuously decreased from month to month, reaching its lowest point in December at 6.3%. The average DTF in 2006 was 6.3%. By March 2007, however, the downward trend reversed and, by year-end 2007, the 12-month average DTF stood at 8.0%. Interest rates continued to increase during 2008, and by year end 2008, the 12-month average DTF stood at 10.1%. Interest rates decreased during 2009 and by December 2009, the 12-month average DTF stood at 4.1%. At June 30, 2010, the year-on-year DTF stood at 3.5%.

The Central Bank’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to the recent low of 4.5% in 2006. The decline in consumer inflation rates from the 25-30% range of the late 1980s and early 1990s was due in part to the effective implementation of a monetary policy that removed excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. The Government achieved its target consumer inflation rate for 2005 when the consumer price index reached 4.9% by year’s end, mainly due to the appreciation of the peso and the greater productive capacity of the economy during the second half of 2005. At December 31, 2006, the consumer inflation rate was 4.5%, between the central bank’s target for consumer inflation of 4.0% and 5.0%. In 2007, due to the rise in the pace of demand and an increase in the prices of crude oil and food, the consumer inflation rate stood at 5.7% at the end of the year, exceeding the target of the Central Bank of 3.5% and 4.5%. At December 31, 2008, the consumer inflation rate was 7.7%, mainly due to the increase in prices of international basic goods, such as wheat, oilseeds and sugar, as a result of the rise in petroleum prices. Wheat, oilseeds and sugar are used to produce biofuels. The 2008 consumer inflation rate was above the target range of 3.5% and 4.5% established by Banco de la República for 2008. At December 31, 2009, the consumer inflation rate was 2.0%, mainly due to decreases in the prices of nonperishable food. The 2009 consumer inflation rate was at the lower end of the target range of 2.0% and 4.0% established by Banco de la República for 2009.

Year-on-year consumer inflation decreased from 7.2% in January 2009 to 2.0% in December 2009. Banco de la República reduced overnight interest rates nine times from 9.5% on January 30, 2009 to 3.0% on May 31, 2010. For the twelve-month period ended June 30, 2010, consumer inflation stood at 2.3%.

The producer price index stood at 2.1% in 2005. The producer price index increased to 5.5% in 2006 but declined to 1.3% in 2007. At December 31, 2008, the producer price index increased to 9.0%, reaching its highest level in October at 11.8%. At December 31, 2009, the producer price index stood at -2.2% and at June 30, 2010 was at 2.1%.

Colombia does not have a system of mandatory price controls. Certain goods and services provided by the public sector, however, historically have been subsidized. In recent years, the Government gradually has been dismantling subsidies of the prices of electricity, fuel, transportation and other services and has increased prices for these goods and services at rates faster than inflation in order to bring prices to levels that reflect the true costs. As of January 1, 1999, the Government stopped controlling fuel prices, which now track international prices.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term. The next section discusses foreign exchange rates in further detail.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2005	4.9	2.1	7.0
2006	4.5	5.5	6.3
2007	5.7	1.3	8.0
2008	7.7	9.0	10.1
2009
January	7.2	6.2	9.7
February	6.5	6.2	9.0
March	6.1	6.8	8.2
April	5.7	6.6	7.1
May	4.8	5.3	6.2
June	3.8	2.7	5.5
July	3.3	1.4	5.2
August	3.1	1.0	5.1
September	3.2	-1.5	4.9
October	2.7	-4.0	4.4
November	2.4	-3.9	4.4
December	2.0	-2.2	4.1
2010
January	2.1	0.5	4.0
February	2.1	-0.4	4.0
March	1.8	-0.2	3.9
April	2.0	0.3	3.9
May	2.1	1.3	3.6
June	2.3	2.1	3.5

1:	For annual periods, percentage change over the twelve months ended December 31 of each year; for monthly periods in 2008 and 2009, percentage change over the previous twelve months at the end of each month indicated.
2:	Average for each of the years 2005-2008. and for each indicated month in 2009 and 2010 (year-on-year), of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, the central bank decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

In addition to its past interventions in the exchange rate market, Banco de la República also sought to prevent the public and private sectors from incurring excessive amounts of debt in foreign currencies as a means of controlling the exchange rate. To this end, Banco de la República required a certain percentage of the debt incurred (depending on the maturity of the debt) to be deposited in pesos with the central bank in a non-interest bearing account for a fixed period of time. As a result of this requirement, short-term capital flows fluctuated significantly from year to year. In 2003, net short-term capital outflows totaled $229 million. In December 2004, the Government passed Decree 4210 requiring portfolio investments by foreign investors to remain in Colombia for at least one year. Following the imposition of Decree 4210 of 2004, figures for net short-term capital flows in 2004 and 2005 have not been available. More recent further measures are discussed below under “—Appreciation of the Peso and Measures Taken by the Government.”

From June 6, 2006 to June 13, 2006, the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”) dropped by 30.1%, including a 10.5% drop on June 12, 2006. Following these events, the Government repealed Decree 4210 of 2004 in order to increase demand in the domestic fixed income and equity markets.

At December 31, 2005, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,284.2/$1.00. At December 31, 2006, the representative market rate was Ps. 2,238.8, an appreciation of 2.0% from the peso’s value at December 31, 2005. At December 31, 2007, the representative market rate was Ps. 2,015/$1.00, an appreciation of 10% from the peso’s value at December 31, 2006. At December 31, 2008, the representative market rate was Ps. 2,243.6/$1.00, a depreciation of 11.4% from the peso’s value at December 31, 2007. At December 31, 2009, the representative market rate was Ps. 2,044.2/$1.00, an appreciation of 8.9% from the peso’s value at December 31, 2008.

Appreciation of the Peso and Measures Taken by the Government

During 2007, the peso appreciated in a virtually continuous manner against the U.S. dollar. By the end of the year, the peso had appreciated against the U.S. dollar by 10.0%. As the peso appreciated against the U.S. dollar Banco de la República intervened in the foreign exchange markets to control currency appreciation.

On May 6, 2007, Banco de la República introduced a new package of measures intended to tighten monetary policy and control the strengthening of the peso. The package included: (i) an increase in the reserve requirement on current accounts from 13% to 27%, on savings accounts from 6% to 12.5% and on time deposits up to eighteen months from 2.5% to 5% (although the reserve requirement would only apply to accounts and deposits in excess of the level that banks had as of May 4, 2007 and Banco de la República would not pay any interest on the new reserve requirement); (ii) the establishment of a 40% reserve requirement on any disbursement of external loans for a six-month period at the Banco de la República with no interest; and (iii) the establishment of a ceiling for financial sector institutions’ derivative operations of 500% of their technical equity. “Technical equity” refers to the sum of the most easily realizable equity accounts of a financial institution that is calculated to evaluate the strength of such institution and its capacity to respond to financial difficulties.

On May 23, 2007, the Ministry of Finance announced through Decree 1801 an additional measure to control the inflow of short-term portfolio investments. The measure included the requirement of a 40% deposit at the Banco de la República for short-term portfolio investments for a period of six months with no interest payable.

Furthermore, on May 30, 2008, the Ministry of Finance announced new modifications through Decree 1888, which strengthened the controls over short-term portfolio investment inflows. The modifications included an increase in the amount of the deposit required to be made at Banco de la República for short-term portfolio investments for a period of six months with no interest payable from 40% to 50%. The modifications also included a requirement that the foreign direct investment must remain in the country for a minimum of two years. This requirement did not apply to those countries which currently have international treaties with Colombia.

After a sharp depreciation of the peso due to the international financial crisis, the Government decided to gradually eliminate capital controls. On September 1, 2008, through Decree 3264, the Government eliminated capital controls over short-term equity portfolios and on October 8, 2008, through Decree 3913, eliminated the controls over short-term portfolios of investment in fixed rate income instruments.

On October 9, 2008, Banco de la República eliminated the 40% reserve requirement on disbursements of external indebtedness. As a result of this measure, future disbursements of external indebtedness, export prefunding and import funding will not trigger reserve requirements. Borrowers that have previously established reserves for existing indebtedness can request reimbursement of their reserve deposits.

On March 3, 2010, Banco de la República resumed the accumulation of international reserves through daily purchases of $20.0 million in competitive auctions during the first half of 2010 in response to indications of an exchange rate misalignment. From March to June 2010, Banco de la República accumulated $1.6 billion.

The Colombian peso appreciated against the U.S. dollar by 6.3% from January 1, 2010 to June 30, 2010 and appreciated against the U.S. dollar by 11.2% from June 30, 2009 to June 30, 2010.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

	Representative Market Rate(1)
Year	Average	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 1994=100)
2005	2,321.5	2,284.2	119.0
2006	2,359.0	2,238.8	118.7
2007	2,076.2	2,014.8	118.4
2008	1,967.1	2,243.6	117.7
2009
January	2,253.5	2,420.3	117.5
February	2,512.3	2,555.9	126.2
March	2,469.6	2,561.2	123.8
April	2,374.6	2,289.7	120.9
May	2,227.3	2,140.7	116.0
June	2,089.5	2,158.7	111.9
July	2,049.2	2,043.4	109.8
August	2,017.6	2,035.0	110.6
September	1,978.0	1,922.0	110.8
October	1,901.4	1,993.8	107.4
November	1,976.9	1,997.5	111.3
December	2,018.0	2,044.2	110.7
2010
January	1,983.4	1,982.3	106.2
February	1,951.7	1,932.3	102.0
March	1,908.3	1,933.4	99.5
April	1,937.5	1,969.8	101.4
May	1,983.6	1,971.6	102.1
June	1,926.9	1,916.5	99.3

1:	Representative market rate. as calculated by the Financial Superintendency.
2:	Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year.
3:	The Real Exchange Rate Index figures for 2007-2010 are preliminary.

Source: Superintendencia Financiera, Banco de la República.

International Reserves

Banco de la República’s net international reserves increased from $14,947.3 million at December 31, 2005, to $15,435.5 million at December 31, 2006, to $20,948.7 million at December 31, 2007 and to $24,029.7 million at December 31, 2008. At December 31, 2009, net international reserves further increased by $1,326.1 million to $25,355.7 million. The increase in international reserves in 2005 was primarily due to the abandonment of the currency band, the establishment of a floating exchange rate regime and other economic adjustment measures implemented by the Government. The increases in international reserves in each of 2006, 2007 and 2008 were mainly due to discretionary intervention in the market and an increase in profits from portfolio investments. The increase in international reserves in 2009 was mainly due to intervention by Banco de la República in the exchange market and the increase in special drawing rights (SDR) allocated by the IMF. On March 3, 2010, Banco de la República decided to resume the accumulation of international reserves.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. On December 31, 2009, this mix of currencies was approximately 85.7% U.S. dollars, 11.4% euros, 2.7% Japanese yen and 0.2% in other currencies.

The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

			at December 31, 2009
	2005	2006	2007	2008	2009
			(millions of U.S. dollars)
Gross International Reserves
Monetary Gold	$133.9	$130.8	$151.1	$181.5	$194.3
Special Drawing Rights	173.5	185.0	201.0	216.0	1,166.6
International Monetary Fund	394.5	394.5	394.5	394.5	357.0
Investments	13,583.1	14,047.8	19,117.7	21,602.6	22,862.4
Others(2)	671.6	682.3	1,090.8	1,646.4	784.6

	14,956.6	15,440.4	20,955.1	24,041.0	25,365.0
Less: Short- and Medium-Term Liabilities of Banco de la República	9.3	4.9	6.4	11.3	9.2

Net International Reserves	$14,947.3	$15,435.5	$20,948.7	$24,029.7	$25,355.7

Reserves (Months of Imports (FOB))
Goods(3)	8.9	7.5	8.1	7.7	9.7
Goods and Services(4)	7.2	6.1	6.7	6.5	7.9

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes deposits in Latin American Reserve Fund, Cash, Andean pesos, sight deposits, remittance in process and compensation agreements.
3:	Reflects imports of goods. as well as special trade operations.
4:	Contains items included in (3) above, plus imports of factor and non-factor services.

Source: Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three then existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”), which comprises a group of equity securities, the composition of which is determined in part by the frequency of trading in each quarter. In 2005, the IGBC increased 118.9% in nominal terms compared to the prior year, reaching 9,513.3 points at year end. On December 31, 2006, the IGBC increased by 17.3% to 11,161.1 points, but decreased by 4.18% to 10,694.2 on December 31, 2007. The IGBC decreased by 29.3% to 7,560.68 on December 31, 2008 and increased by 3.18% to 11,602.14 on December 31, 2009.

On January 15, 2008, the COLCAP and COL20 stocks indexes were introduced at the market in order to replace progressively the IGBC. COLCAP measures the variation of the 20 most traded stocks on the Colombian Stock Exchange by level of capitalization, while COL20 measures the variation of the 20 most traded stocks on the Colombian Stock Exchange by level of liquidity. The initial level of both indexes at January 15 was 1,000, and by December 2008 COLCAP decreased 14.9% to 851.35 and COL20 decreased 29.9% to 701.23. By December 2009, COLCAP increased by 3.18% to 1,366.85, and COL20 increased by 4.43% to 1,115.43.

On May 23, 2008, the Ministry of Finance issued Decree 1796 which establishes the legal framework for standardized derivatives trading through the Cámara de Riesgo Central de Contraparte (or central counterparty clearing house). The objective of the central counterparty clearing house is to standardize financial derivatives products that are traded in the market and to provide efficiency and stability to the financial markets.

On December 23, 2008, Ministry of Finance issued Decree 4808 which, among other things, regulates the trading of derivatives, of which the value is at least partly derived from one or more underlying equity securities that are registered on the Colombian Stock Exchange.

The Colombian Stock Exchange began trading standardized derivatives in September 2008 with the negotiation of a five-year TES futures contract. During 2008, the number of derivatives contracts traded was 621 contracts. During 2009, the Colombian Stock Exchange began trading three new standardized derivatives: a two-year TES futures contract, a ten-year futures contract and a TRM futures contract. During 2009, the number of contracts traded was 14,896 contracts.

The Mercado Electrónico Colombiano (Colombian Electronic Market or “MEC”), a centralized operating system for fixed-income securities only, began to operate on October 29, 2001.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although self-regulating, the exchange remains subject to the approval and supervision of the Financial Superintendency, the securities market regulatory agency. According to the Financial Superintendency, the market capitalization of the Colombian Stock Exchange as of December 31, 2009 was $142.260 million.

The total value of securities traded on the Colombian stock exchange during 2009 was Ps. 2,143.2 trillion (approximately $1,062.1 billion), representing a nominal increase of 45.0% in peso terms and a nominal increase of 50.6% in dollar terms as compared to 2008.

Equity trading during 2009 amounted to approximately Ps. 40,937 billion, or 1.9% of the total value of securities traded. This represents a nominal increase of 1.7% in the total value of equity trading from 2008.

PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies, and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets are devised in conformity with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments and state-owned companies constitute the consolidated non-financial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Superintendency of Banks.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to Congress for approval.

Under the 1991 Constitution, royalties received from the exploitation of nonrenewable natural resources that are not directly distributed to departments and municipalities where the natural resources are located or transported are paid into the Fondo Nacional de Regalías (National Royalties Fund). Funds from the National Royalties Fund are used to finance mining development, environmental protection, and other regional development projects, including health, education, water and sanitation projects.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to the then recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Ecopetrol S.A., the National Royalties Fund and the departments and municipalities where oil is produced contribute to the FAEP. Banco de la República administers FAEP. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures.

In July 2007, following the announcement by the Government of a public offering of 20% of Ecopetrol S.A.’s shares, Congress approved the National Development Plan for 2006-2010 (the “Development Plan”). Under Article 143 of the Development Plan, Ecopetrol S.A. will no longer be required to contribute to the FAEP and instead be required to transfer the excess royalties to the Central Government. The Development Plan contemplates that 60% of the fund balance in FAEP would be disbursed to the Central Government in 2008, with the remaining balance being transferred to the Central Government in 2009 and 2010 in order to achieve the Government’s goal of gradually receiving the funds from FAEP. In 2008, FAEP transferred Ps. 2,329 billion (0.5% of GDP) to the Central Government. In 2009, FAEP transferred Ps. 920 billion (0.2% of GDP) to the Central Government.

Article 76 of the Development Plan also created the Stabilization Fund for Fuel Prices (“FEPC”) and establishes, as an initial source of financing, part of the fund balance accumulated by Ecopetrol S.A. in FAEP. In 2008, FAEP transferred Ps. 420 million (0.1% of GDP) to the FEPC. After the transfer to the Central Government was made in 2009, the balance of Ps.772 billion (0.2% of GDP) was transferred to the Central Government in January 2010.

According to preliminary figures from CONFIS, FAEP had an outflow of Ps. 1,024 billion in 2009 as compared to an outflow of Ps 1,899 billion in 2008. At the end of 2009, the total fund balance was Ps. 2,380 billion, or 0.5% of GDP.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated non-financial public sector for the 2005-2009 period, budgeted figures for 2010 (submitted to Congress on July 29, 2009 and passed on December 21, 2009) and the resulting fiscal surplus or deficit as a percentage of GDP.

Non-financial Public Sector Revenues and Expenditures(1)

(billions of pesos)

						Budget
	2005	2006	2007	2008(2)	2009(2)	2010(5)
Central Government
Total Revenues	Ps. 45,753	Ps. 56,287	Ps. 64,667	Ps. 75,042	Ps. 77,139	Ps. 74,290
Expenditures
Current Expenditures	49,430	55,982	62,203	65,834	75,928	77,929
Capital Expenditures	9,749	11,576	14,721	17,871	19,913	17,277

Total Expenditures	59,179	67,558	76,744	83,705	95,841	95,205
Net Loans to Other Entities	324	412	257	166	176	277
Accrual adjustments(3)	(240)	1,385	(720)	2,239	1,837	2,057

(Deficit)/Surplus	(13,509)	(13,069)	(11,614)	(11,067)	(20,715)	(23,250)
Decentralized Agencies
Total Revenues	4,120	5,030	6,368	6,546	7,524	7,798
Expenditures
Current Expenditures	1,469	1,717	1,956	1,581	2,964	2,660
Capital Expenditures	2,370	2,774	3,880	3,747	4,549	4,840

Total Expenditures	3,838	4,491	5,836	5,327	7,513	7,500
Net Loans to Other Entities	0	0	0	0	0	0
Accrual adjustments(3)	0	0	0	543	302	0

(Deficit)/Surplus	281	539	532	675	(291)	299
Local Public Sector(4)
Total Revenues	37,955	41,317	37,654	42,399	45,498	49,626
Expenditures
Current Expenditures	26,301	29,045	27,343	28,541	30,938	32,709
Capital Expenditures	8,588	10,454	11,109	8,671	13,444	16,552

Total Expenditures	34,889	39,500	38,451	37,211	44,382	49,261
Net Loans to Other Entities	(199)	(165)	21	20	29	8
Accrual adjustments(3)	(6)	(102)	72	(33)	308	0

(Deficit)/Surplus	3,259	1,880	(891)	5,201	779	357
Social Security
Total Revenues	31,497	31,867	38,054	40,075	44,052	48,426
Expenditures
Current Expenditures	25,795	27,642	31,205	34,681	37,241	43,693

	2005		2006		2007		2008(2)		2009(2)		Budget 2010(5)
Capital Expenditures		31		64		34		28		12		9

Total Expenditures		25,826		27,706		31,239		34,709		37,252		43,702
Net Loans to Other Entities		0		0		35		16		21		0
Accrual adjustments(3)		175		(420)		412		211		327		0

(Deficit)/Surplus		5,845		3,742		6,367		5,139		6,451		4,724
Coffee Fund
Total Revenues		1,272		1,399		1,286		1,590		1,308		1,617
Expenditures
Current Expenditures		1,211		1,352		1,361		1,299		1,360		1,581
Capital Expenditures		7		83		83		54		50		53

Total Expenditures		1,217		1,435		1,455		1,352		1,411		1,634
Net Loans to Other Entities		17		29		0		0		0		0
Accrual adjustments(3)		86		(33)		45		16		0		99

(Deficit)/Surplus		124		(99)		(203)		223		(102)		(116)
Non-financial Public Enterprises
Total Revenues		29,888		33,254		48,333		27,952		27,419		27,461
Expenditures
Current Expenditures		20,974		23,179		35,469		21,104		19,980		25,626
Capital Expenditures		6,016		6,616		10,854		6,458		6,114		3,407

Total Expenditures		26,990		29,795		46,323		27,562		26,093		29,032
Net Loans to Other Entities		(125)		(248)		313		202		226		(285)
Accrual adjustments(3)		243		97		211		172		88		139

(Deficit)/Surplus		3,266		3,803		1,485		16		1,012		(1,425)
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	Ps.	(954)	Ps.	(3,162)	Ps.	(4,323)	Ps.	187	Ps.	(12,865)	Ps.	(19,412)

Primary (Deficit) Surplus	Ps.	11,065	Ps.	12,227	Ps.	13,072	Ps.	16,864	Ps.	3,672	Ps.	(3,431)

(footnotes appear on the following table)

Non-financial Public Sector Surplus (Deficit)(1)

(as a percentage of GDP)(6)

Government Sectors	2005	2006	2007	2008(3)	2009(2)	Budget 2010(5)
Central Government	(4.03)%	(3.41)%	(2.69)%	(2.31)%	(4.16)%	(4.36)%
Non-financial Public Enterprises and Agencies
Electrical Sector	0.12	0.13	0.10	0.06	0.01	0.03
Ecopetrol S.A.	0.34	0.58	0.54	0.00	0.00	0.00
Telecom	0.01	0.00	0.00	0.00	0.00	0.00
Other including FAEP	0.62	0.43	(0.32)	0.04	0.21	(0.11)

	1.08	1.13	0.32	0.09	0.22	0.08
Local Public Sector(4)	0.64	0.34	(0.21)	1.09	0.16	0.07
Social Security	1.74	0.98	1.47	1.07	1.30	0.88
Coffee Fund	0.04	(0.03)	(0.05)	0.05	(0.02)	(0.02)
Other	0.31	0.15	0.15	0.05	(0.08)	(0.13)

Total Consolidated Non-financial Public Sector (Deficit)/Surplus	(0.22)%	(0.84)%	(1.00)%	0.04%	(2.58)%	(3.64)%

Primary Surplus	3.30%	3.19%	3.03%	3.53%	0.74%	(0.64)%

Totals may differ due to rounding.

1:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Privatization, concession and securitization proceeds for the non-financial public sector totaled Ps. 641 billion, Ps. 114 billion, Ps. 2,579 billion, Ps. 532 billion and Ps. 893 billion in 2005, 2006, 2007, 2008 and 2009, respectively. The 2010 Financial Plan includes revenues from privatizations, concessions and securitizations of Ps. 531 billion.
2:	Figures for 2009 according to Marco Fiscal de Mediano Plazo 2010 released by CONFIS. on June 17, 2010.
3:	Adjustment of certain cash expenditures to an accrual basis.
4:	Includes municipal and departmental governments and local non-financial enterprises, such as water, telephone and electricity companies and the Medellín metro system.
5:	Based on 2010 projected figures.
6:	Based on GDP figures for 2009 and projected GDP for 2010.

Sources: National Department of Planning, IMF staff estimates, Banco de la República and CONFIS.

In 2009, the Central Government deficit was 4.2% of GDP as compared to a deficit of 2.3% of GDP in 2008. The Central Government deficit for 2009 was Ps. 20,715 billion, or 87.2% more than the Ps. 11,067 billion deficit registered in 2008. Central Government income increased by 2.8%, from Ps. 75,042 billion in 2008 to Ps. 77,139 billion in 2009, while Central Government expenditures increased by 14.5%, from Ps. 83,705 billion in 2008 to Ps. 95,841 billion in 2009. The increase in expenditures was primarily due to an increase in operational expenditures.

In 2009, the consolidated non-financial public sector deficit totaled Ps. 12,865 billion, or 2.6% of GDP as compared to a surplus of Ps. 187 billion, or 0.0% of GDP in 2008, and a deficit of Ps. 4,323 billion or 1.0% of GDP in 2007. The deficit in the consolidated non-financial public sector during 2009 was primarily due to the increase in the Central Government deficit. The Government currently projects a consolidated non-financial public sector deficit of 3.6% of GDP for 2010. The Government currently projects a Central Government fiscal deficit in 2010 of 4.4% of GDP. However, no assurances can be given concerning actual results for the 2010 period and beyond.

In recent years, the Government’s fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. For example, in 2006, Congress approved Law 1111, a tax reform law that seeks to consolidate Colombia’s growth and restructure the tax system by reducing the income tax for businesses and expanding the products covered by the value-added tax.

The recent tax reforms were also intended to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. Both types of transfers are currently calculated as a percentage of current revenue. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 32.8% of current revenue in 2009, as compared to 28.8% in 2008, 29.3% in 2007, 30.4% in 2006 and 34.2% in 2005. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

The following table shows the composition of the Government’s revenue (on a cash-flow basis).

Central Government Revenue

	2005	2006	2007	2008	2009(1)	Budget 2010(3)
Tax Revenue
Income Tax	37.9%	37.4%	37.1%	32.6%	36.4%	37.9%
Value-Added Tax	38.1	38.3	36.2	36.1	33.6	37.7
Wealth Tax	1.0	0.9	1.8	4.3	2.6	2.7
Tariffs	6.2	6.2	6.6	5.7	5.2	5.7
Other Indirect Taxes	9.2	8.2	7.8	7.1	6.7	4.5

	92.4	91.1	89.5	85.8	84.5	88.5
Nontax Revenue(2)	7.6	8.9	10.5	14.2	15.5	11.5

	100.0%	100.0%	100.0%	100%	100%	100%

Revenue (as a percentage of GDP)(4)	13.6%	14.7%	15.0%	15.7%	15.5%	14.3%

Totals may differ due to rounding.

1:	Figures for 2009 according to Marco Fiscal de Mediano Plazo 2010 released by CONFIS on June 17, 2010.
2:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.
3:	2010 projected figures are consistent with a Central Government deficit of 4.4% of GDP.
4:	Based on estimated GDP using new methodology implemented in 2008.

Sources: Ministry of Finance and CONFIS.

Central Government revenues totaled Ps.77,139 (15.5% of GDP) in 2009 as compared to Ps. 75,042 billion in 2008, an increase of 2.8% in nominal terms. Total tax revenues increased by 1.3% in nominal terms in 2009 as compared to 2008.

Expenditures

Central Government expenditures totaled Ps. 95,841 billion in 2009 (19.3% of GDP), an increase of 14.5% in nominal terms from the 2008 level. Current interest payments decreased by 1.4% in nominal terms in 2009 and current operational expenditures rose by 18.6% in nominal terms over the 2008 levels. Current investment expenditures grew by 7.5% in nominal terms in 2009.

Based on preliminary figures, in 2009 Central Government expenditures were allocated as follows:

•	social expenditures, 47.1%;

•	interest payments, 16.4%;

•	defense and internal security, 14.6%;

•	government overhead, 3.1%;

•	justice, 5.0%;

•	infrastructure, 10.9%; and

•	transfers to local governments, 3.0%.

Transfers to departments and municipalities reached Ps. 14,622 billion in 2005 (representing 24.6% of the total budgeted 2005 expenditures), Ps. 15,640 billion in 2006 (representing 22.5% of the total budgeted 2006 expenditures), Ps. 17,065 billion in 2007 (representing 22.4% of the total budgeted 2007 expenditures), Ps. 18,749 billion in 2008 (representing 21.8% of the total budgeted 2008 expenditures) and Ps. 21,541 billion in 2009 (representing 22.0% of the total budgeted 2009 expenditures). These transfers were made in accordance with the territorial transfer reform legislation enacted in December 2001 that provides for such transfers to be made based on the average revenue growth of Colombia over the previous four years, adjusted by the inflation rate plus a certain percentage, during a transition period from 2002-2007. In 2007, Congress passed a constitutional amendment that modified the formula to calculate these transfers. From 2008 to 2009, transfers to regional governments increased by the inflation rate plus 4% with an additional 1.3% increase for education. In 2010, transfers will increase by 3.5% with an additional 1.6% increase for education. From 2011 to 2016, transfers will grow by 3% plus an additional 1.8% increase for education each year.

One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years from the date of its enactment. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed the responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result, Law 797 of 2003 was enacted, which was subsequently superseded by Law 860 of 2003. See “—Recently Enacted Fiscal Reforms.”

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures(1)

	2005	2006	2007	2008	2009
Social Expenditures
Education	17.6%	16.4%	15.9%	15.9%	15.4%
Health	7.3	7.4	6.9	6.6	5.8
Potable Water and Sewage	0.2	0.2	0.4	1.2	1.4
Housing	0.2	0.3	0.5	0.3	0.4
Social Security	21.3	22.1	20.9	20.9	21.1
Other	1.6	2.0	2.7	2.8	3.0

	48.3	48.4	47.4	47.7	47.1
Justice	4.3	4.8	4.9	4.8	5.0
Defense and Security (Internal)	12.8	14.1	14.2	16.0	14.6
Infrastructure
Mines and Energy	0.8	0.5	1.1	1.4	6.4
Transportation	2.1	2.8	3.4	2.9	3.1
Irrigation Projects and Agriculture	0.6	0.8	1.3	1.7	1.0
Environment	0.4	0.3	0.3	0.2	0.2
Other	0.3	0.2	0.3	0.2	0.3

	4.2	4.6	6.5	6.4	10.9
Government Overhead Expenses	5.5	3.2	2.8	3.6	3.1
Transfers to Local Governments(2)	3.9	3.8	3.7	3.1	3.0
Interest payments	20.8	21.1	20.6	18.2	16.4

Total Expenditures	100.0%	100.0%	100.0%	100%	100%

Expenditures (as a percentage of GDP)(3)	22.3%	21.5%	21.8%	17.8%	19.4%

Totals	may differ due to rounding.
1:	2009 figures are preliminary.
2:	Figures only include transfers to municipalities, not to other regional governments.
3:	Based on estimated GDP figures for 2009. Expenditures as a percentage of GDP take into account cash payments that are used by the General Directorate of the Budget in its calculations but not by CONFIS, and therefore differ from the figures indicated in the text.

Sources: Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2010 Budget

The 2010 budget became Law 1365 on December 21, 2009. According to the 2010 budget, the consolidated public sector deficit is expected to be 3.6% of GDP (Ps. 19,273 billion) and the consolidated non-financial public sector deficit is anticipated to be approximately 3.6% of GDP (Ps. 19,412 billion). The 2010 budget estimates a Central Government deficit of approximately 4.4% of GDP (Ps. 23,250 billion). Total non-financial public sector expenditures for 2010 are currently budgeted to reach Ps. 226,334 billion, out of which Ps. 95,205 billion corresponds to expenditures by the Central Government and Ps. 131,129 billion corresponds to expenditures by public entities at the national and local level and transfers to departmental and local governments.

Under the 2010 budget, the Central Government’s revenues (on a cash-flow basis) are projected to total Ps. 74,290 billion (approximately 13.9% of GDP), a decrease of 3.7% as compared to revenues of Ps. 77,139 billion recorded in 2009. Total tax revenues are expected to grow by 1.4%, from Ps. 65,196 billion in 2009 to Ps. 66,079 billion in 2010. Income tax revenues are expected to amount to Ps. 26,512 billion in 2010, a decrease of 5.7% as compared to 2009 income tax revenues of Ps. 28,117 billion. Internal value-added tax revenues are expected to total Ps. 19,503 billion as compared to Ps. 17,609 billion in 2009, an increase of 10.8% from 2009. Revenues from the tax on financial transactions are anticipated to amount to Ps. 3,390 billion, as compared to Ps. 3,121 billion in 2009, representing an increase of 8.6%. Tariffs and external value-added tax revenues are expected to increase by 6.6% in 2010, from Ps. 12,302 billion in 2009 to Ps. 13,114 billion, in 2010. Non-tax revenues are expected to amount to Ps. 8,277 billion in 2010, a 31.2% decrease as compared to 2009 (Ps. 11,959 billion).

According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the 2010 budget are expected to total Ps. 95,205 billion (approximately 17.9% of GDP) as compared to Ps. 95,841 billion in 2009, representing an increase of 14.5%. Operational expenditures are expected to total Ps. 70,827 billion in 2010, a decrease of 0.3% as compared to Ps. 71,010 billion registered in 2009. Expenditures for interest payments are expected to increase by 8.2%, from Ps. 15,149 billion in 2009 to Ps. 16,386 billion in 2010. Investment expenditures are expected to amount to Ps. 10,066 billion in 2010, a decrease of 12.7% as compared to Ps. 11,536 billion in 2010. Transfers, including pension transfers and transfers to regional governments, are expected to decrease by 2.6%, from Ps. 56,247 billion in 2009 to Ps. 54,793 billion in 2010.

The 2010 budget is based on the following principal budget assumptions:

Principal 2010 Budget Assumptions

2010 Budget Assumptions as of May 2010(1)
Gross Domestic Product
Nominal GDP (billions of pesos)	533,110
Real GDP Growth	3.0%
Inflation(2)
Domestic Inflation (consumer price index)	3.0%
Domestic Inflation (producer price index)(3)	3.0%
External Inflation(4)	-4.0%
Real Devaluation at end of period	-12.58%
Interest Rate
Prime (United States)	2.6%
LIBOR (six month)	0.5%
Export Prices
Coffee (ex-dock) ($/lb.)	2.0
Oil ($/barrel) (Cusiana)	71.2
Coal ($/ton)	85.0
Ferronickel ($/lb.)	2.8
Gold ($/Troy oz.)	1,123

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in June 2010 in connection with the revision of 2010 Financial Plan.
2:	End of period.
3:	Calculated using a projected change in the producer price index.
4:	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of April 2010, the following are the weights assigned to each of Colombia’s major trading partners: United States (50.0%), Venezuela (8.1%), Switzerland (3.9%), Mexico (3.8%), Ecuador (3.7%), Brazil (3.6%), The Netherlands (3.2%), Germany (3.1%), Peru (2.7%), Panama (2.7%), Chile (2.4%), Japan (2.4%), United Kingdom (2.0%), Spain (1.8%), Italy (1.7%), Canada (1.5%), France (1.3%), Belgium (1.0%), Argentina (0.8%) and Sweden (0.4%). For more information on the destinations and origins of Colombia’s exports and imports, please see “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

Sources: General Directorate of Macroeconomic Policy, Ministry of Finance

The figures set forth above represent the Government’s forecast, as of May 31, 2010, of the 2010 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF Program

On January 15, 2003, the IMF approved a two-year SDR 1.5 billion (approximately $2.3 billion) Stand-By Arrangement in connection with the Government’s two-year macroeconomic program. The funds could be used to support imbalances in Colombia’s external accounts, although disbursements under the IMF program were conditional on achieving certain targets. The Stand-By Arrangement expired in May 2005, and no amounts were disbursed under the facility.

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million ($613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target for the combined public sector deficit for 2005 of 1.5% to 2.0% of GDP, as compared with an original target of 2.5% of GDP. The lower target for the combined public sector deficit for 2005 took into account the effects of higher oil export prices, increased tax revenues and reduced interest costs. For 2006, the target for the combined public sector deficit remained at 2.0% of GDP, assuming a conservative export price of oil. At the completion of the review, an amount equivalent to SDR 42.3 million (approximately U.S.$61.0 million) was immediately made available to Colombia, which was in addition to the SDR 193.5 million (approximately U.S.$278.9 million) made available initially upon the program’s approval. Colombia intended to treat the new Stand-By Arrangement as precautionary and did not plan to draw on the facility.

In 2006, Colombia decided not to renew its agreement with IMF given its strong fiscal and economic situation. Lowering public deficits and stabilizing public debt, however, continue to be primary objectives of the economic policies of the Republic.

IMF Consultation in March 2010

At the conclusion of the protocol consultation among the IMF Executive Board and the Government officials on March 31, 2010, the IMF in a press release commented favorably on Colombia’s present position to confront the challenges posed by the still uncertain global outlook mainly due to its improved economic fundamentals and healthy financial system. At the same time, the IMF noted that the flexible exchange rate regime has helped Colombia to absorb external shocks. The IMF noted, however, that the Colombian authorities should develop a strategy to minimize medium-term fiscal risks, including those resulting from investment tax incentives, special tax regimes and pension spending.

The IMF further stated that it believes that monetary and fiscal policies should remain broadly supportive of economic growth until there is clear evidence of sustained recovery and pointed out that it will be necessary for Colombia to monitor the forward-looking activity and inflation indicators in order to prevent long-term inflationary expectations from being affected.

Flexible Credit Line with IMF

On March 26, 2009, the IMF made available to Colombia the IMF’s Flexible Credit Line, a short-term facility intended to provide contingent liquidity to countries with sound macroeconomic policies and institutional frameworks. The Flexible Credit Line is designed to help Colombia during the current global financial crisis by providing the flexibility to draw on the credit line at any time. Disbursements under the Flexible Credit Line are not phased or conditioned on compliance with policy targets as in traditional IMF-supported programs. On April 20, 2009, the Government made an official application for $10.4 billion under the Flexible Credit Line to the IMF. On

May 11, 2009 the IMF’s Executive Board approved a one year arrangement under the Flexible Credit Line for $ 10.5 billion. On May 7, 2010, the IMF’s Executive Board approved a successor one-year arrangement under the Flexible Credit Line for $ 3.5 billion. To date, Colombia has not drawn on the Flexible Credit Line.

Recently Enacted Fiscal Reforms

The Uribe administration implemented a comprehensive fiscal adjustment program designed to end the progressive increases in the fiscal deficit in the short term and to institute the structural reforms necessary for public finance stability in the long term. Toward that end, the Government has introduced measures to increase public revenues and reduce public expenditures, as described in more detail below.

Health Resources Law: On July 12, 2010, a law that seeks to increase the resources available for the health system by between Ps. 3.5 and Ps. 3.6 trillion was enacted. The principal provisions of the law are as follows: (i) an increase in value added tax rates for beer, cigars, gambling and liquor; (ii) the authorization to use transfers from the Government to the departments and municipalities to equalize the benefits under Plan Obligatorio de Salud and Plan Obligatorio de Salud Subsidiado; and (iii) implementation of measures that are intended to reduce evasion and avoidance of the required contributions to the health system.

Tax Adjustment Law: On December 30, 2009, a tax adjustment law was enacted. The main effects of the law are as follows: (i) the wealth tax will remain in effect until 2014 with differing tax rates applicable to two levels of Ps.3.0 billion and Ps.5.0 billion; (ii) the tax deduction for productive asset investments is reduced to 30% from 40%; and (iii) taxpayers may not concurrently benefit from the aforementioned productive asset investment deduction and the special tax rate of 15% for users of free trade zones.

Tax Reform: On December 27, 2006, Law 1111 of 2006 was enacted. This law reduces the income tax rate from its previous level of 38.5% to 34% for 2007 and to 33% for 2008 and beyond.

On December 30, 2005, a law was enacted that seeks to attract investors by setting the income tax rate at 15% for users of “Industrial Free Zones” and eliminating the special tax rate for dividends and profit sharing received by foreigners. The law became effective on January 1, 2007.

National Development Plan: The National Development Plan for the years 2006-2010 has been approved by Congress and became law in July 2007. The plan seeks to reduce poverty from its current level of 49.2% of the population to 39% by the year 2010. The plan also aims to develop full coverage in healthcare and basic education for the country’s citizens.

Pension Reform: Law 797 of 2003 modified the official retirement age and increased payroll taxes in order to reduce the rate of growth of pension expenditures. Due to legal challenges brought before the Colombian Constitutional Court challenging certain provisions of Law 797, Law 860 of 2003 was enacted in December 2003 to cure certain procedural flaws.

As of June 2010, the net present value of the Central Government’s pension liability for the next fifty years (2009-2059), not including the transition cost, was approximately 78.3% of GDP (using a discount rate of 6%) and the expected annual expenditure by the Central Government for pension liabilities was estimated at 4.3% of GDP for 2009 and is estimated to be 4.2% of GDP for 2010. A pension reform law, which seeks to modify the pension structure in order to preserve and increase the Social Security System reserves, was enacted in June 2005. Under this pension reform, women 35 years or older and men 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed for less than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform law.

Fiscal Responsibility Law: This law was enacted in June 2003 and requires the Central Government and local governments to make annual financial reports providing details of how they manage their funds.

Capital Markets Reform: A capital markets reform law was enacted in June 2005. The law seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available and promote increased access to the capital markets by Colombian and international investors.

Law to Modernize Tax Collection Office: A law was enacted in July 2005 to modernize the National Directorate of Customs and Taxes in order to improve the collection and administration of income taxes and customs duties through the use of better technology and reduce tax evasion.

Fiscal Responsibility Rule: On July 7, 2010, the Ministry of Finance announced a proposal for a fiscal responsibility rule, or Fiscal Rule, for Colombia. The proposed Fiscal Rule would set as a target a primary surplus for the Central Government (which is defined as the Central Government fiscal balance net of interest payments on debt) of 1.3% of GDP on average over the next ten years. The main objective of the Fiscal Rule is to progressively reduce the Central Government’s debt from 39.4% of projected GDP for 2010 to 28.4% of projected GDP by 2020, targets that are consistent with the Medium Term Fiscal Plan. The Medium Term Fiscal Plan is a document submitted to Congress every year in accordance with Law 819 of 2003 and sets out the Government’s targets for the public sector balances, among others.

Fiscal Sustainability Reform: On July 20, 2010, the Ministry of Finance submitted to Congress a proposal of constitutional reform that seeks to include fiscal sustainability as a right of all Colombian citizens under the Constitution. The main objective of the reform is to guarantee that all branches of government will contribute to the protection of such right and will have to consider the impact of any measure, rule or decision on the fiscal sustainability of Colombia.

Royalties Reform: On August 31, 2010, the Ministry of Finance submitted to Congress a proposal of constitutional reform that seeks to modify the royalty system for the exploitation of natural resources. The objective of such reform is to distribute royalties received from natural resources exploitation among all the regions of Colombia. The distribution of royalties would be based on objective criteria such as the size of the population, level of poverty, efficiency and regional equity.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned non-financial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends upon the use of the proceeds and upon whether the debt is issued directly or guaranteed by the Republic, or is issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by governmental enterprises and agencies at the national, departmental and municipal levels.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic must be authorized by the Board of Directors of Banco de la República, the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee, in all cases where the issuance of the debt would increase the amount of outstanding external debt issued or guaranteed by the Republic. The Director General of Public Credit and National Treasury of the Ministry of Finance must give advance approval of external debt issuances by the Republic that will be used to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the primary source of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt is in general comprised of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The focus of the Government’s debt management is to diversify the Government’s sources of financing, issue bonds in the European, Asian and U.S. capital markets, reduce the public sector deficit by improving the maturity profile of public sector debt and lower debt service costs and currency risk exposure. In addition, the Republic has guaranteed less debt due to privatizations and stricter policies for authorizing guaranteed debt.

In September 2008, the Consejo Superior de Política Fiscal authorized the Financing Plan for 2009 under which the Government planned the issuance of up to Ps. 24.5 billion in internal debt and $1.0 billion in external debt for 2009. In February 2009, however, the Consejo Superior de Política Fiscal revised the expected Central Government deficit for 2009 from 3.3% of GDP to 3.4% of GDP due to the expected shortfall from earlier projections of fiscal revenues as a result of the effects of the international financial crisis. The revised Financing Plan for 2009 established the issuance of up to Ps. 19.6 billion in internal debt and maintained the $1.0 billion in external debt for 2009. In March 2009, the Consejo Superior de Política Fiscal again revised the expected Central Government deficit from an estimate of 3.4% of GDP to 3.7% of GDP based on the results of GDP growth for 2008. The revised Financing Plan for 2009, included in the Medium Term Fiscal Plan of June 2009, established the issuance of up to Ps. 22.0 billion in internal debt, of which Ps. 4.0 billion was for prefunding for 2010 and maintained the expected level of external debt issuance as established in September 2008. In September 2009, the Consejo Superior de Política Fiscal again revised the expected Central Government deficit from an estimate of 3.7% of GDP to 4.0% of GDP based on the decrease in revenues for 2009. The revised Financing Plan for 2009 established the issuance of up to Ps. 23.9 billion in internal debt and maintained the level of external debt issuance at $ 1.0 billion as established in September 2008. In November 2009, the Government decided to substitute external funding sources for 2009 by reducing multilateral funding and increasing external bond issuances. Other sources of funding that the Government may use to finance the deficit include multilateral loans, privatizations, liability management transactions or the use of Banco de la República profits.

In June 2010, the Consejo Superior de Política Fiscal revised the expected Central Government deficit for 2010 from 4.5% of GDP to 4.4% of GDP. In July 2010, the Consejo Superior de Política Fiscal authorized the Financing Plan for 2010 under which the Government plans to issue up to Ps. 27.5 trillion in internal debt and $ 1.3 billion in external debt for 2010.

Colombia’s ratio of total net non-financial public sector debt to GDP was at 38.9% in 2005. The ratio of total net non-financial public sector debt to GDP decreased to 36.0% in 2006, to 32.3% in 2007 to 31.9% in 2008. The ratio of total net non-financial public sector debt to GDP increased to 35.2% in 2009. As of March 31, 2010, the ratio of total net non-financial public sector debt to GDP decreased to 34.2%. In 2005, the Government revised the principal indicator to be used as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP was, 36.0% on December 31, 2005, 32.5% on December 31, 2006, 29.1% on December 31, 2007, 31.0% on December 31, 2008 and 33.9% on December 31, 2009. As of March 31, 2010, the total debt net of external financial assets to GDP was 33.4%.

Public Sector Internal Debt

In 2008, the Government’s internal debt consisted mainly of the following debt instruments:

•	Treasury bonds known as Títulos de Tesorería (“TES”) sold, through auctions, to the public and to Government agencies (which are obliged to invest excess funds in these Government instruments);

•	Law 546 and debt reduction bonds; and

•	Various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of more than one year) was $62.9 billion (Ps. 128.6 trillion) at December 31, 2009, an increase of 23.9% in dollar terms (a 12.2% increase in Peso terms) from the $51.0 billion (Ps. 114.5 trillion) outstanding at December 31, 2008. According to preliminary figures, total non-financial public sector internal funded debt was $77.8 billion (Ps. 159.0 trillion) at December 31, 2009, as compared to the $62.8 billion (Ps. 140.9 trillion) outstanding at December 31, 2008.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of March 31, 2010, TES represented 64.9% of total Central Government debt (both internal and external) and 92.8% of total internal Central Government debt.

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities as part of its strategy to broaden the treasury bond market and provide liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, beginning in March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. At February 28, 2010, there were no dollar-linked TES outstanding . In May 1999, the Government introduced inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) and since then has issued five-, seven-, ten-, twelve- and seventeen-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France. The Government anticipates that the UVR and fixed-rate bonds will become the preferred long-term debt instruments for the Government in the domestic market, replacing the old inflation-indexed TES, which were last issued in March 1998. At March 31, 2010, $15.3 billion (Ps. 29.4 trillion) of UVR denominated TES were outstanding. In further support of the domestic market, the Government issued new investment products in 2001 and 2002, including short-term (90-day and 180-day) bills, seven- and ten-year fixed rate TES and five- and eight-year fixed rate dollar-linked TES. In 2005, the Government issued fifteen-year fixed rate TES. In 2007, the Government issued short-term (357-day)bills and four, six and eleven-year fixed rate TES and six-year UVR denominated TES. In 2008, the Government issued four, six and sixteen-year fixed rate TES. In 2009, the Government issued short-term (357-day) bills and four- and seven-year fixed rate TES and seven-year UVR denominated TES.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These systems should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Government has also increased its consistency in the timing and amounts of TES issuances. In addition to these measures, the Government issued Peace Bonds in the aggregate principal amounts of Ps. 13.5 billion in 2004, Ps. 8.0 billion in 2005, Ps. 1.1 billion in 2006 and Ps. 0.7 billion in 2007. No Peace Bonds were issued in 2008. In 2009, the Government issued Ps. 4.6 billion in aggregate principal amount of Peace Bonds. These bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones.

In 2009, the Government issued Ps. 25.8 trillion of TES bonds. Of this amount, 42.2% was issued through auctions. In 2010, the Government plans to issue Ps. 27.5 trillion of TES bonds. It is expected that 54.5% of this amount will be issued through auctions. Between January 1, 2010 and July 1, 2010, the Government auctioned a total of Ps. 7.7 trillion of TES, or 51.6% of the expected total amount in Government securities to be issued through auctions. Auctions of TES are normally held on a bi-weekly basis.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)

	2005	2006	2007	2008	2009
	(billions of pesos or percentage of GDP)
Central Government(2)	Ps. 94,712	Ps. 99,796	Ps. 105,559	Ps. 114,534	Ps. 128,558
Public Sector Entities	20,314	21,973	22,346	21,822	26,646

Total Internal Debt	Ps. 117,126	Ps. 124,206	Ps. 132,475	Ps. 140,935	Ps. 159,025

As a Percentage of GDP	34.9%	32.4%	30.7%	29.5%	32.0%

Totals may differ due to rounding.

1:	Includes debt of the Government with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
2:	Central Government figures exclude pension bonds and constant value bonds.

Sources: General Directorate of Public Credit and National Treasury, Ministry of Finance; CONFIS.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 5.2 trillion ($2.6 billion) at May 11, 2010.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of more than one year. Traditionally, Colombia has relied on the following six sources of external debt:

•	the capital markets, such as external bond offerings;

•	multilateral financial institutions, such as the IADB, the World Bank and CAF;

•	commercial banks;

•	export credit institutions;

•	suppliers; and

•	bilateral agreements.

At December 31, 2009, debt from multilateral institutions and export credit institutions represented 40.2% of public sector external funded debt, while loans from commercial banks constituted 3.0% of the total. The amount of bonds outstanding as of December 31, 2009 was $18.6 billion, or 52.4% of public sector external funded debt. Total public sector external funded debt increased from $28.7 billion at December 31, 2008 to $35.6 billion at December 31, 2009.

At December 31, 2009, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled $339 million. On December 31, 2009, the Central Government accounted for 81.7% of public sector external funded debt and state-owned entities, including Banco de la República, accounted for 18.4%.

The following table shows the external funded debt of the public sector by type.

Public Sector External Funded Debt by Type(l)(2)

	At December 31,
	2005	2006	2007	2008	2009
	(millions of U.S. dollars, except percentages)
Central Government	$20,832	$23,487	$23,659	$24,351	$29,035
Public Entities(3) (4)
Guaranteed	2,057	1,872	1,911	1,773	1,843
Non-guaranteed	827	605	2,543	2,596	4,684

Total External Debt	$23,716	$25,963	$28,113	$28,720	$35,563

Total Debt Service	$6,597	$5,493	$6,270	$4,947	$4,344

External Debt/GDP	16.4%	19.1%	14.1%	12.0%	15.4%
Total Debt Service/GDP	4.6	4.0	3.2	2.1	1.9
Total Debt Service/Exports	31.1	26.0	29.7	16.8	13.2

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.
4:	Debt with resident financial institutions is not included.

Source: Debt Database—Ministry of Finance.

At December 31, 2005, 2006, 2007, 2008 and 2009, Colombia’s public sector external funded debt increased by $1.6 billion, $2.2 billion, $2.2 billion, $608 million and $6.8 billion, respectively, from the corresponding figure at December 31 of the prior year. The increase in the public external funded debt in 2009 was primarily due to the following reasons. First, Ecopetrol and Empresas Públicas de Medellin made their inaugural bond issuances in international capital markets in 2009 for $1.5 billion and $500 million, respectively. Those issuances were driven by capital expenditure programs that will be conducted during the next years and other general corporate purposes. Second, the Central Government increased its external bonds issuance by $2.0 billion in order to prefund the 2010 budget. Public sector external debt as a percentage of GDP increased from 16.4% at December 31, 2005 to 19.1% at December 31, 2006. Public sector external debt as a percentage of GDP decreased from 19.1% at December 31, 2006 to 14.1% at December 31, 2007, and further to 12.0% at December 31, 2008, but increased to 15.4% at December 31, 2009. External debt service as a percentage of GDP decreased from 4.6% at December 31, 2005 to 4.0% at December 31, 2006, to 3.2% at December 31, 2007, to 2.1% at December 31, 2008 and further to 1.9% at December 31, 2009. There can be no assurance, however, that decreases in the level of public sector external debt as a percentage of GDP and external debt service as a percentage of GDP will continue in the future. At December 31, 2009, Colombia’s public sector external funded debt totaled $35.6 billion, of which $29.0 billion was debt of the Central Government and $6.5 billion was debt of other public entities.

The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding, in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest and exchange rate risks associated with debt service through the use of derivatives.

In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia’s economic growth, replacing the expired two-year, approximately $2.3 billion Stand-By Arrangement entered into in January 2003. The 2005 Stand-By Arrangement expired on November 2, 2006 and Colombia decided to exit from the formal IMF funding program. For more information concerning the Stand-By Arrangements, see “Public Sector Finance—IMF Program” and “—IMF Consultation in March 2010.”

On May 11, 2009 the IMF’s executive board approved a one year arrangement under the IMF’s Flexible Credit Line for $10.5 billion. On May 7, 2010, the IMF’s executive board approved a one year $ 3.5 billion successor arrangement under the IMF’s Flexible Credit Line. To date, Colombia has not drawn on the Flexible Credit Line. See “Public Sector Finance—Flexible Credit Line with IMF.”

As part of Colombia’s external liability management program, the Government plans to continue to conduct liability management transactions in order to reduce exposure to exchange rate risks and refinancing risks.

On April 7, 2010, Colombia issued Ps. 1,528,831,000,000 of its 7.75% Global TES Bonds due 2021, in order to finance its budget for 2010. On July 16, 2010, Colombia issued Ps. 938,780,000,000 in a re-opening of its 7.75% Global TES Bonds due 2021 for the same purpose.

The following table shows the external funded debt of the public sector by creditor.

Public Sector External Funded Debt by Creditor(1)(2)

	At December 31,
	2005	2006	2007	2008	2009
	(millions of U.S. dollars)
Multilaterals
IADB	$3,712	$4,422	$4,924	$5,684	$6,233
World Bank	3,892	4,582	4,833	5,329	6,550
Others	1,707	1,556	1,349	1,330	1,351

Total Multilaterals	9,311	10,559	11,105	12,343	14,134
Commercial Banks	1,313	1,064	1,143	1,058	1,071
Export Credit Institutions	417	332	292	233	162
Bonds	12,391	13,739	13,969	13,506	18,635
Foreign Governments	202	208	1,559	1,549	1,540
Suppliers	82	61	43	30	20
Resident Financial Institutions	0	0	0	0	0

Total	$23,716	$25,963	$28,113	$28,720	$35,563

Totals may differ due to rounding.

1:	Debt with an original maturity of more than one year.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3:	Debt with resident financial institutions is not included in the public entities outstanding.

Source: Debt Database—Ministry of Finance.

Early Payment of IADB Emergency Loans

In April 2005, Colombia made an early payment in the amount of $1.25 billion under its emergency loans with the IADB. In order to make this early payment, the Central Government purchased international reserves from Banco de la República using the peso proceeds of its offerings of TES bonds completed in the local market during 2004 and 2005. Banco de la República, in turn, used the pesos it received from the Central Government in connection with such purchases of international reserves to acquire TES bonds in secondary market transactions.

Following the early payment of $1.25 billion to the IADB, Colombia began negotiations with the IADB for new loans. Proceeds of the new loans will be used to finance public investment in infrastructure projects. Disbursements of loans from the IADB totaled approximately $350.0 million in 2005, $911.4 million in 2006, $608.7 million in 2007, $957.1 million in 2008 and $688.8 million in 2009.

The following table shows the external funded debt of the public sector by currency.

Public Sector External Funded Debt by Currency

	At December 31, 2009(1)
	Central Government	Guaranteed	Non–Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	$23,752	$1,028	$4,206	$28,987	81.51%
World Bank Basket of Currencies(2)	91	0	0	91	0.26%
Colombian Pesos	3,723	448	476	4,647	13.07%
Japanese Yen	725	42	0	767	2.16%
Euros	641	52	2	695	1.96%
Unit Account(3)	3	260	0	264	0.74%
Others	99	13	0	111	0.31%

Total	$29,035	$1,843	$4,684	$35,563	100.00%

Totals may differ due to rounding.

1:	Preliminary. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2009.
2:	Consists primarily of dollars, Yen, Swiss Francs and euros.
3:	Corresponds to the monetary unit used by the IADB in its transactions, expressed in U.S dollars.

Source: Debt Database—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt outstanding at December 31, 2009.

Public Sector External Debt Amortization Schedule(1)(2)

Signed Loans and Bonds

	Debt Outstanding at December 31, 2009(3)	2010	2011	2012	2013	After 2013
		(millions of U.S. dollars)
Multilaterals
IADB(4)	$6,233	$387	$378	$381	$390	$5,718
World Bank(4)	6,550	337	300	347	545	6,304
Others	1,351	147	152	148	169	1,077

Total Multilaterals	14,134	872	830	876	1,103	13,099
Commercial Banks	1,071	182	143	148	140	443
Export Credit Institutions	162	46	31	20	19	64
Bonds	18,635	959	491	1,186	776	15,524
Foreign Governments	1,540	20	17	17	14	1,544
Suppliers	20	6	4	4	4	2

Total External Debt	$35,563	$2,086	$1,516	$2,251	$2,056	$30,678

Totals may differ due to rounding.

1:	Debt with original maturity of more than one year. Amortization figures in this table include both scheduled payments on outstanding debt and projected payments on debt not yet disbursed but for which commitments have been made and are planned to be disbursed.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2009.
3:	Debt with domestic financial institutions is not included in the debt outstanding.
4:	Amortization payments to the IADB and World Bank have been re-expressed using a revaluation factor based on the basket of currencies in which those debts are denominated on the date the transaction closed.

Source: Debt Database—Ministry of Finance.

Debt Record

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt(1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed		Principal Amount Outstanding at Dec. 31, 2009
				(millions of original currency)		(millions of dollars)
Central Government

8.700% Notes Due 2016	1996	2016	USD		$200	118

(*) 8.375% Notes Due 2027	1997	2027	USD		$250	155
10.875% Global Bonds due 2004	1999	2028	USD		$500	9
11.75% Global Bonds due 2020	2000	2020	USD		$1,075	796
9.75% Amortizing Notes due 2011 Guaranteed by the World Bank	2001	2011	USD		$1,000	69
11.5% Notes due 2011	2001	2011	EUR		€400	336
10% Global Bonds due 2012	2001	2012	USD		$900	900
10.5% Global Bonds due 2010 .	2002	2010	USD		$507	281
10.75% Global Bonds due 2013	2002	2013	USD		$750	750
(*)10.375% Global Bonds due 2033	2003	2033	USD		$635	341
(*)8.125% Global Bonds due 2024	2004	2024	USD		$1,000	1,000
(*)8.25% Global Bonds due 2014	2004	2014	USD		$1,000	1,000
(*)11.75% Global TES due 2010	2004	2010	COP	Ps.	1,247,991	523
8.66% Notes Due 2016	2004	2016	USD		$17	17
(*)12% Global TES due 2015	2005	2015	COP	Ps.	2,580,037	1,262
3 mo. Libor +355 bps Notes due 2013	2005	2013	USD		$335	262
3 mo. Libor +180 bps Notes due 2015	2005	2015	USD		$400	400
1.94% Notes due 2012	2005	2012	JPY		¥22,500	242
(*)7.375% Notes due 2017	2006	2017	USD		$1,650	1,650
(*)7.375% Notes due 2037	2006	2037	USD		$1,468	1,818
9.85% Global TES due 2027	2007	2027	COP	Ps.	1,924,515	941
7.375% Notes due 2019	2009	2019	USD		$2,000	2,000
6.125% Global Bonds due 2041	2009	2041	USD		$1,000	1,000
2.42% Notes due 2019	2009	2019	JPY		¥45,000	483

Total						$16,352

1:	Includes external-internal bonds (i.e., bonds payable in U.S. dollars, but sold in the domestic market). Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year). At December 31, 2009.
2:	Principal amount outstanding at December 31, 2009 was converted to U.S. dollars at the corresponding exchange rate on December 31, 2009. COP/USD = Ps. 2,044.33/$1.00; JPY/USD = ¥93.11/$1.00; USD/EUR = $1.43/€1.00.
(*)	Includes reopenings.

Source: Debt Database—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding at December 31, 2009
			(millions of U.S. dollars)
World Bank	Various	Various	$6,193
IADB	Various	Various	5,410
Others	Various	Various	955

Total			$12,557

Totals may differ due to rounding.

Source: Debt Database—Ministry of Finance.

Loans from Banks and Suppliers(1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2009
					(millions of U.S. dollars)
Other Commercial Bank Loans	Various	Various	Various	Various	n.a.	34
Export Credits	2%-7.75%	Various	Various	USD, EUR	n.a.	29
Governments	0%-4.83%	Various	Various	USD, EUR, CNY	n.a.	62

Total						$126

n.a. = Not available.

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness.

Source: Debt Database—Ministry of Finance.

Total Outstanding Long-Term Direct External Debt	$29,035

Other External Public Sector Debt

Guaranteed Debt and Non-guaranteed Debt

Borrower	Guaranteed Debt	Non Guaranteed Debt	Principal Amount Outstanding at December 31, 2009
Non-Financial Public Sector:
AEROCIVIL	$0	$1	$1
AGUAS DEL MAGDALENA	22	0	22
AGUAS Y AGUAS DE PEREIRA	16	0	16
BOGOTA DISTRITO CAPITAL	192	388	580
C.A.R.	24	0	24
DEPARTAMENTO DE ANTIOQUIA	31	0	31
DEPARTAMENTO DE CESAR	22	0	22
DEPARTAMENTO DE CUNDINAMARCA	20	0	20
DISTRITO TUR/CUL DE CARTAGENA	74	0	74
E.A.A.B. ESP	26	0	26
E.E.E.B- E.S.P	5	710	715
E.P.M.DE MEDELLIN	428	705	1,133
E.P.M TELCO S.A E.S.P	0	173	173
E.T.BARRANQUILLA	0	7	7
E.T.M.V.A.METRO	262	0	262
ECOPETROL	0	1.500	1,500
EMCALI	52	17	68
FEDECAFE	0	127	127
I.C.A.	1	0	1
I.S.A.	45	52	97
ICETEX	91	0	91
ISAGEN S.A.	241	11	252
MUNICIPIO DE CALI	6	0	6
MUNICIPIO DE MEDELLIN	8	0	8
MUNICIPIO DE PASTO	3	0	3
SENA	1	0	1
TGI. TRANSPORTADORA DE GAS DEL INTERIOR S.A ESP	0	750	750
URRA S.A	22	0	22
I.D.E.A	0	12	12
Total Non-Financial Public Sector:	1,592	4,452	6,044
Financial Public Sector:
BANAGRARIO	1	0	1
BANCOLDEX	150	182	332
FINDETER	100	50	150
Total Financial Public Sector:	251	232	483

TOTAL:	$1,843	$4,684	$6,527

Totals may differ due to rounding.

1:	Colombia Movil S.A. E.S.P. is not included because it was privatized on June 28, 2006.
2:	Medium- and long-term indebtedness.
3:	Subject to revision

Source: Debt Database—Ministry of Finance.

Internal Public Debt

Direct Debt(1)

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding at December 31, 2009
			(millions of pesos)
Treasury Bonds	Various	Various	Ps.	113,846,161
Pension Bonds	Various	Various		9,633,200
FOGAFIN Bonds	Various	Various		717,594
Law 546 Bonds(2)	Various	Various		91,413
TRD	Various	Various		4,317,651
Peace Bonds	Various	Various		95,852
Constant Value Bonds	Various	Various		1,762,218
Security Bonds	Various	Various		5,320
Banco Agrario	Various	Various		274,620
Other Bonds	Various	Various		34,328
Other Assumed Debt	Various	Various		949
Other	Various	Various		148,938
Treasury Promissory Notes	Various	Various		6,106,922

Total			Ps.	137,035,165

Totals may differ due to rounding.

1:	Total as of December 31, 2009.
2:	Includes Law 546 and debt reduction bonds.

Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

              www.minhacienda.gov.co – Public Credit- TES—Ministry of Finance.

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding at December 31, 2009
(millions of dollars)
CEDELCA	$45.06
Department of Archipelago de S	5.36
Department of Magdalena	18.28
Department of Narino	9.05
Department of Santander del Sur	7.64
Department of Valle del Cauca	3.12
District of Barranquilla	78.22
EMCALI	4.01
Municipality of Aracataca	2.02
Municipality of Belen de los Andes	0.31
Municipality of Cali	275.21
Municipality of Corozal	1.42
Municipality of Dagua	0.36
Municipality of Fonseca	0.42
Municipality of Fundacion	0.02
Municipality of Istmina	0.50
Municipality of Magangue	5.13
Municipality of Plato	0.85
Municipality of Puerto Asis	0.36
Municipality of Salamina	0.30
Municipality of Tado	0.19
Satena	120.76

Total	$578.69

1:	Medium- and long-term indebtedness. At December 31, 2008, the Republic had no outstanding guarantees of floating public sector internal debt.

Source: Ministry of Finance.